                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-46197

                                   PROSPECTUS

                                     [LOGO]

                                1,500,000 SHARES

                           URSUS TELECOM CORPORATION

                                  COMMON STOCK

    Ursus Telecom Corporation ("Ursus" or the "Company") is hereby offering (the "Offering") 1,500,000 shares of common stock, par value $.01 per share (the "Common Stock"). Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price is $9.50 per share (the "Offering Price"). See "Underwriting" for a discussion of the factors which were considered in determining the Offering Price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "UTCC."

    An additional 200,000 shares of Common Stock are being registered herewith on behalf of certain shareholders of the Company (the "Registering Shareholders"). These shares are subject to a holdback agreement with Joseph Charles & Associates, Inc. (the "Representative") and may not be sold by the Registering Shareholders without the consent of the Representative until 12 months after the date of this Prospectus. See "Principal and Registering Shareholders" and "Underwriting." The Company will not receive any of the proceeds of the sale of shares of Common Stock by the Registering Shareholders. The Company is paying all costs incurred in the registration of shares of Common Stock.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC        COMMISSIONS(1)(2)     COMPANY(3)(4)
Per Share..........................................        $9.50              $.73625             $8.76375
Total(3)...........................................     $14,250,000          $1,104,375         $13,145,625

(1) Does not include additional compensation to be paid to the Representative in the form of: (a) warrants to purchase an aggregate of 150,000 shares of Common Stock (the "Representative's Warrants") at a price of $15.20 per share exercisable over four years, commencing one year from the date of this Prospectus, (b) a 3% non-accountable expense allowance ($50,000 of which has been advanced) and (c) a consulting agreement for a period of twenty-four months for an aggregate consideration of $72,000 payable on the closing of the Offering.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses of the Offering payable by the Company estimated to be $596,125.

(4) The Company has granted the Underwriters a 45-day option ("Over-Allotment Option") to purchase up to 225,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $16,387,500, $1,270,031 and $15,117,469, respectively. See
    "Underwriting."

    The shares of Common Stock are being offered, subject to prior sale, when, as, and if delivered to and accepted by the several Underwriters and subject to approval of certain legal matters by counsel. The Underwriters reserve the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of certificates therefor will be made at the offices of the Representative, in Boca Raton, Florida or through the facilities of The Depository Trust Company on or about May 18, 1998.

                       JOSEPH CHARLES & ASSOCIATES, INC.

                  THE DATE OF THIS PROSPECTUS IS MAY 12, 1998.

[PHOTOGRAPH OF URSUS TELECOM CORPORATION'S SWITCH CENTER IN FLORIDA: OPERATIONS
                                 CONTROL ROOM]

               URSUS TELECOM CORPORATION'S FLORIDA SWITCH CENTER

                          [PHOTOGRAPH OF SWITCH ROOM]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER SIGNIFICANTLY FROM THE EVENTS OR RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS" AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND THE REPRESENTATIVE'S WARRANTS ARE NOT EXERCISED, AND (II) THE CONSUMMATION OF THE SPLIT (THE "STOCK SPLIT") OF FOUR SHARES OF THE COMPANY'S CLASS A COMMON STOCK INTO 3,692.32 SHARES OF COMMON STOCK AND ONE SHARE OF SERIES A PREFERRED STOCK, FOUR SHARES OF THE COMPANY'S CLASS B COMMON STOCK INTO 3,692.32 SHARES OF COMMON STOCK AND ONE SHARE OF SERIES A PREFERRED STOCK, AND OF EACH SHARE OF ITS CLASS C COMMON STOCK INTO
923.08 SHARES OF COMMON STOCK, WHICH WAS APPROVED ON FEBRUARY 12, 1998. TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS."

                                  THE COMPANY

    Ursus is an international telecommunications company that exploits favorable market niches by providing competitive and technologically advanced telecommunications services. The Company focuses on small and medium-sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France. The Company serves these markets through a network of independent exclusive agents. The Company believes that it derives a significant competitive advantage from this exclusive agent network. Each agent provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key agent support system developed and provided by the Company. Each agent is supplied near real time data for customer management, usage analysis and billing from the Company's local and wide area network. Through its agent network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey and Alcatel in key markets in order to promote the Ursus line of telecommunications services, allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the local incumbent telecommunication operators ("ITOs").

    Ursus has traditionally entered a particular market using call reorigination, a system that provides the Company's overseas customers the opportunity to access a U.S.-based switching center by means of a manual or transparent automated dialing procedure, or other methods that provide a U.S. dial tone to its foreign customers. Call reorigination provides a customer with the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. The Company derives approximately 76% of its revenues from call reorigination. In order to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as MCI WorldCom, Cable and Wireless and France Telecom, and by deploying smaller network access nodes in less populated service areas. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

    Ursus plans to expand by increasing sales to existing customers; by expanding the business generated by its existing agents; by providing wholesale services to other carriers; and through selected acquisitions. Except as disclosed herein, Ursus is not currently engaged in any negotiations to acquire any business. See "Business--Purchase of Equity Interest in South African Agent" and "Business--Formation of French Subsidiary." The Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing and network management, with a high degree of efficiency and short turn-around time. Management believes that these efficiencies would facilitate the rapid and economical consolidation of acquired competitors.

    The Company operates a digital, switch-based telecommunications network (the "Network") from its technical facilities in Sunrise, Florida, and, using a hybrid network of Internet, Intranet and circuit-based facilities, plans to use a portion of the Offering proceeds to expand its primary digital switching platform and secondary network access nodes, thereby expanding its services in what the Company believes is a reliable, flexible and cost-effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of Internet Protocol ("IP") telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. IP telephony creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. To exploit these opportunities and to further reduce its costs, the Company plans to use a portion of the Offering proceeds to establish a hybrid network for IP fax and voice services. The Company believes this application could increase the gross margins of its existing and future retail business and allow it to accelerate its growth strategy.

    The Company expects that call reorigination will continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dial tone requires little investment in equipment and limited capital deployment in a foreign territory, thus allowing the Company to develop a viable customer base by effectively exploiting the difference between the local International Direct Dial ("IDD") rate and the generally more favorable rates the Company enjoys in the U.S. The Company has successfully used this strategy to develop foreign markets, thereby creating a revenue stream with little more than marketing and incremental call costs. In addition, using IP telephony technology, concurrently with call reorigination, could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP telephony technology where feasible in order to create a hybrid network capable of carrying significant amounts of customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network and affords the Company the opportunity to develop a market with a relatively small financial risk.

    In summary, the Company intends to become a significant provider of international telecommunications services within emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, market penetration, expanding customer base and growing U.S. wholesale business. By using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

    Ursus provides an array of basic and value added services to its customers, which include:

    - long distance international telephone services

    - direct dial access for corporate customers

    - dedicated access for high volume users

    - calling cards

    - abbreviated dialing

    - international fax store and forward

    - switched Internet services

    - itemized and multicurrency billing

    - follow me calling

    - enhanced call management and reporting services

    The Company's growth strategy has increased revenues from $13.2 million to $20.8 million in the fiscal years ended March 31, 1996 and March 31, 1997, respectively; and from $15.0 million to $21.0 million in the nine months ended December 31, 1996 and December 31, 1997, respectively. The Company's pretax profits have grown from $1.3 million in the fiscal year ended March 31, 1996 to $2.0 million in the fiscal year ended March 31, 1997, while remaining relatively flat at $1.4 million for the nine months ended December 31, 1997 compared to the nine months ended December 31, 1996.

    The Company is a Florida corporation that was formed in March 1993. The Company's principal executive offices are located at 440 Sawgrass Corporate Parkway, Suite 112, Sunrise, Florida 33325, and its telephone number is (954) 846-7887.

                                  THE OFFERING

Common Stock offered by the Company(1).......  1,500,000 shares

Common Stock to be outstanding after the
  Offering(2)................................  6,500,000 shares

Use of Proceeds(3)...........................  The estimated net proceeds of the Offering of approximately $12.05 million will be used:
                                               (i) to acquire businesses operating in the
                                               same industry segment as the Company; (ii) to
                                               acquire equity interests in the Company's
                                               existing independent sales agents; (iii) to
                                               expand the Network by acquiring switches and
                                               other equipment and facilities; and (iv) for
                                               general working capital purposes. See "Use of
                                               Proceeds."

Nasdaq National Market Symbol................  "UTCC"

Risk Factors.................................  Prospective investors should carefully consider all of the information set forth in
                                               this Prospectus, and, particularly, should
                                               consider the factors set forth in "Risk
                                               Factors."

------------------------

(1) Does not include (a) 200,000 shares of Common Stock offered for sale by the Registering Shareholders which are subject to a holdback agreement between each of the Registering Shareholders and the Representative and are not being offered on an underwritten basis and may not be sold by the Registering Shareholders, without the consent of the Representative, until 12 months after the date of this Prospectus, (b) an additional 225,000 shares of Common Stock which may be offered pursuant to the Over-Allotment Option and (c) an additional 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Principal and Registering Shareholders" and "Underwriting."

(2) Excludes approximately 634,000 shares of Common Stock subject to options to be granted to certain of the Company's directors, officers and employees upon the consummation of the Offering at an exercise price equal to the Offering Price. See "Management--Stock Incentive Plan" and "Shares Eligible for Future Sale."

(3) If the Underwriters exercise their Over-Allotment Option in full, the net proceeds to the Company from the sale of the 225,000 shares of Common Stock at the Offering Price offered pursuant to the Underwriters' Over-Allotment Option are estimated to be approximately $1.9 million, after deducting the underwriting discounts and commissions, the Underwriters' non-accountable expense allowance and estimated expenses.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth certain summary financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996 and 1997, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus, (ii) the fiscal year ended March 31, 1994, which have been derived from unaudited financial statements of the Company which are not included herein and (iii) the nine months ended December 31, 1996 and 1997, which have been derived from unaudited financial statements of the Company which are included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of the results which may be expected for the full year. The following financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

                                                                                                 NINE MONTHS ENDED
                                                               YEAR ENDED MARCH 31,                 DECEMBER 31,
                                                    ------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1996       1997
                                                    ---------  ---------  ---------  ---------  ---------  ---------

                                                      (IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND OTHER OPERATING
                                                                                 DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Retail..........................................  $     848  $   6,291  $  13,228  $  20,523  $  14,988  $  18,421
  Wholesale.......................................     --         --         --            315     --          2,608
                                                    ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues................................  $     848  $   6,291  $  13,228  $  20,838  $  14,988  $  21,029
Gross profit......................................  $     344  $   2,544  $   5,553  $   8,643  $   6,412  $   7,240
Operating income (loss)...........................  $    (814) $     159  $   1,369  $   2,004  $   1,488  $   1,414
Net income (loss).................................  $    (813) $     382  $     790  $   1,253  $     910  $     890
Pro forma net income (loss) per share--basic and
  dilutive (1)....................................  $    (.18) $     .08  $     .16  $     .25  $     .18  $     .18
Weighted average shares outstanding (1)...........      4,615      4,869      5,000      5,000      5,000      5,000

OTHER OPERATING DATA (AT END OF PERIOD):
Retail customers (2)..............................        833      4,456      9,791     15,729     14,408     29,048
Wholesale customers (3)...........................     --         --         --              1     --              3
Number of employees...............................          9         10         12         17         17         21

                                                                                                         AS OF
                                                                AS OF MARCH 31,                    DECEMBER 31, 1997
                                                   ------------------------------------------  -------------------------
                                                                                                           AS ADJUSTED
                                                     1994       1995       1996       1997      ACTUAL         (4)
                                                   ---------  ---------  ---------  ---------  ---------  --------------

                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Total current assets.............................  $     381  $   1,273  $   2,363  $   4,566  $   5,647    $   17,733
Working capital (deficiency).....................       (129)       150        811      1,658      1,442        13,528
Total assets.....................................        683      1,720      2,797      5,243      7,042        18,957
Total current liabilities........................        510      1,122      1,552      2,920      4,205         4,205
Long term debt, less current portion.............        729        730        580        425     --            --
Total shareholders' equity (capital
  deficiency)....................................       (563)      (162)       609      1,861      2,771        14,821

------------------------
(1) Pro forma net income (loss) per common share--basic and dilutive is computed based on the weighted average number of common shares outstanding during each period and gives retroactive effect to the Stock Split. See Note 13 of Notes to Financial Statements.

(2) Consists of active Company subscribers that were billed in the final month of the respective periods.

(3) Consists of wholesale customers that had active accounts with the Company in the respective periods.

(4) As adjusted to give effect to (i) the Offering, see "Use of Proceeds," (ii) the underwriter's two year consulting contract which will be prepaid upon the closing of the Offering and (iii) the deferred offfering costs incurred by the Company as of December 31, 1997.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY INVOLVES CERTAIN RISKS AND SUBSTANTIAL DILUTION. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                 COMPANY RISKS

OPERATING RISKS

    Historically, the Company has derived a significant portion of its revenues by providing call reorigination services. The Company believes that as deregulation occurs and competition increases in certain international markets, the pricing advantage of call reorigination relative to conventional international long distance service will diminish and may disappear in certain markets. To maintain its existing customer base and attract new business in such markets, the Company anticipates that it will have to offer direct access services to certain destinations at prices significantly below the current prices charged for call reorigination. The Company will seek to satisfy this requirement in selected target markets by migrating its existing call reorigination customers and attracting new business through deployment of direct access and other call-through access methods, including IP telephony. There can be no assurance that the Company will succeed in such efforts. Failure to accomplish this objective could have a material adverse effect on the Company's business, financial condition and results of operations.

    In many of the Company's existing and target markets, the Company offers or intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. The Company's overall gross margins may fluctuate in the future based on its mix of wholesale (selling minutes to other carriers) and retail (selling directly to end-user customers) international long distance services and the percentage of calls using direct access compared to call reorigination, in addition to the reaction to any significant international long distance rate reductions imposed by ITOs to counter external competitive threats.

    As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into acquisitions, investments and strategic alliances that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its industry has reached a stage of development insofar as the gross profit margins associated with its early stages have yielded to a more moderated profit margin structure on an industry-wide basis. Furthermore, the Company's strategic decisions to reduce its pricing structure in particular markets to gain additional market share and achieve operating efficiencies may materially adversely affect the profitability of the Company's operations in such markets. As a result of the foregoing factors, the Company may in the future experience materially adverse circumstances that could reduce the price of the Company's Common Stock. See "--Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF INTERNATIONAL TELECOMMUNICATIONS BUSINESS

    The Company's international telecommunications business is subject to certain risks, such as changes in foreign governmental regulations and telecommunications standards, licensing requirements, tariffs, taxes, customs, duties and other trade barriers, as well as political and economic instability. In addition, the Company's revenues and cost of long distance services are sensitive to changes in international settlement rates, changes in the ratios between outgoing and incoming traffic, and the Company's ability to obtain international transmission facilities. International rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, entry of new carriers into niche markets and the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of government-owned telecommunications carriers. There can be no assurance that the Company will be able to increase its traffic volume or reduce its operating costs sufficiently to offset any resulting rate decreases.

RISKS RELATING TO EMERGING MARKETS

    For the nine months ended December 31, 1997, the Company derived approximately 79% of its revenues from operations in emerging markets, where the Company's businesses are subject to numerous risks and uncertainties, including political, economic and legal risks, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's business, financial condition and results of operations.

    The political systems of many of the emerging market countries in which the Company operates or plans to operate are slowly emerging from a legacy of totalitarian rule. Political conflict and, in some cases, civil unrest and ethnic strife may continue in some of these countries for a period of time. Many of the economies of these countries are weak, volatile and reliant on substantial foreign assistance. Expropriation of private businesses in such jurisdictions remains a possibility, whether by an outright taking or by confiscatory tax or other policies. There can be no assurance that the Company's operations will not be materially and adversely affected by such factors.

    Legal systems in emerging market countries frequently have little or no experience with commercial transactions between private parties. The extent to which contractual and other obligations will be honored and enforced in emerging market countries is largely unknown. Accordingly, there can be no assurance that difficulties in protecting and enforcing rights in emerging market countries will not have a material adverse effect upon the Company and its operations. Additionally, the Company's businesses operate in uncertain regulatory environments. The laws and regulations applicable to the Company's activities in emerging market countries are in general new and subject to arbitrary change and, in some cases, incomplete. There can be no assurance that local laws and regulations will become stable in the future, or that changes thereto will not materially adversely affect the Company's business, financial condition or results of operations.

DEPENDENCE ON INDEPENDENT EXCLUSIVE AGENTS

    The Company provides its services through a network of independent and exclusive agents. Its international market penetration primarily reflects the marketing, sales and customer service activities of these agents, who market the Company's services on a commission basis. As of December 31, 1997, the Company had 15 agents located in approximately 27 countries. The use of these agents exposes the Company to significant risks, including dependence on the continued viability and financial stability of its agents. In fiscal year 1997, the four major agents generated approximately 57% of the Company's revenues and these agents in the aggregate accounted for approximately 64% of the Company's revenues for the nine months ended December 31, 1997. In particular, the Company's single South African agent accounted for approximately 28% of revenues during the nine months ended December 31, 1997. Although the

Company has not historically experienced significant attrition in agencies, there can be no assurance that it will not suffer the loss of one or more significant agents in the future. If one or more of these agents were to suffer financial problems, terminate its relationship with the Company, or were unable to satisfy customers, this could create a material adverse effect on the Company's business, financial condition or results of operations, including, but not limited to lost revenues, bad debt expense, lost customers, potential liability under contracts the agents commit the Company to perform, and damage to the Company's business reputation.

    The Company's continuing success depends in substantial part on its ability to recruit, maintain and motivate its agents. The Company is subject to competition in the recruiting of agents from other organizations that use agents to market their products and services, including those that market telecommunications services. Because the Company enters into exclusive relationships with its agents, the success of the Company's business within the exclusive territory largely depends on the effectiveness of the local agent in conducting its business. If an agent were to become ineffective in conducting its business, the Company might seek to terminate its relationship with the agent, and under certain local laws the Company's exclusive arrangements with such agent might be difficult or expensive to terminate. The Company has entered into non-compete agreements with its agents prohibiting their competition with the Company during their engagement and for a period of time after its termination, however, there can be no assurance that any such non-compete agreement would be enforceable as a practical matter or under the applicable laws of the jurisdiction in which an agent operates. See "Use of Proceeds" and "Business-- Purchase of Equity Interest in South African Agent." However, such measures entail other risks. See "--Credit Risks," "--Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions" and "--Foreign Exchange Rate Risks."

COMPETITION

    The international telecommunications industry is highly competitive and subject to the introduction of new services facilitated by advances in technology. International telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The Company competes with a variety of international long distance telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates, various independent providers similar to the Company in size and resources, and, to a lesser extent, major international carriers and their global alliances. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers and large-end users which have dedicated circuits or private networks. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors were to devote significant additional resources to the provision of international long distance telecommunications services to the Company's target customer base of small and medium-sized businesses in the Company's targeted geographic markets, then the Company's business, financial condition and results of operations could be materially adversely affected. The Company's principal method of competition is to provide competitive service to its customers at a reasonable price. The Company believes it is able to provide competitive service to its customers primarily by providing value-added services, such as detailed billing, and by utilizing a network of agents who maintain close relationships with vendors of telephone hardware and who are knowledgeable about the telecommunications business in their geographic markets, making them better able to respond to customer needs. The Company maintains competitive pricing by keeping its own costs down, principally by using its proprietary software to handle back office billing and record keeping. There can be no assurance that the Company will be able to compete successfully against new or existing competitors. See "--Risks of International Telecommunications Business."

LESSENING OF BARRIERS TO ENTRY IN MARKETS WHERE COMPANY OPERATES

    The call reorigination business has a small capital requirement and regulatory limitations often form the most significant barrier to entry. The Company anticipates that as the markets in which it operates or will operate continue to deregulate, the Company will increase its investments in telecommunications infrastructure and the Company or its relevant agent will increase marketing expenditures to address increased competition resulting from decreased regulatory difficulties of entry into those markets, particularly since the cost of providing telecommunications services is relatively low and not a significant barrier to entry into the markets where Ursus provides services. As a result, the Company may experience increased operating costs in those markets. Additional competitors with greater resources than the Company could enter these markets and acquire customers of the Company or force the Company to reduce its prices to maintain its customer base which could materially adversely affect the Company's business, financial condition and results of operations.

RAPID CHANGES IN TECHNOLOGY AND CUSTOMER REQUIREMENTS

    Rapid and significant technological advancements and introductions of new products and services utilizing new technologies characterize the telecommunications industry. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement new technologies at substantial cost. In addition, competitors may implement new technologies before the Company is able to implement such technologies, allowing those competitors to provide enhanced services and quality, or services at more competitive costs, compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company, or which it may implement in the future, may not be preferred by its customers or may become obsolete. If the Company is unable to respond to competitive pressures, implement new technologies on a timely basis, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by the Company do not achieve a significant degree of market acceptance, then the Company's business, financial condition and results of operations could be materially adversely affected. See "--Risks of International Telecommunications Business" and "--Competition."

RISK OF NETWORK FAILURE

    The success of the Company largely depends upon its ability to deliver high quality, uninterrupted telecommunication services, and on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster such as hurricanes and similar events. Any systems or hardware failure that causes interruptions in the Company's operations could have a material adverse effect on the Company. Because the Company at the present time operates only one switch, located in Florida, physical damage to this facility (including damage by hurricane) could not be remedied by using redundant facilities of the Company located elsewhere, and could have a material adverse effect on the Company. As the Company expands and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations also depend on its ability to successfully expand and integrate new and emerging technologies and equipment, which could increase the risk of system failure and result in further strains. The Company attempts to mitigate customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers and to minimize its own risk of loss in the event of Network failure by maintaining insurance in commercially reasonable amounts. However, significant or prolonged system failures, or difficulties for customers in accessing and maintaining connection would result in an uninsurable risk, including damage to the Company's reputation, attrition and financial loss. Any damage to the Company's operations center would have a negative impact on the Company and its ability to maintain its operations and generate accurate call detail reports.

CREDIT RISKS

    Many of the foreign countries in which the Company operates do not have established credit bureaus, thereby making it more difficult to ascertain the creditworthiness of potential customers. Under the Company's exclusive agency arrangements, the agent, and not the Company is responsible for analyzing the creditworthiness of the customer and assumes this credit risk. The Company believes that using this local platform for its business minimizes its credit risk, and the Company's bad debt expenses have historically been minimal. However, the Company has in certain circumstances supported its agency relationships by bearing some credit losses. Also, there is a credit risk inherent in the use of independent agents by the Company; because the agent, and not the ultimate user of the Company's services, is responsible for the payment. There can be no assurance that, with regard to any particular time period or periods, particular geographic location or locations or any particular agent or agents, the Company's bad debt expense will not rise significantly above historic or anticipated levels. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. As the Company implements its plans to expand its customer base and wholesale business and move into new territories, whether directly, through arrangements with agents, equity investments in agents, acquisitions or otherwise, the credit risk to which the Company is exposed will increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTING EXPANSION STRATEGY

    The Company has experienced significant growth in recent periods. The Company's ability to manage and respond to growth will be critical to its success. The Company anticipates that future growth will depend on a number of factors, including the effective and timely development of customer relationships, the ability to enter new markets and expand in existing markets, and the recruitment, motivation and retention of qualified agents. Sustaining growth will require the continuing enhancement of the Company's operational systems and additional management, operational and financial resources. If the Company is successful in its growth strategy, there will be additional demands on its customer support, marketing, distribution and other resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its rate of growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

    The Company's strategy is to continue its growth by expanding its service offerings and principal geographic markets in Africa, the Middle East, Latin America and targeted areas of Europe and Russia, especially in deregulating markets. To accommodate its growth strategy, the Company will be required to invest additional capital and resources to enhance its information systems by replacing or upgrading certain existing systems and integrating new systems. There can be no assurance that the Company can add services or expand its geographic markets or that existing regulatory barriers to its current or future operations will be reduced or eliminated. Even if the Company succeeds in adding services or expanding into new markets, there can be no assurance that its administrative, operational, infrastructure and financial resources and systems will remain adequate. See "--Dependence on Effective Information Systems."

    As the Company grows, it may have difficulty accurately forecasting its telecommunications traffic. Inaccuracies in such forecasts could result in the Company making investments in insufficient or excessive transmission facilities and incurring disproportionate fixed expenses, as well as cause it to route excessive overflow traffic to other carriers. The Company would not be able to assure that the quality of services routed to other carriers would be commensurate with the transmission quality provided by the Company. Interruptions of or a decline in the quality of the Company's services resulting from expansion difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH EXPANSION BY ACQUISITIONS, STRATEGIC ALLIANCES AND SIMILAR
  TRANSACTIONS

    As part of its growth strategy, the Company intends to reduce its exposure to risks associated with the use of exclusive independent agents in existing and new markets, by acquiring some or all of the equity interest in, entering into joint venture arrangements with, or forming strategic alliances with, agents and other strategic partners whose businesses complement that of the Company. If the Company's investments in or alliances with third parties do not result in a controlling interest or are nonexclusive arrangements, the Company may be subject to additional business and operating risks outside of its management's control. The Company has not entered into any such arrangements, except with Central Call and Mondial Telecom, with which the Company has entered into a memorandum of understanding with respect to the acquisition of customer lists, and with Orion Telecom in South Africa where the Company will acquire an equity interest in the South African agent. See "Business--Purchase of Equity Interest in South African Agent" and "Business--Formation of French Subsidiary." Any future acquisition, investment, strategic alliance or related effort will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates or partners, the difficulty of assimilating the operations of the respective entities, the potential disruption of the Company's ongoing business, possible costs associated with the development and integration of such operations, the potential inability of management to maximize the Company's financial and strategic position by successfully incorporating licensed or acquired technology into the Company's service offerings, the failure to maintain uniform standards, controls, procedures and policies, the impairment of relationships with employees, customers and agents as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts.

    Acquisitions also involve other risks, including changes in pricing due to competition, difficulties in integrating the acquired operations, diversion of management resources, obtaining any required regulatory approvals, increased foreign exchange risk and the risks associated with entering new markets. There can be no assurance that acquisitions, strategic alliances or any other similar events will result in increased sales or an expanded customer base, give the Company the presence in new territories that it seeks, or enable the Company to effectively penetrate its target markets.

    Acquisitions by the Company could entail potentially dilutive issuances of equity securities of the Company, as well as significant transaction expenses and interest expense, which could have a material adverse effect on the Company's operating results.

GOVERNMENT REGULATION

    The Company is required to file periodic reports with the United States Department of Commerce, due to the ownership interest of Fincogest, S.A., a Swiss corporation, in the Company. See "Principal and Registering Shareholders." The Company has failed to comply with this reporting requirement and is in the process of preparing these reports for filing with the Department of Commerce.

    The international telecommunications industry is subject to international treaties and agreements, and to laws and regulations that vary from country to country. Enforcement and interpretation of these laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In some cases, such government officials and ministries are subject to influence by ITOs.

    In some countries where the Company operates or plans to operate, local laws or regulations limit or require prior government approval for the provision of international telecommunications service in competition with state-authorized carriers. For example, the Company's provision of services over facilities in its Network or by purchasing minutes from other carriers for resale to its customers, or its ownership of facilities may be affected by increased regulatory requirements in a foreign jurisdiction. Moreover, the Company's use of transit agreements or arrangements, if any, may be affected by laws or regulations in either the transited or terminating foreign jurisdiction. There can be no assurance that future regulatory, judicial, legislative or political changes will permit the Company to offer to residents of such countries all or any of its services or will not have a material adverse effect on the Company, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that regulatory decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide, or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has pursued, and expects to continue to pursue, a strategy of providing its services to the maximum extent it believes to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals required under such laws or regulations to which the Company believes that it is subject, or the Company otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it would seek to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it.

    CALL REORIGINATION The services provided by the Company consist primarily of call reorigination services. In some countries, use of call reorigination is restricted or prohibited. If it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the Federal Communications Commission ("FCC") may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has ordered carriers to cease providing call reorigination using uncompleted call signaling to customers in the Philippines, and it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. See "Business--Government Regulation." Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling. Revenues attributable to call reorigination represented 76% of the Company's revenues during the nine months ended December 31, 1997. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. Such actions have caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods may become affected, which could result in a material adverse effect on the Company's business, financial condition and results of operations. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations. To date, except as indicated herein, the Company has not been notified by any regulator or government agency that its provision of services is not in compliance with applicable regulations.

    In South Africa, the Company's agent's future provision of certain services will be, and its current provision of call reorigination services may be, subject to the Telecommunications Act of 1996 (the "SA-Telecommunications Act") and the Post Office Act of 1958. The SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license issued to that party in accordance with the SA Telecommunications Act. Although the Company believes that South African law does not prohibit its agent from providing call reorigination services to customers in South Africa without a license, the telecommunications regulator in South Africa ("SATRA") has ruled that the provision of call reorigination services to customers in South Africa without a license violates the SA Telecommunications Act. Several entities, including the Company's agent, filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to four years to occur. If the Company's agent is determined to be providing a telecommunications service without a required license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services. There can be no guarantee that the courts in South Africa will not rule that call reorigination is illegal, that they will not do so soon, or that the South African legislature will not promulgate an explicit prohibition on call reorigination. For the nine months ended December 31, 1997, South Africa comprised the Company's most significant single market and accounted for approximately 28% of the Company's total revenues. Any such adverse legal action could therefore have a material adverse effect on the Company's business, financial condition and results of operation. The Company's South African agent was issued an interim "Value Added Network Service License" by SATRA in early April 1998. This license allows the Company in conjunction with its Agent to operate a data network system through which all data and facsimile transmissions can be routed. The Company's South African agent estimates that approximately 50% of current telecom revenues are generated by data and facsimile traffic and plans to migrate this revenue segment over packet switched networks within the next six to twelve months so that carriage of this traffic will not involve call reorigination.

    The Company's interstate and international facilities-based and resale services are subject to regulation by the FCC, and regulations promulgated by the FCC are subject to change in the future. See "Business--Government Regulation--United States."

    THE FCC'S POLICIES ON TRANSIT AND REFILE. The FCC is currently considering a 1995 request (the "1995 Request") to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "Transiting"). Under certain arrangements referred to as "Refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. While the Company's revenues attributable to Refiling arrangements are minimal, Refiling may constitute a larger portion of the Company's operations in the future. The FCC to date has made no pronouncement as to whether Refiling arrangements are inconsistent with U.S. or International Telecommunications Union ("ITU") regulations. It is possible that the FCC will determine that Refiling violates U.S. and/or international law, which could have a material adverse effect on the Company's future business, financial condition and results of operations.

    THE FCC'S INTERNATIONAL SETTLEMENTS POLICY. The Company is also required to conduct its facilities-based international business in compliance with the FCC's international settlements policy (the "ISP").
The ISP establishes the permissible arrangements for facilities-based carriers that are based in the U.S. and their foreign counterparts to compensate each other for terminating each other's traffic over their respective networks. Several of the Company's arrangements with foreign carriers are subject to the ISP and it is possible that the FCC could take the view that one or more of these arrangements do not comply with the existing ISP rules. The FCC recently enacted certain changes in its rules designed to permit alternative arrangements outside of its ISP as a means of encouraging competition and achieving lower, cost-based accounting and collection rates as more facilities-based competition is permitted in foreign markets. If the Company enters into a traffic agreement with a foreign carrier for the provision of telecommunications services that does not comply with the ISP, it may be required to obtain FCC approval under this alternative arrangements mechanism. If the FCC, on its own initiative or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations. See "--Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    THE FCC'S TARIFF REQUIREMENTS FOR INTERNATIONAL LONG DISTANCE SERVICES. The Company is also required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

    RECENT AND POTENTIAL FCC ACTIONS. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. In addition to its new policy on alternative arrangements, the FCC has also established lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. Moreover, the FCC recently changed its rules to implement the WTO Agreement, in part by allowing U.S. carriers to accept certain exclusive arrangements with certain foreign carriers. See "The International Telecommunications Industry." While these rule changes may provide the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, they will also provide similar flexibility to the Company's competitors. The implementation of these changes could have a material adverse effect on the Company's business, financial condition and results of operations.

    U.S. DOMESTIC LONG DISTANCE SERVICES. The Company currently carries a DE MINIMIS amount of U.S. domestic long distance traffic, if any, for its foreign-billed customers. Such traffic generally would be limited to incidental interstate or intrastate calls made by payphone users in the United States that are billed in foreign countries but that brought their calling cards to the United States while traveling. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions ("PSCs") which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charged for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. Any failure to maintain proper federal and state tariffing or certification or file required reports, or any difficulties or delays in obtaining required authorizations, could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier. If these requirements are not met, the Company may be subject to fines and penalties.

    To originate and terminate calls in connection with providing their services, long distance carriers such as the Company may have to purchase access services from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. While the resolution of these issues is uncertain, if these proposed rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has adopted certain measures to implement the 1996 Telecommunications Act that will impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a universal service fund designated to fund affordable telephone service for consumers, schools, libraries and rural healthcare providers. These contributions will become payable beginning in 1998 for all interexchange carriers but not for providers of solely international services. The Company believes that it is not subject to universal service contribution requirements, but there can be no guarantee that the FCC will not find that the Company is subject to such requirements.

    In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and against which it has no corresponding customer compensation. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC issued an order on October 9, 1997, concluding that interexchange carriers must compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method will be effective from October 7, 1997 through October 7, 1999. After this time period, interexchange carriers will be required to compensate payphone owners at a market-based rate minus $0.066 per call. A number of carriers have appealed this FCC order to the U.S. Court of Appeals for the D.C. Circuit or have sought FCC reconsideration of this order. Although the Company cannot predict the outcome of the FCC's proceedings on the Company's business, it is possible that such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company or the Company's acquisition of another company. The FCC also imposes certain restrictions on U.S.-licensed telecommunications companies that are affiliated with foreign telecommunications carriers, especially if the foreign telecommunications carrier obtains a 25% or greater interest in a company. If the Company becomes controlled by or under common control with a foreign telecommunications carrier, or if the Company obtains a greater than 25% interest in or control over a foreign telecommunications carrier, the FCC could restrict the Company's ability to provide service on certain international routes.

    BAHAMAS. The Company has entered into an operating agreement with the Bahamas Telephone Company ("Batelco") to provide, among other things, international telecommunications services to customers in the Bahamas. Recently, Batelco has taken several actions designed to block the Company's ability to offer services to customers in the Bahamas. The Company believes these actions violate the terms of its operating agreement with Batelco. The Company also believes that Batelco's actions are inconsistent with U.S. policy and is working with the U.S. government, including the U.S. Embassy in the Bahamas and the FCC to restore the Company's circuits to full capacity. If Batelco is permitted to block permanently or over a protracted period of time the Company's provision of service to customers in the Bahamas, such action could have a material adverse impact on the Company's business, financial condition and results of operation. For the nine months ended December 31, 1997, the Company derived approximately 5.6% of its revenues from services it provided in the Bahamas; however, the Company's revenues from services it provided in the Bahamas increased by approximately 36% during the nine months ended December 31, 1997 compared to the nine months ended December 31, 1996. For the month of December 1997, revenues decreased approximately 34%.

DEPENDENCE ON ARRANGEMENTS WITH CARRIERS

    The Company obtains most of its transmission capacity under volume-based resale arrangements with facilities-based and other carriers, including ITOs, however, the majority of these services are provided by only two carriers. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers, except in the Bahamas. See "Government Regulation--Bahamas" above. Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers, could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

    The Company's growth strategy in new markets is to some extent based on its ability to enter into operating agreements with domestic and foreign carriers. In accordance with industry practices, operating agreements entered into by the Company will be terminable upon short notice. While the Company successfully negotiates and maintains operating agreements, none of which has been terminated to date, the trend toward deregulation of telephone communications in many countries and a significant reduction in outgoing traffic carried by the Company, among other things, could cause foreign partners to decide to terminate their operating agreements, or could cause such operating agreements to have substantially less value to the Company. Termination of these operating agreements could have a material adverse effect on the Company's business, results of operations and financial condition.

EXPOSURE TO FRAUD

    The telecommunications industry has historically been exposed to fraud losses. The Company has implemented anti-fraud measures, such as employment agreements with its employees, limiting and monitoring access to its information systems and monitoring use of its services in order to minimize losses relating to fraudulent practices. However, there can be no assurance that the Company will effectively control fraud when operating in the international telecommunications arena. Fraud has historically been a more significant problem for large providers of telecommunications services than it has for the Company, whose few employees and switching facilities are relatively easier to monitor than those of the large providers. As the Company continues to grow and hire new employees and implement its plans to increase the number of switching facilities that it owns, its exposure to fraud losses will increase. The Company's failure to control fraud effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

DISCRETION OF MANAGEMENT AS TO USE OF CERTAIN OFFERING PROCEEDS

    Approximately $10,000,000 of the proceeds from this Offering are allocated for unspecified acquisitions, investments in foreign agencies, joint ventures and strategic alliances. Identification of candidates for these transactions, the decision whether to proceed with such transactions and with whom, and the terms of the transactions, will be in management's discretion. Therefore, purchasers in this Offering will not have the opportunity to evaluate the specific merits or risks of any one or more such transactions, some of which may be significant, but instead will depend on the discretion and judgment of management in such matters. There can be no assurance that determinations ultimately made by the Company's management will permit the Company to achieve its business objectives, or that the decisions made by management will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Use of Proceeds."

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    While the Company believes its information systems are sufficient for its current operations, such systems will require enhancements, replacements and additional investments to continue their effectiveness in the future, particularly to enable the Company to manage an expanded Network. There can be no assurance that the Company will not encounter difficulties in enhancing its systems or integrating new technology into its systems. The inability of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Management Information Systems."

RISKS ASSOCIATED WITH THE YEAR 2000

    The Company is currently in the process of evaluating whether it will encounter any problems related to the year 2000. These problems, which have been widely reported in the media, could cause malfunctions in certain software and databases with respect to dates on or about 2000. Most of the Company's computer systems, software and databases are proprietary to the Company and are year 2000 compliant. The Company is in the process of evaluating if carriers and other third parties with which it contracts for services anticipate any year 2000 difficulties, and if so whether those problems would be of a nature that could adversely affect the Company. The Company will request that such third parties advise the Company as to whether or not they anticipate any difficulties in addressing year 2000 problems and, if so, whether or not the Company would be adversely affected by any of such problems. Until such time as these parties respond to the Company, the impact of year 2000 on the Company's business, results of operations and financial condition cannot be assessed with certainty, although the Company does not believe year 2000 issues will have a material adverse impact on it. The Company will continue to monitor the impact on the Company of issues related to the year 2000.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its senior officers and on its ability to hire and retain qualified management personnel. The loss of the services of any of these individuals could materially and adversely affect the business of the Company and its future prospects. The Company has entered into employment agreements with certain of its senior officers. The Company has obtained key person life insurance, of which the Company is the beneficiary, on the lives of each of Messrs. Giussani and Chaskin in the amount of $2 million. The Company's future success will also depend on its ability to attract and retain additional management, technical, marketing, sales, financial and other personnel required in connection with the growth and development of its business. See "Management."

LEGAL PROCEEDINGS INVOLVING THE COMPANY'S CHIEF EXECUTIVE OFFICER

    Mr. Luca Giussani, the Company's president and chief executive officer, was the subject of a criminal proceeding in Italy under Italian law, which was part of a series of indictments issued against numerous people. Specifically, about May 1996 Mr. Giussani was charged with transmitting an invoice in 1991 to a corporation pursuant to an existing consulting contract for consulting services which it is alleged he did not perform. It was alleged that the invoice was used to disguise a political contribution made by that corporation which was unlawful under Italian law. Mr. Giussani was not charged with making an unlawful political contribution; but rather it is alleged that through the use of this invoice, Mr. Giussani facilitated the corporation's falsification of corporate records to disguise the contribution. Mr. Giussani consistently denied any improper conduct in connection with this matter and believed that he would ultimately be vindicated. In October 1997, the trial judge dismissed the claim against Mr. Giussani for lack of evidence. There is currently no criminal proceeding pending against Mr. Giussani; although he has been advised that the investigating magistrates are currently contemplating refiling charges against him and the other former defendants in this case in order to prevent the running of the applicable statute of limitations. There can be no assurance that Mr. Giussani will prevail on the merits with respect to any charges brought against him. See "Management--Certain Legal Proceedings."

FOREIGN CORRUPT PRACTICES ACT

    As a result of the Offering, the Company will become subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners or other intermediaries. Violations of the FCPA may also call into question the credibility and integrity of the Company's financial reporting systems. The Company's focus on certain emerging markets may tend to increase this risk. Such liability under the FCPA could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS

    The Company currently bills primarily in United States Dollars and generally is paid by customers outside of the United States either in United States Dollars or in local currency at predetermined exchange rates. Substantially all of the costs to develop and improve the Company's switching facilities and the Network have been, and will continue to be, denominated in United States Dollars. If the United States Dollar appreciates relative to the local currency, then the Company may suffer a competitive disadvantage because its services will grow more expensive than those of its competitors, such as the ITOs, that deal only in the local currency. Any depreciation of the value of the United States Dollar relative to the local currency may adversely affect the Company by effectively increasing the cost of the Company's capital expenditures made in such local currency. As the Company's business develops and expands, the Company anticipates that in many countries it may bill and receive payment in local currency at prevailing exchange rates. The Company's focus on emerging markets may tend to increase the risks that currency fluctuations pose. Although the Company has minimal operations in the Asian countries affected by recent substantial currency fluctuations, there can be no assurance that currency speculation and fluctuation will not affect the Company in Latin America, South Africa, the Middle East or its other emerging markets. The Company monitors exposure to currency fluctuations, and may, as appropriate, use certain financial hedging instruments in the future. However, there can be no assurance that the use of financial hedging instruments will successfully offset exchange rate risks, or that such currency fluctuations will not have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Risks of International Telecommunications Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAPITAL EXPENDITURES

    The Company believes that the proceeds of this Offering, combined with other existing and anticipated sources of liquidity, will be sufficient to fund its capital requirements for approximately 12 to 18 months after consummation of the Offering. Certain events could occur that would require the Company to obtain additional financing. Such events could include faster than expected growth or lower than anticipated funds generated from operations. In such case, the Company could require additional capital to continue to expand and upgrade the Network, fund the acquisition of businesses or investments in joint ventures and strategic alliances, or to otherwise implement its growth strategy. The Company may in the near future seek additional equity or debt financing, which could include a high-yield debt offering, to provide flexibility for potential acquisitions and network expansion. The exact amount of the Company's future capital requirements will depend upon many factors, including the cost, timing and extent of upgrades to and expansion of the Network and existing and new services, the Company's ability to penetrate new markets, regulatory changes, the status of competing services, the magnitude of potential acquisitions, investments and strategic alliances and the Company's results of operations. Individually or collectively, variances in these and other factors could materially change the Company's actual capital requirements. If additional capital is required, there can be no assurance that the Company will be able to raise such capital, or, if raised, that the terms of such financing will be favorable to the Company or will not be dilutive to the investments of purchasers of Common Stock in the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's quarterly operating results have fluctuated and may continue to fluctuate due to various factors, including the timing of investments, general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demands, capital expenditures, costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, changes in prices charged by the Company's competitors, and other factors outside of the Company's control. Any combination of such factors, or any one of such factors, may in the future cause fluctuations in quarterly operating results. Variations in the Company's operating results could materially affect the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROTECTION OF INTELLECTUAL PROPERTY

    The Company relies on unpatented proprietary know-how and continuing technological advancements to maintain its competitive position. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. See "Business--The Network" and "Business--Management Information Systems."

    The Company has not registered or trademarked "Ursus" and the Company's logo in any jurisdiction. The Company is filing registrations of its name and logo in the United States, but there can be no assurance that it will obtain adequate trademark, service mark or similar protection of its name and logo.

CONTROL BY EXISTING SHAREHOLDERS

    Immediately after the Offering, the Company's current shareholders (the "Existing Shareholders") will beneficially own an aggregate of 76.9% of the outstanding shares of the Company's Common Stock (or 74.3% if the Underwriters' Over-Allotment Option is exercised in full) and 100% of the Company's Series A Preferred Stock. The Series A Preferred Stock has the exclusive rights to elect two (2) of the five (5) members of the Company's Board of Directors, and one member less than a numerical majority of any expanded Board. Moreover, the Common Stock votes cumulatively for the election of Directors, which means that the Existing Shareholders have the power to elect at least one member of the Board of Directors so long as they control at least 33.3% of the outstanding Common Stock (or an even smaller percentage if the size of the Board is expanded). Accordingly, the Existing Shareholders will retain voting control of the Company after the consummation of the Offering, with the ability to elect a majority of the members of the Board of Directors and to approve certain fundamental corporate transactions, including mergers, consolidations and sales of assets. As long as the Existing Shareholders are the controlling shareholders of the Company, third parties will not be able to gain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by the Existing Shareholders. Accordingly, the price of the Common Stock offered hereby would not reflect any premium which may be attributable to such ability to exercise or obtain control over the Company. While each of the Existing Shareholders has advised the Company that their current intention is to continue to hold all of the shares of Series A Preferred Stock and substantially all of the Common Stock beneficially owned following the Offering, there can be no assurance that any of the Existing Shareholders will not decide to sell all or a portion of their holdings at some future date after the applicable hold back period or that in any transfer by any of the Existing Shareholders of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Common Stock. See "Offering Risks--Effects of Certain Anti-Takeover Provisions," "Principal and Registering Shareholders" and "Description of Capital Stock--Certain Provisions of the Company's Amended and Restated Articles of Incorporation, Bylaws and Certain Statutory Provisions."

                                 OFFERING RISKS

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq National Market. However, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, such market will be sustained. The Offering Price of the Common Stock offered hereby was determined by negotiations between the Company and the Representative, and may not be indicative of the price at which the Common Stock will trade after the Offering. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the Offering Price. See "Underwriting."

    The market price of the Common Stock may experience fluctuations unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the telecommunications industry such as, among other things, announcements concerning the Company or its competitors, technological innovations, government regulations, and litigation concerning proprietary rights or other matters.

DILUTION

    Upon completion of the Offering, and assuming no exercise of the Underwriter's Over-Allotment Option, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $7.25 per share, based on the Offering Price. The issuance of 634,000 shares of Common Stock subject to options to be granted upon commencement of the Offering at the Offering Price will result in the purchasers of the Common Stock offered hereby to experience immediate and substantial dilution in net tangible book value of common stock of $6.56 per share. If the Underwriters exercise their Over-Allotment Option in full, an additional 225,000 shares of Common Stock will be sold at the Offering Price, and purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $6.39 per share. And if, as anticipated, the Company uses its stock to make acquisitions or issues warrants that are attached to a debt offering, additional dilution will occur. Dilution represents the difference between the price of the Common Stock sold hereby and the pro forma net tangible book value per share of the Company after the Offering. See "Dilution."

BENEFITS OF OFFERING TO EXISTING SHAREHOLDERS

    This Offering will provide substantial benefits to Existing Shareholders of the Company. First, the Existing Shareholders of the Company may benefit from the creation of a liquid trading market for their shares of Common Stock and through an increase in the market value of their shares. Following the Offering, shares are expected to trade in a regular public trading market (the Nasdaq National Market). Although the Common Stock held by the Existing Shareholders of the Company is subject to a holdback agreement with the Representative and may not be sold without the prior written consent of the Representative, upon expiration of the holdback period, which is 12 months from the date of Prospectus, the Existing Shareholders will be able to sell their shares into the public market. Second, the Offering Price is substantially higher than the $0.51 net tangible book value per share of the shares held by the Existing Shareholders. At the effective time of the Offering at the Offering Price, the aggregate market value of the shares of Common Stock owned by Existing Shareholders would be $47,500,000. The Company's management beneficially owns 4,625,000 of the outstanding shares of Common Stock, and management's shares will have an aggregate market value of $43,937,500 based on the Offering Price; an increase of $41,476,750 over such shares aggregate book value of $2,460,750 at December 31, 1997. See "Dilution" and "Capitalization."

SHARES ELIGIBLE AVAILABLE FOR FUTURE SALE

    All of the currently outstanding shares of Common Stock are beneficially owned or otherwise controlled by the Existing Shareholders, either directly or indirectly. The 1,500,000 shares of Common Stock sold in the Offering will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), without restriction under the Securities Act. Generally, Rule 144 permits unaffiliated stockholders to resell, after satisfying a one year holding period, into the public market within any three month period, a number of shares which does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the sale, and allows affiliates to resell such securities after satisfying a two-year holding period and subject to the foregoing volume limitations. After completion of the Offering, the Existing Shareholders will beneficially own or otherwise control an aggregate of 5,000,000 shares of the Common Stock and 1,000 shares of Series A Preferred Stock. Each of the Existing Shareholders has agreed not to sell any shares they beneficially own, and not to permit any sales of any shares they otherwise control, for 12 months following completion of the Offering, without the prior written consent of the Representative. However, upon expiration of these agreements, the Existing Shareholders will be free to sell any Common Stock held by them, subject to the rules and regulations promulgated under the Securities Act. Furthermore, the Company intends to register within 90 days of the date of the Offering approximately 1,000,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plan, including options to purchase 634,000 shares at the Offering Price to be granted upon commencement of the Offering. The Representative has permitted the Registering Shareholders to register their sale of 200,000 shares of Common Stock, which shares may not be sold without the consent of the Representative until 12 months after the date of this Prospectus. Any future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity or convertible securities. See "Management-Stock Incentive Plan" and "Shares Eligible for Future Sale."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws and Florida law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's shareholders. For example, the Amended and Restated Articles of Incorporation permit cumulative voting for directors, and the 1,000 shares of outstanding Series A Preferred Stock have the right to elect one less than a majority of the Board of Directors. In addition, the Board of Directors has the ability to issue "blank check" preferred stock without shareholder approval. Although the Board has no present plan to issue additional shares of preferred stock, the rights of the holders of common stock may be materially limited or qualified by the issuance of additional preferred stock in the future. See "Description of Capital Stock" and "Company Risks--Control by Existing Shareholders." The Amended and Restated Articles of Incorporation require a
66 2/3% vote of shareholders to amend certain provisions of the Amended and Restated Articles of Incorporation and provide for a staggered Board of Directors.

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "plans," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the international long distance telecommunications industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the international long distance telecommunications industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered hereby after deducting all underwriting discounts and commissions, and all other estimated Offering expenses payable by the Company, will be approximately $12.05 million ($13.95 million if the Underwriter's Over-Allotment Option is exercised in full). The Company anticipates that it will use these net proceeds as follows:

        (a) Approximately $5 million for strategic acquisitions, including competitors and independent agents, to open new and expand existing markets.

        (b) Approximately $5 million to (i) acquire equity interests in the Company's exclusive independent agents in select markets, including South Africa, Egypt, Lebanon, Argentina and Peru and (ii) create agents or subsidiaries in France, Germany and possibly Brazil. The Company has entered into agreements with its French and South African agents to conclude such arrangements. See "Business--Purchase of Equity Interest in South African Agent" and "Business--Formation of French Subsidiary."

        (c) Approximately $1.3 million for telecommunications infrastructure facilities, including switches and other equipment.

        (d) Approximately $0.75 million for general working capital purposes.

    The Company retains broad discretion in allocating the proceeds of this Offering, and the estimates given above, in particular, the allocation of the $10 million between purchasing complementary businesses and investing in the Company's agents will likely change in response to opportunities for investments and acquisitions. Although the Company is holding ongoing discussions with various parties and agencies regarding possible acquisitions or investments, the Company does not have at present any firm commitments therefor, other than the agreements to form a new joint venture with the Company's French agents and to purchase a minority interest in its South African agent which will require aggregate investments by the Company of approximately $900,000 of the net proceeds of this Offering. See "Business--Purchase of Equity Interest in South African Agent" and "Business--Formation of French Subsidiary."

    Pending their use, the Company will invest the net proceeds of this Offering in short-term, investment grade, interest bearing securities and deposit accounts. The Company projects that the net proceeds of this Offering will be adequate to fund its anticipated capital requirements for approximately 12 to 18 months after the consummation of this Offering.

                                 CAPITALIZATION

    The following table shows the capitalization of the Company as of December 31, 1997 and pro forma as adjusted to reflect the Stock Split (See Note 14 of Notes to Financial Statement) and the sale of the 1,500,000 shares of Common Stock offered hereby at the Offering Price, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds of the Offering as described under "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                             DECEMBER 31, 1997
                                                                           ----------------------
                                                                                       PRO FORMA
                                                                            ACTUAL    AS ADJUSTED
                                                                           ---------  -----------
                                                                           (DOLLARS IN THOUSANDS)
DEBT:
Loans payable............................................................  $      85   $      85
  Total debt.............................................................         85          85
SHAREHOLDERS' EQUITY:
Preferred Stock, $.01 par value; 1,000,000 shares authorized; 1,000
  shares issued and outstanding, pro forma as adjusted...................         --          --
Common Stock, $.01 par value; 20,000,000 shares authorized; 6,500,000
  shares issued and outstanding, pro forma as adjusted (1)...............         --          65
Common Stock--Class A: $50 par value; 500 shares authorized, issued and
  outstanding............................................................         25          --
Common Stock--Class B: $50 par value; 15,500 shares authorized, 3,500
  issued and outstanding.................................................        175          --
Common Stock--Class C: $50 par value; 4,000 shares authorized, 1,416.67
  shares issued and outstanding, net of discount of $2,084...............         69          --
Additional paid-in capital...............................................         --      12,254
Retained earnings........................................................      2,502       2,502
                                                                           ---------  -----------
  Total shareholders' equity.............................................      2,771      14,821
                                                                           ---------  -----------
    Total capitalization.................................................  $   2,856   $  14,906
                                                                           ---------  -----------
                                                                           ---------  -----------

------------------------

(1) Excludes 634,000 shares of Common Stock subject to options to be granted upon commencement of the Offering. See "Management-Stock Incentive Plan."

                                DIVIDEND POLICY

    The Company has not paid any cash dividends to its shareholders since inception and does not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                    DILUTION

    The net tangible book value of the Common Stock as of December 31, 1997 was approximately $2.6 million, or $0.51 per share of Common Stock. "Net tangible book value" per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale of 1,500,000 shares of Common Stock offered hereby at the Offering Price, (ii) deducting the underwriting discounts and commissions, non-accountable expense allowance, and consulting fee and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $14.6 million, or $2.25 per share. This represents an immediate increase in pro forma net tangible book value to the Existing Shareholders of $1.74 and an immediate dilution of $7.25 to new public investors purchasing Common Stock in the Offering, as illustrated in the following table:

Offering Price per share............................................  $    9.50

  Net tangible book value per share at December 31, 1997............       0.51

  Increase in net tangible book value per share attributable to new
    public investors................................................       1.74
                                                                      ---------

Pro forma net tangible book value per share after the Offering......       2.25
                                                                      ---------

Dilution per share to new public investors..........................  $    7.25
                                                                      ---------
                                                                      ---------

    The following table sets forth on a pro forma basis giving effect to the Offering as of December 31, 1997 the difference between Existing Shareholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share at the Offering Price:

                                                                                                 AVERAGE
                                              SHARES PURCHASED         TOTAL CONSIDERATION        PRICE
                                           -----------------------  --------------------------     PER
                                             NUMBER      PERCENT       AMOUNT        PERCENT      SHARE
                                           ----------  -----------  -------------  -----------  ---------

Existing Shareholders....................   5,000,000(1)         77%(1) $     268,750(2)          2%(2) $    0.05

New public investors.....................   1,500,000          23%     14,250,000          98%       9.50
                                           ----------         ---   -------------         ---

  Total..................................   6,500,000         100%  $  14,518,750         100%
                                           ----------         ---   -------------         ---
                                           ----------         ---   -------------         ---

------------------------

(1) The effect of the 634,000 shares of Common Stock subject to options to be granted upon the commencement of the Offering at the Offering Price will be an increase in the number of shares held by the existing shareholders to 5,634,000 or 79% of the total number of shares of Common Stock to be outstanding after this Offering while the new investors will own 21% of the total shares of Common Stock to be outstanding.

(2) No portion of the initial purchase price is allocated to the 1,000 outstanding shares of Series A Preferred Stock.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain selected financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996 and 1997, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus, (ii) the fiscal year ended March 31, 1994 which has been derived from unaudited financial statements of the Company which are not included herein, and (iii) the nine months ended December 31, 1996 and 1997, which have been derived from unaudited financial statements which are included herein. The information presented as "Other Operating Data" and for EBITDA is not audited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of the results which may be expected for the full year. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

                                                                                                 NINE MONTHS ENDED
                                                               YEAR ENDED MARCH 31,                 DECEMBER 31,
                                                    ------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1996       1997
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                     (IN THOUSANDS, EXCEPT FOR PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Retail..........................................  $     848  $   6,291  $  13,228  $  20,523  $  14,988  $  18,421
  Wholesale.......................................     --         --         --            315     --          2,608
                                                    ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..............................  $     848  $   6,291  $  13,228  $  20,838  $  14,988  $  21,029
Gross profit......................................  $     344  $   2,544  $   5,553  $   8,643  $   6,412  $   7,240
Operating income (loss)...........................  $    (814) $     159  $   1,369  $   2,004  $   1,488  $   1,414
Net income (loss).................................  $    (813) $     382  $     790  $   1,253  $     910  $     890
Pro forma net income (loss) per share--basic and
  dilutive (1)....................................  $    (.18) $     .08  $     .16  $     .25  $     .18  $     .18
Weighted average shares outstanding (1)...........      4,615      4,869      5,000      5,000      5,000      5,000

OTHER OPERATING DATA (AT END OF PERIOD):
Retail customers (2)..............................        833      4,456      9,791     15,729     14,408     29,048
Wholesale customers (3)...........................     --         --         --              1     --              3
Number of employees...............................          9         10         12         17         17         21

OTHER FINANCIAL DATA:
EBITDA (4)........................................  $    (771) $     231  $   1,463  $   2,140  $   1,573  $   1,558
Net cash provided by (used in) operating
  activities......................................  $    (497) $     229  $     672  $     858  $     680  $     959
Net cash (used in) investing activities...........  $    (338) $    (173) $    (222) $    (439) $    (284) $    (492)
Net cash (used in) provided by financing
  activities......................................  $     995  $     (40) $    (150) $    (155) $    (130) $    (529)
Capital expenditures..............................  $     330  $     143  $      93  $     352  $     205  $     321

                                                                                            AS OF DECEMBER 31, 1997
                                                            AS OF MARCH 31,                --------------------------
                                               ------------------------------------------                AS ADJUSTED
                                                 1994       1995       1996       1997       ACTUAL          (5)
                                               ---------  ---------  ---------  ---------  -----------  -------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total current assets.........................  $     381  $   1,273  $   2,363  $   4,566   $   5,647     $  17,733
Working capital (deficiency).................       (129)       150        811      1,658       1,442        13,528
Total assets.................................        683      1,720      2,797      5,243       7,042        18,957
Total current liabilities....................        510      1,122      1,552      2,920       4,205         4,205
Long term debt, less current portion.........        729        730        580        425      --            --
Total shareholders' equity (capital
  deficiency)................................       (563)      (162)       609      1,861       2,771        14,821

------------------------

(1) Pro forma net income (loss) per common share--basic and dilutive is computed based on the weighted average number of common shares outstanding during each period and gives retroactive effect to the Stock Split. See Note 14 of Notes to Financial Statements.

(2) Consists of active Company subscribers that were billed in the final month of the respective periods.

(3) Consists of wholesale customers that had active accounts with the Company in the respective periods.

(4) EBITDA represents net income (loss) plus net interest expense (income), income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net income (loss), as a measure of performance, or cash flow as a measure of liquidity. It is included herein because it is a measure commonly used by securities analysts.

(5) As adjusted to give effect to (i) the Offering, see "Use of Proceeds," (ii) the underwriter's two year consulting contract which will be prepaid upon the closing of the Offering and (iii) the deferred offering costs incurred by the Company as of December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES AND OTHER INFORMATION REGARDING THE COMPANY INCLUDED ELSEWHERE IN THE PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED EVENTS OR RESULTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO THE "RISK FACTORS" DISCUSSED ELSEWHERE IN THE PROSPECTUS.

OVERVIEW

    The Company is a provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunication services, including U.S. originated long distance service and direct-dial international service, typically to small and medium-sized businesses and travelers. The Company's primary service is call reorigination, which accounted for approximately 76% of its revenues for the nine months ended December 31, 1997. The Company also sells services to other carriers on a wholesale basis. The Company's retail customer base, which includes corporations and individuals, is primarily located in South Africa, Latin America, the Middle East (Lebanon and Egypt), Russia and France. The Company operates a switched-based digital telecommunications network. The Company installed its first switch in Sunrise, Florida, which became fully operational in October 1993. Revenues were first earned in November 1993. The Company has acquired an additional switch, which was installed in Paris, France during the quarter ended March 31, 1998 and which became operational on April 1, 1998. From November 1993 until the current time, the Company has grown by marketing its services through a worldwide network of independent agents which service in the aggregate approximately 29,000 registered Company subscribers as of December 31, 1997. Usage of the Company's services has increased from 552,374 minutes in the fiscal year ended March 31, 1994 to 22,787,792 minutes in the nine months ended December 31, 1997.

    The Company's management believes that the funds raised by the Offering will allow the Company to expand its customer base and the number of markets it penetrates by:

        a) acquiring competitors using a portion of the proceeds of the Offering as the equity component of the purchase price for strategic acquisitions, and using debt as the other component of the purchase price. The Company believes such leveraged acquisitions would add additional annual revenues to its business. Deregulation and increased competition in the telecommunications industry have created a strong motivation to gain market share rapidly in selective markets through acquisitions.

        b) acquiring equity interests in the Company's exclusive agents in selected markets to further cement the contractual relationships with these agents and to expand the Company's business in markets offering favorable opportunities and returns.

        c) deploying new technologies such as IP telephony technology to bypass today's switched telephone network by using cost-effective packet switched networks and/or the public Internet for the delivery of fax and some voice communications. The Company intends to deploy a number of fax servers in selected countries to exploit the opportunities provided by IP telephony technology. This strategy will allow for more aggressive market penetration in selected markets, particularly in regulated markets, and a possible reduction in transmission costs.

        d) purchasing telecommunications equipment, including switches, using financing arrangements in order to expand the Company's wholesale business and its direct access Network, particularly where demand by existing customers warrants the capital investment required to migrate such customers from a call reorigination to a direct access method.

REVENUE

    The geographic origin of the Company's revenues is as follows:

                                                                   NINE MONTHS ENDED
                                    YEAR ENDED MARCH 31,              DECEMBER 31,
                              ---------------------------------  ----------------------
                                1995        1996        1997        1996        1997
                              ---------  ----------  ----------  ----------  ----------
Africa......................  $ 369,087  $1,403,094  $3,899,701  $2,596,455  $6,057,730
Europe......................    316,903   1,988,030   4,252,104   3,278,474   3,013,155
Latin America...............  4,387,351   6,337,284   7,265,473   5,420,058   5,050,602
Middle East.................    413,796   2,101,864   3,741,890   2,726,301   3,500,512
Other.......................    803,375   1,397,802   1,363,852     966,441   1,395,126
United States...............     --          --         315,407      --       2,011,988
                              ---------  ----------  ----------  ----------  ----------
                              $6,290,512 $13,228,074 $20,838,427 $14,987,729 $21,029,113
                              ---------  ----------  ----------  ----------  ----------
                              ---------  ----------  ----------  ----------  ----------

    The Company's subscriber base has grown as follows:

AS OF:                                                                                       NUMBER OF SUBSCRIBERS
-------------------------------------------------------------------------------------------  ---------------------
December 31, 1997..........................................................................           29,048
March 31, 1997.............................................................................           15,729
March 31, 1996.............................................................................            9,791
March 31, 1995.............................................................................            4,456

    The number of the Company's independent agents has varied as follows:

AS OF:                                                                        NUMBER OF INDEPENDENT AGENCY AGREEMENTS
-------------------------------------------------------------------------  ---------------------------------------------
December 31, 1997........................................................                           15
March 31, 1997...........................................................                           17
March 31, 1996...........................................................                           15
March 31, 1995...........................................................                           11

    The percentage of retail (minutes sold to retail end users) and wholesale (minutes sold to other telecommunication carriers) revenues has been as follows:

PERIOD ENDED                                                                                 RETAIL %      WHOLESALE %
------------------------------------------------------------------------------------------  -----------  ---------------
Nine Months Ended December 31, 1997.......................................................        87.6%          12.4%
Year Ended March 31 1997..................................................................        98.5%           1.5%
Year Ended March 31, 1996.................................................................         100%        --
Year Ended March 31, 1995.................................................................         100%        --

    The Company expects that wholesale revenues will increase in the near term, and may become a more significant portion of the Company's total revenue. The Company generates retail revenues primarily through its independent agents. No single Company subscriber represents 1% or more of the Company's revenue. Agency agreements generally are exclusive and typically have an initial term of five years with two additional three-year renewal periods. The four largest independent agents account for approximately 64% of the Company's revenue for the nine months ended December 31, 1997. Any material disruption in or termination of these agreements could have a material adverse effect on the Company's operations.

    The Company believes its retail services are priced below those of the ITOs in each country in which the Company offers its services. Prices for telecommunications services in many of the Company's core markets have declined as a result of deregulation and increased competition. The Company believes that worldwide deregulation and increased competition are likely to continue to reduce the Company's retail revenues per billable minute. The Company believes, however, that any decrease in retail revenues per minute will be at least partially offset by an increase in billable minutes by the Company's customers, and by decreased cost per billable minute as a result of the deployment of direct access facilities, the application of IP telephony technology particularly for fax transmissions and the Company's ability to exploit purchasing discounts based on increased traffic volumes.

COST OF GOOD SOLD AND GROSS MARGIN

    The most significant portion of the Company's cost of telecommunications services are transmission and termination costs, which vary based on the number of minutes used. The Company purchases switched minutes from other carriers. The Company has historically purchased a portion of the minutes subject to fixed volume commitments. Carriers have recently reserved the right to terminate these agreements upon short notice. The Company has historically been able to arrange favorable volume purchase arrangements based upon its high usage and excellent credit history, and these arrangements continue under more recent terminable agreements.

    During the last year, the Company's segment of the international telecommunications industry has experienced a general tightening of gross margins due to declining retail and wholesale prices. The Company's own gross margin results, particularly for the nine months ended December 31, 1997, have reflected this trend. Factors impacting the Company's lower gross margin compared to earlier periods include declining retail prices, development of the wholesale business with lower profit margins (averaging approximately 5% to 10%), and increased incremental costs associated with the Company's call reorigination customers. The reduction in retail prices reflects increased competition arising from deregulation as well as the Company's strategic decision to gain market share and increase revenue through more competitive pricing. By increasing total minutes purchased through aggressive retail expansion and development of a wholesale business, the Company expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms. The benefits of such cost reductions have a slower impact on the Company's operating results compared to the more immediate revenue reductions resulting from price discounting. The Company expects that deregulation and increasing competition will continue to reduce revenues per minute thereby reducing profit margins, particularly for the Company's call reorigination business, which results in high variable costs, including non-billable access costs.

    The Company's costs of providing telecommunications services to customers consist largely of: (i) variable costs associated with origination, transmission and termination of voice and data telecommunications services over other carriers' facilities, and (ii) costs associated with owning or leasing and maintaining switching facilities and circuits. Currently, the variable portion of the Company's cost of revenue predominate, based on the large proportion of call reorigination customers and the number of minutes of use transmitted and terminated over other carrier's facilities. Thus, the Company's existing gross profitability primarily reflects the difference between revenues and the cost of transmission and termination over other carrier's facilities. Therefore, the Company seeks to lower the variable portion of its cost of services by eventually originating, transporting and terminating a higher portion of its traffic over its own Network or via media such as the Internet and private data networks, and by increasing its purchasing power and volume discounts through the increase of the number of minutes it purchases for other carriers.

    The Company realizes higher gross margins from its retail services than from its growing wholesale services. However, wholesale services provide a source of additional revenues and add significant minutes originating and terminating on the Company's Network, enhancing the Company's purchasing power for switched minutes and enabling it to take advantage of volume discounts.

    The Company seeks to reduce its cost of revenues by expanding and upgrading the Network, adding to the Network more owned and leased facilities, and increasing the traffic volume carried by these facilities, so that the percentage of the Company's revenues based on variable costs, including higher access costs from call reorigination, will decline as revenues based on a fixed cost structure increase, thereby allowing the Company to spread the fixed costs over increasing traffic volumes; negotiating lower cost of transmission over the facilities owned and operated by other carriers, principally through increased purchasing volumes; and expanding the Company's least cost routing choices and capabilities.

    The Company's overall gross margins may, however, fluctuate in the future based on its mix of wholesale and retail international long distance services and the percentage of calls using direct access and/ or call-through compared to call reorigination.

OPERATING EXPENSES

    Operating expenses include: commissions, selling expenses, general and administrative expenses and depreciation and amortization expenses.

    The Company pays commission expense to its network of independent agents pursuant to long-term agency agreements. The Company's decision to use independent agents has been driven by the low initial fixed costs associated with this distribution channel, and the agents' familiarity with local business and marketing practices. The percentage of retail revenue paid for commissions has been as follows:

Nine Months Ended December 31, 1997.................................................      17.4%
Nine Months Ended December 31, 1996.................................................      18.5%
Year Ended March 31, 1997...........................................................      18.4%
Year Ended March 31, 1996...........................................................      18.4%
Year Ended March 31, 1995...........................................................      19.5%

    Because the Company's contracts with its agents generally are long-term, the Company expects these costs to remain stable as a percentage of revenue. The Company has not paid commissions to generate wholesale sales. The aggregate sales commissions paid by the Company have increased over the past three years as its business has expanded. The Company anticipates that in the future revenues from direct access (which carries lower commission rates) and especially wholesale services (which involve minimal or no commissions) will increase relative to its existing services, and therefore commissions will decline as a percentage of revenues.

    Selling expenses (exclusive of commissions) consist of selling and marketing costs, including salaries and benefits, associated with attracting and servicing independent agents. The Company performs standard due diligence prior to signing agency agreements and then expends significant time training the agents in the Company's practices and procedures.

    The Company's general and administrative expenses consist of salaries and benefits and corporate overhead. Included in salaries through December 31, 1997 is a bonus of $0.45 million paid to two officers of the Company. See Note to Financial Statements--Note 9--Commitments. These arrangements have been terminated and replaced with new employment agreements. See "Management--Employment Agreements." Bad debt expense has never exceeded 0.5% of total revenue. In addition, the cost of collecting accounts receivable is minimal. The Company has achieved these results because of its ability to attract, train and retain high quality independent agents and because the independent agents contractually assume the risk of credit loss and the cost of collection on the underlying sales. The Company's financial results may reflect higher levels of bad debt losses as its wholesale and other lines of business expand and as it makes equity investments in its independent agents. The Company expects that general and administrative expenses may increase as a percentage of revenues in the near term as the Company incurs additional costs associated with its development and expansion, expansion of its marketing and sales organization, and introduction of new telecommunications services.

    In addition to the Company's efforts to reduce its cost of goods sold by migrating customers to direct access by deploying IP telephony technology and maximizing volume discounts, the Company also actively manages and seeks to reduce its selling, general and administrative expenses. As part of this focus, the

Company uses its network of exclusive independent agents to bear much of the marketing expenses that its competitors may bear directly. Furthermore, the Company's strategy of using its competitors' infrastructure to carry its telecommunications traffic also controls the Company's fixed costs. The Company aggressively manages its back office systems, by developing and implementing efficient computerized systems in order to maximize selling, general and administrative expenses ("SG&A") efficiency (e.g., revenue and EBITDA per Dollar of SG&A) and maximize the Company's existing productivity per employee.

    Depreciation and amortization expense consists primarily of the expenses associated with the Company's investments in equipment, and will continue to increase substantially as the Company installs additional switches and other fixed facilities. The Company expects these increased costs will be amortized over an increased revenue base, resulting in stable percentage costs.

    Other income (expense) consists primarily of interest expense on long-term debt and interest income earned in connection with advances to officers and consultants and short-term investments.

                          SUMMARY OF OPERATING RESULTS
                      (STATED AS A PERCENTAGE OF REVENUES)

                                                                                                NINE MONTHS
                                                                                             ENDED DECEMBER 31,
                                                                YEAR ENDED MARCH 31,
                                                           -------------------------------  --------------------
                                                             1995       1996       1997       1996       1997
                                                           ---------  ---------  ---------  ---------  ---------
Revenues.................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues.........................................       59.6       58.0       58.5       57.2       65.6
Gross profit.............................................       40.4       42.0       41.5       42.8       34.4
Operating expenses:
  Commission.............................................       19.5       18.4       18.1       18.5       15.2
  Selling, general and administrative (exclusive of
    bonuses paid to officers)............................       16.9       10.0       10.8       11.4        9.7
  Bonuses paid to officers...............................        0.4        2.5        2.4        2.4        2.1
  Depreciation and amortization..........................        1.1        0.7        0.6        0.6        0.6
Total operating expenses.................................       37.9       31.6       31.9       32.9       27.7
Operating income.........................................        2.5       10.3        9.6        9.9        6.7
Other expense (Income)...................................        1.0        0.4        0.1        0.2       (0.1)
Income before income taxes...............................        1.6        9.9        9.6        9.8        6.8
Income tax expense (benefit).............................       (4.5)       4.0        3.5        3.7        2.5
Net income...............................................        6.1        6.0        6.0        6.1        4.3

NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31,
  1996

    REVENUES. Revenues increased $6.0 million (40.3%) from $15.0 million in the nine months ended December 31, 1996 to $21.0 million in the nine months ended December 31, 1997. The increase in revenues reflects increased billed retail customer minutes, particularly in the South African and Middle Eastern markets. In addition, the Company earned $2.6 million of wholesale revenue in the current period, with no comparable prior period wholesale revenues.

    COST OF REVENUES. Cost of revenues increased by $5.2 million (60.8%) from $8.6 million in 1996 to $13.8 million in 1997. The increase in cost of revenues primarily reflects an increase in sales volume, based on number of minutes sold. Costs of revenues as a percentage of sales increased from 57.2% to 65.6%, because selling prices per minute decreased faster than costs per minute. This increase in the Company's costs as a percentage of revenues primarily reflects declining retail prices, the growth of the less profitable wholesale business, and increasing incremental non-billable access costs associated with the Company's call reorigination business. As discussed in "Cost of Goods Sold and Gross Margin" above, retail price reductions tend to reduce gross revenues before the benefits of the negotiated volume-based rate reductions by carriers can be realized, a fact which resulted in a decline in the gross profit margin in the retail segment of revenues from 42.8% for the nine months ended December 31, 1996 to 38.2% for the nine months ended December 31, 1997. The Company's margins in the first nine months of the fiscal year ended March 31, 1998 reflected this trend, despite the increased costs of revenues being in part mitigated by the settlement of a dispute regarding a purchase contract from a supplying carrier. The effect of such settlement was a one-time savings in cost of revenues equal to 3.1% of total revenues.

    GROSS PROFITS. Gross profit increased $0.8 million (12.9%) from $6.4 million in 1996 to $7.2 million in 1997. As a percentage of revenue, gross profit decreased 8.4% from 42.8% in 1996 to 34.4% in 1997. Gross profit margin decreased because sales price per minute decreased faster than cost price per minute, and the Company began its wholesale carrier business which operates on much lower gross profit margins of 7.5% as compared to 38.2% for the retail segment. The reduction in prices reflects price competition from deregulation as well as the Company's strategic decision to gain market share and increase revenue through more competitive pricing. By increasing total minutes purchased not only through aggressive retail expansion, but also through expansion of its wholesale business, the Company eventually expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms.

    OPERATING EXPENSES. Operating expenses increased $0.9 million from $4.9 million in 1996 to $5.8 million in 1997. The increase was due to an increase in commission expense of $0.4 million (reflecting increased gross revenues in spite of a 1.10% decrease in total commission paid to agents as a percentage of retail revenues), and increases in salaries and wages of $0.4 million and a general SG&A expenses increase of $0.1 million. Operating expenses as a percentage of revenues decreased by 5.2%, primarily because additional selling, general and administrative expenses were more than offset by increased revenues in the period and the Company's overhead expenses were absorbed by a larger base of revenues.

    Depreciation and amortization expense increased approximately $47,000 from approximately $86,000 in 1996 to approximately $133,000 in 1997 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements.

    INTEREST EXPENSE. Interest was approximately $30,000 in 1996 and $20,000 in 1997, reflecting a reduction in the Company's outstanding long-term debt.

    OPERATING INCOME. Operating income decreased $0.1 million from $1.5 million in 1996 to $1.4 million in 1997 primarily as a result of decreased gross margin rates due to the increase in cost of revenues from 57.2% to 65.6% of revenues, this despite the fact that SG&A as a percentage of revenues decreased by 2.0%. Other operating expenses did not change significantly.

    NET INCOME. As a result of all of the foregoing factors, and in particular because of the Company's strategic decision to increase its gross revenues through price reductions, the Company's net income remained unchanged at $0.9 million.

YEAR ENDED MARCH 31, 1997 COMPARED TO MARCH 31, 1996

    REVENUES. Revenues increased $7.6 million (57.6%), from $13.2 in 1996 to $20.8 million in 1997. The increase in revenues primarily resulted from an increase in billed customer minutes from retail sales, principally in the international call reorigination business. This increase reflects the Company's increased market penetration, especially in the South African, Russian and Middle Eastern markets. The total number of independent agents increased from 15 to 17. In addition, the Company earned wholesale revenues of $0.3 million in 1997 with no corresponding amount in 1996.

    COST OF REVENUES. Cost of revenues increased $4.5 million (58.9%) from $7.7 million in 1996 to $12.2 million in 1997, principally reflecting the increased amount of traffic being handled by the Company. The slight (0.5%) increase in cost of revenues as a percentage of revenues reflects the Company's wholesale revenues in the period (with a lower profit margin than retail revenues) of $0.3 million, with no corresponding amount in the prior period.

    GROSS PROFIT. Gross profit increased $3.1 million (55.6%) from $5.5 million in 1996 to $8.6 million in 1997 reflecting the increase in number of minutes billed. As a percentage of revenue, gross profit decreased from 42.0% in 1996 to 41.5% in 1997. The gross profit margin on the retail segment of the business was 41.4% compared to 42% for the previous year, while wholesale revenues generated a 48% gross profit margin, which was unusually high due to a one-time favorable rate arbitrage opportunity on a route to Thailand.

    OPERATING EXPENSES. Operating expenses increased $2.4 million (58.7%) from $4.2 million to $6.6 million. This increase was due to an increase in commission costs of $1.3 million attributable to the increased sales volume generated by the Company's independent agents. Bonuses paid to officers pursuant to their employment agreements, additional consulting and travel expenses related to maintaining and improving agency relations, additional legal and professional fees and travel expenses related to the attempt by the Company to secure expansion financing and negotiate strategic alliances resulted in increased costs of $0.5 million. In addition, the Company increased staffing levels from 12 to 17 and secured additional office facilities at its headquarters in Sunrise, Florida resulting in increased costs of $0.2 million. The growth in other categories of operating expenses of $0.4 million related primarily to the Company's increased level of activity.

    Depreciation and amortization expense increased approximately $30,000 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements incurred in connection with the office expansion.

    As a percentage of revenue, operating expenses increased slightly to 31.9% in 1997 from 31.6% in 1996, as additional revenue offset the additional costs and expenses.

    OPERATING INCOME. Operating income increased by $0.6 million (46.4%) from $1.4 million in 1996 to $2.0 million in 1997. As a percentage of revenue, operating income decreased by 0.7% to 9.6% in 1997 from 10.3% in 1996, primarily reflecting a 0.5% reduction created by the impact of the commencement of the lower margin wholesale business in 1997.

    INTEREST EXPENSE. Interest expense decreased to approximately $40,000 from approximately $60,000, reflecting reductions in long-term debt.

    NET INCOME. As a result of these factors, and principally reflecting the growth in the Company's minutes billed to customers, net income increased to $1.3 million from $0.8 million in 1996.

YEAR ENDED MARCH 31, 1996 COMPARED TO MARCH 31, 1995

    REVENUES. Revenues increased $6.9 million (110.3%) from $6.3 million in 1995 to $13.2 million in 1996, primarily from an increase in billed customer minutes from international call reorigination. The Company also opened new markets by entering into four new independent agency agreements in the period, and increased its market penetration within existing markets.

    COST OF REVENUES. Cost of revenues increased $4.0 million from $3.7 million in 1995 to $7.7 million in 1996, primarily as a result of the increase in traffic volume. Cost of revenues as a percentage of revenues decreased from 59.6% to 58.0%, reflecting the negotiation of volume discounts and other favorable carrier agreements.

    GROSS PROFITS. Gross profits increased $3.0 million (118.3%) from $2.5 million in 1995 to $5.6 million in 1996. As a percentage of revenue, gross profit increased to 42.0% in 1996 from 40.4% in 1995 due to favorable negotiations of the cost of switched minutes provided by carriers.

    OPERATING EXPENSES. Operating expenses increased $1.8 million (75.4%) from $2.4 million in 1995 to $4.2 million in 1996. As a percentage of revenues, overall operating expenses decreased from 37.9% in 1995 to 31.6% in 1996, primarily because increased selling, general and administrative expenses were more than offset by increased revenues in the period, and the Company's overhead expenses were absorbed by a larger base of revenues. Commissions increased by $1.2 million from 1995 to 1996 as a direct result of increased revenues. Commissions as a percentage of revenue decreased from 19.5% in 1995 to 18.4% in 1996, primarily because of commission adjustments with the agents. Officers' salaries and bonuses increased $0.2 million from $0.4 million in 1995 to $0.7 million in 1996 primarily as a result of the provisions, in effect until December 31, 1997, contained in the officers' contracts that provided for bonus payments as a fraction of the Company's income before taxes. These agreements have been terminated and replaced by new contracts with these officers effective January 1, 1998. See "Management-Employment Agreements." Other expenses increased $0.3 million, primarily as a result of increases in employment and payments under a consulting agreement.

    Depreciation and amortization expense increased approximately $20,000 from approximately $70,000 in 1995 to approximately $90,000 in 1996, primarily due to capital expenditures for switch equipment and computer equipment.

    INTEREST EXPENSE. Interest expense was approximately $60,000 in 1995 and 1996. Average long-term debt outstanding, and the interest rate charged during the two periods did not change significantly.

    OPERATING INCOME. Operating income increased by $1.2 million, from $0.2 million in 1995 to $1.4 million in 1996, as a result of increased sales and the resultant increased gross profit. In addition the Company's operating expenses declined from 37.9% to 31.6% of total revenues from 1995 to 1996 as a result of a decrease in the commission pay-out to agents and a decrease in SG&A of 6.5% in relation to total revenues.

    NET INCOME. Net income increased $0.4 million (107%) from $0.4 million in 1995 to $0.8 million in 1996 as a result of increased levels of operating income and the elimination of the Company's deferred tax asset valuation allowance in 1995 resulting in an increased income in 1995 of $0.3 million. Had this tax benefit not been realized in 1995, net income in 1996 would have increased by $0.7 million over 1995 amounts.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's capital requirements consist of capital expenditures in connection with the acquisition and maintenance of switching capacity and working capital requirements. Historically, the Company's capital requirements have been met primarily through funds provided by operations, term loans funded or guaranteed by its majority shareholder and capital leases.

    Subsequent to December 31, 1997, the Company repaid an outstanding term loan of $85,000 from Citibank-Zurich and terminated its loan agreement. On February 9, 1998, the Company acquired a switch under a capital lease. The switch has a capitalized cost of $335,280. On March 17, 1998, the Company acquired equipment under a capital lease. The equipment has a capitalized cost of $33,372. See "Notes to Financial Statements--Note 14--Subsequent Events."

    Following completion of the Offering, the Company may seek to obtain a stand-by credit facility for working capital needs, capital leasing requirements and/or other unanticipated financing needs.

    Net cash provided by operating activities was $0.2 million in 1995, $0.7 million in 1996 and $0.9 million in 1997. The net cash provided by operating activities in 1996 and 1997 mainly reflects net earnings offset by an increase in accounts receivable relative to accounts payable to carriers. For the nine months ended December 31, 1997 compared to the same period in 1996, net cash provided by operating activities increased by approximately $0.3 million reflecting net earnings being offset by an increase in accounts receivable resulting primarily from longer payment cycles from the Company's agents, relative to the Company's accounts payable to carriers. In addition, an income tax receivable which represented an overestimation of actual tax payments in prior periods was applied against estimated tax payments for the current period.

    Net cash used in investing activities was $0.2 million in 1995, $0.2 million in 1996, and $0.4 million in 1997. The net cash used in investing activities in 1995, 1996, and 1997 principally reflects an increase in equipment purchases. Net cash used in investing activities for the nine months ended December 31, 1997 was $0.5 million principally reflecting an increase in equipment purchases and a deposit towards the purchase of an equity stake in the South African agency and partially offset by repayments of loans by related parties.

    Net cash used in financing activities was approximately $40,000 in 1995, $150,000 in 1996, and $155,000 in 1997. The activities consisted of debt repayment, primarily to the Company's bank for long-term financing obtained in 1993 and 1994. Net cash used in financing activities for the nine months ended December 31, 1997 was approximately $529,000 reflecting debt repayment and deferred costs related to the Offering.

    The Company expects that the net proceeds from the Offering, together with internally generated funds, will provide sufficient funds for the Company to expand its business as planned and to fund anticipated growth for the next 12 to 18 months. However, the amount of the Company's future capital requirements will depend upon many factors, including performance of the Company's business, the rate and manner in which it expands, staffing levels and customer growth, as well as other factors not within the Company's control, including competitive conditions and regulatory or other government actions. If the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, together with internally generated funds or other financing, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than anticipated. In order to provide flexibility for potential acquisition and network expansion opportunities, the Company may seek in the near future to enter into a financing arrangement. Other future sources of capital for the Company could include public and private debt, including a high yield debt offering, and equity financing. There can be no assurance that any such sources of financing would be available to the Company in the future or, if available, that they could be obtained on terms acceptable to the Company. While such a financing may provide the Company additional capital resources that may be used to implement its business plan, the incurrence of indebtedness could impose risks, covenants and restrictions on the Company that may affect the Company in a number of ways, including the following: (i) a significant portion of the Company's cash flow from operations may be required for the repayment of interest and principal payments arising from the financing, with such cash flow not being available for other purposes; (ii) such a financing could impose covenants and restrictions on the Company that may limit its flexibility in planning for, or reacting to, changes in its business or that could restrict its ability to redeem stock, incur additional indebtedness, sell assets and consummate mergers, consolidations, investments and acquisitions; and (iii) the Company's degree of indebtedness and leverage may render it more vulnerable to a downturn in its business or in the telecommunications industry or the economy generally.

SEASONALITY

    The Company has historically experienced, and expects to continue to experience, a decrease in the use of its services in the months of August and December due to the closing of many businesses for holidays in Europe and the United States during those months.

IMPACT OF YEAR 2000

    The Company is currently in the process of evaluating whether it will encounter any problems related to the year 2000. These problems, which have been widely reported in the media, could cause malfunctions in certain software and databases with respect to dates on or about 2000. Most of the Company's computer systems, software and databases are proprietary to the Company and are year 2000 compliant. The Company is in the process of evaluating if carriers and other third parties with which it contracts for services anticipate any year 2000 difficulties, and if so whether those problems would be of a nature that could adversely affect the Company. The Company will request that such third parties advise the Company as to whether or not they anticipate any difficulties in addressing year 2000 problems and, if so, whether or not the Company would be adversely affected by any of such problems. The Company will continue to monitor the impact on the Company of issues related to the year 2000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued Statement No. 130, "COMPREHENSIVE INCOME:
FINANCIAL STATEMENT PRESENTATION" which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. Statement No. 130 is effective for the Company's fiscal year ending March 31, 1999. The adoption of Statement No. 130 is not expected to materially affect the Company's financial statements.

    In June 1997, the FASB issued Statement No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" which requires a company to disclose segment profit or loss and segment assets. Statement No. 131 is effective for the Company's fiscal year ending March 31, 1999. The adoption of Statement No. 131 will require the Company to upgrade its accounting systems in order to accumulate segment information.

                 THE INTERNATIONAL TELECOMMUNICATIONS INDUSTRY

THE MARKET AND TRENDS

    The international telecommunications industry provides voice and data transmission from one national telephone network to another. The industry has experienced dramatic changes during the past decade resulting in significant growth in the use of services and enhancements to technology. The industry is expecting similar growth in revenue and traffic volume in the foreseeable future. According to the ITU, the international telecommunications industry accounted for $61.3 billion in revenues and 70 billion minutes of use in 1996, increasing from $23.9 billion in revenues and 19.1 billion minutes of use in 1987, which represent compound annual growth rates of 11% and 15.5%, respectively. The ITU projects that revenues will approach $82.2 billion by the year 2000 with the volume of traffic expanding to 114 billion minutes of use, representing compound annual growth rates of 7.6% and 13%, respectively, from 1996. The market for telecommunications services is highly concentrated, with Europe and the United States accounting for approximately 41.4% and 32.3%, respectively, of the industry's worldwide international minutes of use in 1996, while Asia represented 17%, Latin America 5.1% and Africa 1.9%. AT&T, Deutsche Telecom, MCI WorldCom, France Telecom and British Telecom originated approximately 37.4% of the aggregate international long distance traffic minutes in 1996.

    The industry is being shaped by the following trends: deregulation and privatization of telecommunications markets worldwide; diversification of services through technological innovation; globalization of major carriers though market expansion, consolidation and strategic alliances; greater consumer demand; increases in international business travel; privatization of ITOs; growth of computerized transmission of voice and data information; and the introduction of IP telephony technology. These trends have sharply increased the use of, and reliance upon, telecommunications services throughout the world. The Company believes that despite these trends, a high percentage of the world's businesses and residential consumers continue to be subject to high prices and poor quality of service. Demand for improved service and lower prices have spurred deregulation and created opportunities for private industry to compete in previously closed or restricted sectors of the international market. Increased competition, in turn, has spurred a broadening of products and services, and new technologies have contributed to improved quality and increased transmission capacity and speed.

    Significant legislation and agreements adopted since the beginning of 1996 are expected to lead to further liberalization of the majority of the world's telecommunication markets. These agreements or directives include:

    - THE U.S. TELECOMMUNICATIONS ACT, signed in February 1996, establishes parameters for the implementation of full competition in the U.S. national long distance market.

    - THE EU FULL COMPETITION DIRECTIVE, adopted in March 1996, abolishes exclusive rights for the provision of Voice Telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by an EU member country.

    - THE WORLD TRADE ORGANIZATION AGREEMENT, signed in February 1997 (the "WTO Agreement"), creates a framework under which 69 countries including the United States have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998. The WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible. In some countries, for example, the Company would be allowed under the agreement to own facilities or to interconnect to the public switched network on reasonable and non-discriminatory terms. There can be no assurance, however, that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

    By eroding the traditional monopolies held by ITOs, many of which are wholly or partially government owned, deregulation is providing the U.S.-based providers opportunities to negotiate more favorable agreements with both traditional ITOs and alternative emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in those countries.

    In order to succeed in the changing telecommunications market, small- and medium-sized carriers (including the Company) must offer their customers a full range of services. To date, most carriers do not have the critical mass of customers to receive large volume discounts on international traffic from the larger facilities-based carriers such at AT&T, MCI WorldCom and Sprint. In addition, small- and medium-sized carriers have only a limited ability to invest in international facilities. Alternative international carriers such as the Company are beginning to capitalize on the demand for less expensive international transmission facilities by taking advantage of increasing traffic volumes to obtain volume discounts on international routes (resale traffic) and/or by potentially investing in facilities when volume on particular routes justify such investments.

ACCESS TO CARRIER SERVICES

    International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to a caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

    International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, Sprint, and MCI WorldCom, primarily utilize owned transmission facilities and generally use other long distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements and own transmission facilities that carry traffic to almost any country. A significantly larger group of international long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic.

        SWITCHED RESALE ARRANGEMENTS. A switched resale arrangement typically involves the wholesale purchase of termination services by one long distance provider from another on a variable, per minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enabled alternative international providers to rely at least in part on transmission services acquired on a wholesale basis from other long distance providers. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice to the user.

        TRANSIT ARRANGEMENTS. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

        ALTERNATIVE TRANSIT/TERMINATION ARRANGEMENTS. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country having lower settlement rates than the destination country, thereby resulting in a lower overall termination costs. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the identity of the originating carrier.

        ISR allows a long distance provider to bypass completely the accounting rates system by connecting an international leased private line to the PSTN of a foreign country or directly to premises of a customer or foreign partner. Applicable regulatory authorities currently only sanction ISR on a limited number of routes, but it is increasing in use and is expected to expand significantly as deregulation continues. Deregulation also has made it possible for U.S. based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic.

        OPERATING AGREEMENTS. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers that have rights in facilities in different countries. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

        By negotiating resale agreements with carriers who have entered into operating agreements, the Company can take advantage of such carrier's economic incentive to increase outgoing traffic to a particular country. The resold call volume increases the market share for that carrier to a particular country, thereby increasing such carrier's proportionate return traffic from the correspondent under the accounting rate process.

        Under a typical operating agreement each carrier has a right in its portion of the transmission facilities between two countries. A carrier acquires ownership rights in a digital fiber-optic cable by purchasing direct ownership in a particular cable (usually prior to the time the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. If a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per call basis than the use or resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a company to make a substantial initial investment of its capital based on the amount of the capacity being acquired.

    In deregulated countries such as the United States and most EU member states, carriers may establish switching facilities, own or lease fiber-optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access or call-through service. In markets that have not deregulated or are slow to implement deregulation, such as most emerging markets countries, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call reorigination. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of services.

COMPETITION

    The international telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the ITOs in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, electric and other utilities with rights of way, railways, microwave carriers and large end users, which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new market entrants increases. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company.

    Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by the local ITOs. The Company has no control over the prices set by the local ITOs or by its competitors, and some of the Company's competitors may be able to use their financial resources and/or market position to cause severe price competition in the countries in which the Company operates. Although the Company does not believe that there is an economic incentive for its competitors to pursue such a pricing strategy or that its competitors are likely to engage in such a course of action, there can be no assurance that severe price competition will not occur. Additionally, intensified competition in certain of the Company's markets will force the Company to continue to reduce its prices. For example, the Company on a number of occasions reduced certain rates which it charges to non-wholesale customers in response to pricing reductions enacted by certain ITOs. Such price reductions may reduce the Company's revenue and margins. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in a number of its markets, in part as a result of increasing worldwide competition within the telecommunications industry.

    The Company believes that the ITOs generally have certain competitive advantages due to their control over local connectivity and close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. The Company believes that, at least in the short-term, the ITOs will not concentrate on marketing their services to the Company's small-and medium-sized business customer base. The Company could, however, be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services.

    In response to deregulation, additional competitors of various sizes are beginning to emerge, particularly in the European Union. The Company's services are currently marketed to small-and medium-sized businesses and thus the Company generally does not directly compete with mega-carrier alliances, which generally target larger multinational corporate customers. In addition, many smaller carriers have emerged, most of which specialize in offering intercontinental telephone services utilizing dial up access methods. The Company believes that competition will continue to intensify as the number of new service providers increases due to the overall growth in the industry and the global trend toward deregulation. In February 1997, the WTO announced that 69 countries, including the United States, South Africa and all of the EU member states, entered into the WTO Agreement, which is expected to result in greater competition from new market entrants and existing telecommunications service providers in such markets. See "Business--Government Regulation."

    The Company's principal competitors are the local ITOs and a number of other alternative reorigination or direct access providers such as IDT, Viatel, Access Authority, Justice, Telegroup, USA Global Link, USFI, Inc., Kallback and RSL Communications.

                                    BUSINESS

    Ursus is an international telecommunications company that exploits favorable market niches by providing competitive and technologically advanced telecommunications services. The Company focuses on small-and medium-sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France. The Company serves these markets through a network of independent exclusive agents. The Company believes that it derives a significant competitive advantage from this exclusive agent network. Each agent provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key agency support system developed and provided by the Company. Each agent is supplied near real time data for customer management, usage analysis, and billing from the Company's local and wide area network. Through its agent network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey and Alcatel in key markets in order to promote the Ursus line of telecommunications services, allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the ITOs.

    Ursus has traditionally entered a particular market using call reorigination, a system that provides the Company's overseas customers the opportunity to access a U.S.-based switching center by means of a manual or transparent automated dialing procedure, or other methods that provide a U.S. dial tone to its foreign customers. Call reorigination provides a customer with the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. The Company derives approximately 76% of its revenues from call reorigination. In order to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as MCI WorldCom, Cable and Wireless and France Telecom, and by deploying smaller network access nodes in less populated service areas. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

    Ursus plans to expand by increasing sales to existing customers; by expanding the business generated by its existing agents; by selling wholesale services to other carriers; and through selected acquisitions. Except as disclosed herein, Ursus is not currently engaged in any negotiations to acquire any business. See "--Purchase of Equity Interest in South African Agent" and "--Formation of French Subsidiary." The Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, thereby giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing and network management with a high degree of efficiency and short turn-around time. Management believes that these efficiencies would facilitate the rapid and economical consolidation of acquired competitors.

    The Company operates the Network from its technical facilities in Sunrise, Florida, using a hybrid network of Internet, Intranet and circuit based facilities, and plans to use a portion of the Offering proceeds to expand its primary digital switching platform and secondary network access nodes, thereby expanding its services in a reliable, flexible and cost effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of IP telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. IP telephony technology creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. To exploit these opportunities and to further reduce its costs, the Company plans to use a portion of the Offering proceeds to establish a hybrid network for IP fax and voice services. The Company believes that this application could increase the gross margins of its existing and future retail business and allow it to accelerate its growth strategy.

    The Company expects that call reorigination will continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dialtone requires little investment in equipment and limited capital deployment in a foreign territory, thus allowing the Company to develop a customer base by effectively exploiting the difference between the local IDD rate and the generally more favorable rates the Company enjoys in the U.S. The Company has successfully used this strategy to develop foreign markets and has thereby created a revenue stream with little more than marketing and incremental call costs. In addition, using IP telephony technology, concurrently with call reorigination, could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP telephony technology where feasible in order to create a hybrid network capable of carrying significant amounts of customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network and affords the Company the opportunity to develop a market with a relatively small financial risk.

    In summary, the Company intends to become a significant provider of international telecommunications services within the emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, market penetration, expanding customer base and growing U.S. wholesale business. By using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

    Ursus provides an array of basic and value added services to its customers, which include:

    - long distance international telephone services

    - direct dial access for corporate customers

    - dedicated access for high volume users

    - calling cards

    - abbreviated dialing

    - international fax store and forward

    - switched Internet services

    - itemized and multicurrency billing

    - follow me calling

    - enhanced call management and reporting services

    The Company's strategy of profitable growth has increased revenues from $13.2 million to $20.8 million in the fiscal years ended March 31, 1996 and March 31, 1997, respectively; and from $15.0 million to $21.0 million in the nine months ended December 31, 1996 and December 31, 1997, respectively. The Company's pretax profits have grown from $1.3 million in the fiscal year ended March 31, 1996 to $2.0 million in the fiscal year ended March 31, 1997, while remaining relatively flat at $1.4 million for the nine months ended December 31, 1997 compared to the nine months ended December 31, 1996. For the nine months ended December 31, 1997, approximately 45% of revenues were generated in Africa and the Middle East, 24% in Latin America, 14% in Europe and Russia and the remainder derived from the rest of the world and U.S. wholesale reselling activities.

THE COMPANY'S SERVICES

    The Company's principal services include:

    - Ursus ComNet - enables virtual private network calling to members of a closed user group subject only to regulatory limitations.

    - Ursus ComPlus Gold - provides dedicated access via a leased line from the customer to the Ursus Telecom Network, permitting calling without dialing access or location codes.

    - Ursus ComPlus - provides a paid (local) access or toll-free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications. This service also provides "anywhere to anywhere" international call reorigination access through manual, automatic, X.25 or data network call reorigination. These services are also offered with ITFS access, subject to pricing considerations.

    - Ursus FaxNet - this service allows subscribers to send faxes to a local fax server which then uses the Internet and other proprietary data networks to route the fax to the most economical corresponding fax server for delivery. This technology promises to become a significant part of the overall Ursus Network and will be deployed in strategic cities throughout selected markets when trials are completed in the first quarter of the fiscal year ended March 31, 1999. The Company is currently deploying a network of Internet Fax Servers in several countries including Lebanon, Ecuador, Argentina and South Africa. Further deployments are expected by mid-to late fiscal year 1998 in certain other countries in Latin America, Africa, the Middle East and Europe, and the Company plans to expand its network of Internet-based telephony to more than 20 locations by March 31, 1999.

    - Ursus ComPlus Travel - provides calling card access from over 56 countries utilizing the Company's ITFS numbers. In addition, the Company utilizes the USA DIRECT Home Country Direct numbers of AT&T from over 136 countries to provide a premium calling card service. By arrangement with AT&T, AT&T connects its USA DIRECT numbers via a code to the Ursus switch in Sunrise, Florida where the customer may dial over the Ursus Network while traveling.

THE NETWORK

    The Network uses a high capacity, programmable switching platform designed to deploy network-based intelligent services quickly and cost effectively. The switches are modular and scaleable and incorporate advanced technologies such as hierarchical call control and network management software. This type of switches can also provide a bridge between various protocols and standards. As the Network continues to evolve, the installed base of switches could be upgraded easily to create a cost-effective, scaleable switching point in a software intelligence-based network. The Network's "intelligent switches" incorporate proprietary software to achieve least cost routing ("LCR"), the process by which the Company optimizes the routing of calls over the Network to every directly dialable country in the world. LCR allows calls that are not routed over the Network to be routed directly from the Company's switch through the infrastructure of contracting carriers to their destinations at the lowest available rates. These switching capabilities also enable the Company to efficiently perform billing functions and account activation and to provide value-added services. The Company relies upon Symmetrical Optical Network ("SONET") fiber optic facilities to multiple carriers to provide redundancy in the event of technical difficulties in the Network. The Company maintains redundant switching facilities in Sunrise, Florida to provide protection for its switching operations. The Company's strategy is to monitor its anticipated traffic volume on a regular basis and to increase carrier trunking capacity before reaching the capacity limitations of such circuits.

    The Company's customers access its services either through "dial up access" or "direct access." Dial up access is obtained via: (i) paid access, which requires the customer to pay the local PTO for the cost of a local call, where appropriate, in order to access the Company's services (at December 31, 1997, approximately 8.6% of the Company's revenues); (ii) call reorigination, which enables the customer to receive a return call providing a dial tone originated from the Company's Sunrise, Florida switching center by ITFS (at December, 1997, approximately 76% of the Company's revenues); (iii) Home Country Direct, which accesses the Sunrise, Florida switching center by direct dial (at December 31, 1997, approximately 5.6% of the Company's revenues); or (iv) Dedicated Access (Direct Access) from wholesale carrier customers in North America (at December 31, 1997, approximately 9.6% of the Company's revenues). Direct access allows accessing a network by using a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs, provided there is an adequate level of traffic over the circuit to generate economies of scale. Paid access accounted for approximately 61% of the Company's French and Russian revenue for the nine-month period ended December 31, 1997 and approximately 8.6% of the Company's overall revenues for this period. Call reorigination accounted for the remaining 39% of revenues in France and Russia and 76% of overall Company revenues for this period.

    To reduce the variable telecommunications costs and improve usage, the Company is, where regulations permit, in the process of changing its customer base from call reorigination and ITFS access to paid access, and, ultimately to direct access. Until regulations permit, all customers outside of the Europe/ Russia area are expected to continue to access the Company's services through call reorigination or ITFS numbers. The exception to this rule is the Bahamas, where the Company's subscriber base utilizes a Home Country Direct number provided by Batelco, the local Bahamian PTO, under a bilateral correspondent agreement. See "Risk Factors--Government Regulation."

    Currently, the Company's Network is primarily used to originate and terminate international long distance traffic for its own subscribed customer base. The Company intends to further leverage its Network and foreign presence to take advantage of anticipated settlement agreement obsolescence by offering other carriers and ITOs an alternative to the traditional settlement process for origination and termination of long distance traffic. This process is known as "Refiling." The FCC issued directives in December 1996 encouraging circumvention of settlements in the historic sense where possible. This change is likely to create new opportunities with ITO partners in emerging markets. See "--Government Regulation."

    The economic benefits to the Company of owning and operating its own direct access Network arise from reduced variable transmission costs. Calls not routed through the Network generate significantly higher variable costs because they are connected using relatively expensive ITFS numbers or call reorigination. In contrast, because the Network has significant fixed costs associated with its operations, consisting primarily of leased line rental charges, local connectivity and facility/network management costs, calls routed through the Network have lower variable costs than off-network traffic. However, for the foreseeable future, Ursus will, for economic reasons, piggyback on the networks of major global operators. Consequently, it will only install its own fixed facilities when existing traffic on a carrier route is adequate to offset the costs of installation.

    The Company plans, however, to deploy a network of IP telephony fax servers in selected countries by the end of 1998. To avoid the high fixed costs of a switched telephone network the Company plans to develop a hybrid network of IP telephony technology for the delivery of fax and eventually voice transmissions.

TECHNOLOGY

    Deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology have enabled telecommunications providers to offer a broad range of enhanced voice and data services. Advances in technology also have created multiple ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and national toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN (as defined), IP telephony and call reorigination. The type of access offered depends on the proximity of switching facilities to the customer, customer needs, and the regulatory environment. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently. As countries deregulate, the demand for alternative access methods typically decreases because carriers are permitted to offer a wider range of facilities-based services on a transparent basis. The most common form of traditional alternative international access, call reorigination, avoids high international rates offered by the ITO in a particular regulated country by providing a dial tone from a deregulated country, typically the United States. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers such as the Company to offer a "transparent" form of call reorigination, thereby avoiding complicated end-customer usage procedures. To place a call using traditional call reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings or alternatively, if using a transparent processing method, a dialer automatically performs these dialing functions. The user then receives an automated call reorigination providing a dial tone from the U.S., which enables the user to complete the call. For the nine months ended December 31, 1997, the Company derived approximately 76% of its revenues and operating income from international call reorigination services.

    The Company's research and development efforts have been nominal and have focused almost exclusively upon refining and upgrading its back office computer systems. The Company has neither the resources nor the expertise to derive any significant advantages from research or development into telecommunications equipment and prefers to use the equipment developed by others. By devoting its resources to its computer systems and back office procedures, the Company believes that it has developed an efficient and flexible operating system, minimized its payroll and maximized the efficiency of its back office operations. See "--Management Information Systems."

MANAGEMENT INFORMATION SYSTEMS

    The Company has made significant investments developing and implementing sophisticated information systems which enable the Company to: (i) monitor and respond to customer needs by developing new and customized services; (ii) manage LCR; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and minimize fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhances its ability to competitively meet the increasingly complex and demanding requirements of the international long distance markets. The Company continuously provides enhancements and ongoing development to maintain its state of the art of its switching, billing and information service platforms.

    The Company currently has a turnaround time of approximately 24 hours for new account entry. The Company's billing system provides multi-currency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

    The Company has developed proprietary software to provide telecommunications services and render customer support. In contrast to most traditional telecommunications companies, the software used to support the Company's enterprise resides outside of the switches and "canned" closed systems and, therefore, does not currently rely on third party manufacturers for upgrades. The Company believes its software configuration facilitates the rapid development and deployment of new services and provides the

Company with a competitive advantage. The Company's Sunrise, Florida central switch has a call detail recording function which enables the Company to: (i) achieve accurate and rapid collection of call records; (ii) detect fraud and unauthorized usage; and (iii) permit rapid call detail record analysis and rating.

    The Company also uses its proprietary software in analyzing traffic patterns and determining network usage, busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to optimize LCR, which may result in call traffic being transmitted over the Company's transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the LCR system is designed to transmit the traffic over the next available least cost route.

    The Company develops its software in-house utilizing its own staff of programmers.

INTERNET PROTOCOL (IP) TELEPHONY

    Virtually all of today's voice and fax traffic is carried over the Public Switched Telephone Network ("PSTN"). Phone switches either owned by the ITOs or other enterprise common carriers and resellers allow ordinary telephones and fax machines to reach one another anywhere in the world. The advent of IP telephony has created the opportunity to bypass today's switched telephone network and use cost-effective packet switched networks (Intranet) and/or the public Internet for the delivery of voice and fax communications. Prior to 1995, the market for IP telephony products was virtually nonexistent. It was commonly believed that quality voice communications across the Internet/Intranet was impossible. This situation dramatically changed with the introduction of a new class of products which significantly enhanced voice transmissions over the Internet/Intranet. As a class of products, this is referred to as IP telephony. As companies realized that quality IP telephony communication was possible, they quickly joined the race to capitalize on the opportunity. Desktop software offering computer-to computer communication flourished due in part to the explosive growth of the Internet. The current generation of IP telephony applications allows users to make calls using a standard telephone and a centralized Internet/Intranet substituting for the PSTN. This centralized IP connection is accomplished via IP telephony gateway servers. The principle behind such a system is similar to IP telephony desktop applications, but rather than using the microphone and speakers connected to multimedia PCs, users speak into a standard telephone connected to a PBX (as defined). To place a call, the caller would dial the number of the party they are calling, just like making a call-through the PSTN. The PBX would then route the call-through the IP telephony gateway via a programmed trunk interface and the gateway contacts another gateway at the called site. Several companies have developed and are currently using this technology. Furthermore, developments in hardware, software and networks are expected to continue to improve the quality and viability of IP telephony. In time, packet-switched networks may become less expensive to operate than circuit-switched networks, primarily because carriers can compress voice traffic and thereby can place more calls on a single line.

AGREEMENTS WITH INDEPENDENT AGENTS

    From its inception in 1993 to the present, the Company's sales and marketing efforts have been conducted through exclusive independent agents in each of its markets. Each of these independent agents operate in accordance with a model of practices and procedures developed by the Company, and settle all customer invoices (net of the agency's commission share) directly with the Company within a prescribed period, generally less than 40 days. Upon consummation of the Offering, the Company may reduce its reliance upon its existing independent agents by expanding its business through strategic acquisitions or may make equity investments in certain independent agents. In addition, the Company may in the future start to enroll non-exclusive independent agents to cover new territories.

    Each prospective agent is required to submit a business plan and demonstrate the financial resources and commitment required to carry out its marketing and customer service plan approved by the Company prior to its appointment. Each agent is licensed by and required to do business in the name of the

Company and execute subscriber agreements with end users on behalf of and for the benefit of the Company.

    The Company knows of no competitor that operates in this manner and attributes this program with its successful market penetration, high degree of customer satisfaction and rapid collections cycle. Most of the costs of marketing, sales and customer service are paid from the commissions retained by each of the agents.

    The Company's agreements with its independent exclusive agents typically provide for a five-year term with an optional renewal for two additional terms of three years and a two-year non-compete clause effective upon termination of the agreement. Furthermore, the agreements require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customer funds the agents obtain for the Company. The commission paid to agents ranges between 15 to 19% of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agency and the type of service sold. Commissions are paid each month based on payments received during the prior month from receivables collected by the agent. For the nine months ended December 31, 1997, approximately 64% of the Company's revenues were attributable to the most significant four independent agents. Agents settle their accounts with the Company in U.S. Dollars and therefore bear the risk of fluctuations in the exchange rates between the local currency and the U.S. Dollar. Agents are held accountable for customer collections and are responsible for bad debt attributable to customers they enroll. The Company may record additional bad debt expense, however, based on increases in wholesale business, consummation of acquisitions and equity investments in the agents.

    For the nine months ended December 31, 1997, the Company derived approximately 87% of its revenues from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract.

    In mid-1997 the Company initiated discussions with certain of its exclusive agents with regard to the acquisition of an equity interest in their agencies. The Company believes that it would be beneficial to have an ownership interest in its key marketing and customer service organizations while maintaining the benefits derived from the local expertise of the exclusive agent, as well as the productivity derived from local ownership and profit making. The Company believes that this strategy will provide the Company with the benefits derived from direct ownership of the local sales organization while retaining the benefits of the existing entrepreneurial structure. Other than with respect to pending agreements in France and South Africa, the Company has no agreement to purchase an interest in any of its agents. See "--Purchase of Equity Interest in South African Agent."

CUSTOMER BASE

    The Company's target customers are small and medium-sized businesses with significant international telephone usage (i.e., generally in excess of $500 in international phone calls per month). The Company also provides its services to a growing base of individual retail customers. The corporate market includes manufacturers, distributors, trading companies, financial institutions, and import-export companies, for which long distance telecommunications service represents a significant business expense, and such customers are therefore focused on value and quality. It is estimated that small and medium-sized businesses account for the majority of all businesses, and the Company believes that in most markets they account for a significant percentage of the international long distance traffic originated in those markets. For example, the EU estimates that in 1996 there were 15 million small and medium-sized businesses in the EU and that these businesses accounted for more than one half of all jobs in the EU in 1996, almost half of all business revenue and about $30 billion per year in total telecommunications revenue.

    The Company believes that small- and medium-sized businesses have generally been underserved by the major global telecommunications carriers and the ITOs, which have focused on offering their lowest rates and best services primarily to higher volume multinational business customers. The Company offers these small- and medium-sized companies significantly discounted international calling rates compared to the standard rates charged by the major carriers and ITOs.

    The Company also plans to offer international termination services to other carriers, including resellers, on a wholesale basis, as a "carriers' carrier." The Company's carrier customers as a group currently provide the Company with a relatively stable customer base and thereby assist the Company in projecting potential utilization of its network facilities. In addition, the potentially significant levels of traffic volume that could be generated by such carrier customers may enable the Company to obtain larger usage discounts based on potential volume commitments. The Company believes that revenues from its carrier customers will represent a growing portion of the Company's overall revenues in the future.

    The Company also targets residential customers with high international calling patterns such as ethnic communities and plans to increase the marketing of prepaid calling cards.

    Currently, no end retail customer of the Company individually accounts for more than 1% of the Company's revenue.

    The largest wholesale customer accounted for approximately 9.6% of the Company's revenue as of December 31, 1997.

PRINCIPAL MARKETS FOR THE COMPANY'S SERVICES

    The worldwide international long distance public switched telecommunications market generated an estimated $61.3 billion in revenue and 70 billion minutes in traffic in 1996 with minutes of use projected to grow at a rate of 13% per annum through the year 2000. The Company currently has approximately a 0.03% share of this global market.

    GEOGRAPHIC ORIGIN OF REVENUES

    The geographic origin of the Company's revenues is as follows:

                                                                          NINE MONTHS ENDED DECEMBER
                                        YEAR ENDED MARCH 31,                         31,
                             ------------------------------------------  ----------------------------
                                 1995          1996           1997           1996           1997
                             ------------  -------------  -------------  -------------  -------------
Africa.....................  $    369,087  $   1,403,094  $   3,899,701  $   2,596,455  $   6,057,730
Europe.....................       316,903      1,988,030      4,252,104      3,278,474      3,013,155
Latin America..............     4,387,351      6,337,284      7,265,473      5,420,058      5,050,602
Middle East................       413,796      2,101,864      3,741,890      2,726,301      3,500,512
Other......................       803,375      1,397,802      1,363,852        966,441      1,395,126
United States..............       --            --              315,407       --            2,011,988
                             ------------  -------------  -------------  -------------  -------------
                             $  6,290,512  $  13,228,074  $  20,838,427  $  14,987,729  $  21,029,113
                             ------------  -------------  -------------  -------------  -------------
                             ------------  -------------  -------------  -------------  -------------

    GEOGRAPHIC MARKETS

    LATIN AMERICA. Historically, the Company derived significant portions of its telecommunications revenue from Latin America, principally from Argentina and Peru. Since most Latin American countries currently restrict competition to a limited number of specific services, the Company has developed a two-stage market penetration strategy to capitalize on current and future opportunities in Latin America. The first step is to take advantage of current market conditions and, within the parameters of the Company's product line, i.e., using the call reorigination access method, to provide the fullest range of services permissible under local regulations. During the fiscal year ended March 31, 1997, Argentina with sales of

$3.7 million represented 51% of the Company's total Latin American business followed by Peru with a 23% share. For the first nine months of fiscal year ended March 31, 1998, Argentina represented approximately 49% of the Company's total Latin American business with Peru representing approximately 23%. The Company enjoys a top 10 market share among call reorigination companies operating in Argentina and Peru.

    MIDDLE EAST AND AFRICA. The Company is currently a significant operator in certain emerging markets in the Middle East and Africa. The Company is a market leader for alternative access call reorigination in both Lebanon and South Africa. It is anticipated that African revenues will more than double over the next twelve months, not including the high growth markets of Lebanon and Egypt which together produce up to $20,000 of revenue per day. Lebanon grew from $1.4 million in sales in the fiscal year ended March 31, 1996 to $3.2 million in the fiscal year ended March 31, 1997 and posted $3.1 million in sales for the nine months ended December 31, 1997.

    The South African territory grew from sales of $2.6 million for the nine months ended December 31, 1996 to sales of $5.9 million for the nine months ended December 31, 1997. The Company has expanded its customer base from Johannesburg, South Africa, to Cape Town and Durban, and other South African urban centers. This territory is currently generating between $30,000 and $40,000 per day in revenues. The South African agent currently manufactures its own proprietary network interface dialer in South Africa. In places such as South Africa, the Company and its independent agents maintain close relationships with vendors of internal phone equipment ("PBX") such as Siemens, Plessey and Alcatel. These vendors are integrating and configuring their customer's PBX equipment to utilize Ursus as a possible alternative international telecommunications carrier, and the Company maintains a close relationship with the vendors for both pre-sale and retrofit applications.

    On August 12, 1997, the Company entered into an agreement with its independent agent in South Africa, by which the Company will acquire a 8.59% equity interest in the agent for $377,141.

    EU AND RUSSIA. The EU and Russian markets will be a major focus as the Company pursues its strategy of locating switches at the network center of major switched-based suppliers in Europe.

    FRANCE. The Company's current customers in France (centered in the Paris region) include small and medium-sized businesses and retail individuals. Since installing the Paris switch in March 1998, the Company began to migrate its customers in France from the call reorigination access method currrently used to international long distance services utilizing direct access over leased lines and restricted dial-in for customers in closed-user groups. The Company will provide direct access service via a leased line connection between the customer's phone system and the Company's switch in Paris. Following deregulation, the Company may offer long distance services, which are presently restricted to closed user groups, with prefix dialing and value-added services. The services currently provided by the Company in France do not require a license. In accordance with the telecommunications laws passed in France in July 1996, the process of liberalizing the telecommunications market is regulated by a new government authority, and the telecommunications market in France was liberalized on January 1, 1998 along with the markets of most other EU member states. In accordance with the standard terms and conditions and price lists for interconnection with France Telecom, duly approved by the French Telecommunications Authority on April 9, 1997, new operators can interconnect with France Telecom's PSTN starting on January 1, 1998.

    Recently, the Company entered into a joint venture with Central Call and Mondial Telecom, its French agents, pursuant to which Ursus Telecom France was organized. The Company owns a majority interest in Ursus Telecom France, and the remaining shares being held equally by Central Call and Mondial Telecom. Central Call and Mondial Telecom have the right to require the Company to purchase their interests in Ursus Telecom France under certain conditions. The primary objective of the joint venture is to provide switch-based direct access services in France, primarily from the Paris-Metropolitan area.

    RUSSIA. The Company has been active in the Russian market (centered in the Moscow region) for over 24 months, with direct dial up access having replaced call reorigination for approximately 18 months. Traffic has grown to approximately $7,000 to $9,000 per business day with the majority of calling derived from the direct dial up access lines from Moscow. Overall, Russia generated sales for the Company of approximately $2.5 million in the fiscal year ended March 31, 1997 from approximately $700,000 in the fiscal year ended March 31, 1996 and posted sales of approximately $1.8 million for the nine months ended December 31, 1997.

    The Company hopes to expand its Russian business by capitalizing upon the technologically advanced services it offers which compare favorably to the relatively undeveloped services offered by the Russian ITO. For the nine months ended December 31, 1997, approximately 14.3% of the Company's telecommunication revenue originated from Europe, with approximately 60% of that revenue attributable to calls originating via call through access from Russia.

    Minutes of total outgoing international traffic in Russia have dramatically increased from 287 million minutes in 1995 to 851 million minutes in 1996. Historically, about 50% of all international traffic and about 40% of long distance traffic within the Russian Federation originated in Moscow and some 30% of international traffic and about 25% of long distance traffic originated in St. Petersburg. Penetration levels for aggregate telecommunications services in these two cities equal about 46% for Moscow and about 36% for St. Petersburg. Other Russian urban areas with low penetration are less likely in the near future to generate any large international traffic, because there is a much lower business demand and a smaller number of wealthy individuals supporting a market. The overall growth in long-distance and international traffic over the past several years in the Russian Federation did not, however, significantly change the network usage level, which means that Russia still generates one of the lowest levels of per-line international and long distance traffic in the world. This is in large part due to the fact that international and long distance tariffs in Russia have been increasing very rapidly in real terms.

    Despite the recent changes in the Russian telecommunications industry, and recent significant investments in local telecommunications infrastructure, the level of telecommunications service generally available from most public operators in Moscow remains below that available in cities of Western Europe and the United States. Outside Moscow (and, to a lesser extent St. Petersburg), most standard Russian telecommunications equipment is obsolete. For example, many of the telephone exchanges are electromechanical and most telephones still use pulse dialing.

    The telecommunications market in Russia currently includes a number of operators that compete in different offering segments--local, inner-city, international data and cellular services. Growth in the Russian telecommunications industry has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by consumers using mobile telephony. This growth has been most significant as multinational corporations have established a presence in Moscow and Russian businesses have begun to expand. The service sector, which includes operations in distribution, financial services and professional services and tends to be the most telecommunications intensive sector of the economy, is growing rapidly particularly in Moscow. Since moving to a more market-oriented economy, the economic conditions in the outlying regions in Russia have also generally improved. The telecommunications industry in the outlying regions has also experienced recent growth, principally as a result of growth in the industrial sector as well as the establishment of satellite offices in the regions by multinational corporations and growing Russian businesses.

EXPANSION PLANS

    Pursuant to its formation of a joint venture with its French agents, the Company recently installed a switch in Paris with inter-connectivity to some of the major carriers operating in the Paris marketplace. During the next twelve months, the Company plans to install additional switches in Europe, upgrade its switch in Sunrise, Florida and open POPs (as defined) in up to 3-5 cities in Western Europe in order to expand its accessibility outside of the switch locations. Expanding the Network in Europe to include additional major European business centers should ultimately reduce transmission costs and increase the addressable market of the European portion of the Network.

    Expansion plans in Russia include the planned installation of a switch to service larger corporate customers that require direct connections to the Network via digital dedicated subscriber facilities. The switch will be integrated with the Company's existing facilities that currently back-haul all traffic originated on direct dial up access from Moscow to Sunrise, Florida.

    The Company expects to use a significant portion of the Offering proceeds to expand and proliferate its Network and its services on a more rapid basis by deploying additional switches and POPs and installing fixed facilities to interconnect POPs and nodes, in addition to deploying its IP telephony based fax and voice services.

    The Company intends to enter additional markets and expand its operations through acquisitions, joint ventures, strategic alliances and the establishment of new operations. The Company will consider acquisitions of certain competitors which have a high quality customer base and which would, upon consolidation with the Company's operations, become profitable. In addition the Company may acquire equity interests in its existing agents and may pursue partnership arrangements in emerging and maturing markets with existing sales organizations and other non-defined telecommunications entities.

PURCHASE OF EQUITY INTEREST IN SOUTH AFRICAN AGENT

    On August 12, 1997, the Company entered into an agreement with its largest independent agent, located in South Africa, to acquire an equity interest in the agent. The agreement provides for the Company to make deposits on the purchase price in an amount equal to 9% of the revenues that this agent generates for the Company for the period from August 1, 1997 through January 31, 1998. The percentage ownership in the agent that the Company will acquire will be based on a formula that values the agent at approximately six times its average monthly revenues for the months of October, November and December 1997. At December 31, 1997, deposits of $321,059 have been made under this agreement and are included in other assets on the Company's balance sheet. Based on this valuation formula, the agent has been valued at $4,390,130. Based on the revenues generated for the Company by the independent agent for the period from August 1, 1997 through January 31, 1998, the Company will purchase an equity interest of 8.59% in the agent for $377,141. However, the South African agent retains an option for a limited period of time to cancel the arrangement under certain circumstances provided the Agent reimburses in full the prepaid deposits made to the Agent by the Company.

FORMATION OF FRENCH SUBSIDIARY

    On November 20, 1997, the Company entered into a letter of intent with respect to a proposed joint venture with Central Call and Mondial Telecom, its French agents. Pursuant to the letter of intent, as amended, the Company organized Ursus Telecom France, a limited liability company, capitalized at FF50,000 or approximately $8,300. The Company holds 50% plus two shares of the Ursus Telecom France. The remaining shares are held equally by Central Call and Mondial Telecom. The results of Ursus Telecom France will be consolidated with those of the Company as a subsidiary.

    The letter of intent calls for the Company to pay within six months after the completion of its initial public offering, a cash sum that equals three and one-half times the average monthly traffic revenues contributed to the venture by Central Call and Mondial Telecom over the months of February, March and April 1998. This payment is considered an advance towards the share purchase program as described below. The letter of intent requires that Ursus Telecom France commence operations by January 31, 1998. Ursus Telecom France effectively commenced operations on March 1, 1998. The letter of intent was amended on April 17, 1998 to reflect the effective commencement of operations, and to adjust the valuation months to March, April and May, 1998.

    Central Call and Mondial Telecom have the right to require that the Company purchase the shares held in the joint venture by Central Call and Mondial Telecom in any one of the following three manners: (a) in three installments of 33.3% each on the first, second and third anniversary of this Offering, (b) in two installments, the first of 66.66% on the second anniversary of this Offering and the remaining 33.33% on the third anniversary or (c) in one installment on the third anniversary of this Offering. A purchase of shares by the Company from Central Call or Mondial Telecom, if any, will be accounted for as a purchase.

    The valuation for these subsequent share purchases will depend on whether the Company pays in cash or issues its stock as payment. The cash purchase price would value the joint venture at 5.5 times average monthly revenues; and the stock price would be based on an enterprise value of eight times average monthly revenues. These enterprise values would be multiplied by the percentage interest being acquired to determine the purchase price. The Company reserves the option to choose among one of the two available payment and valuation methods after consultation with Central Call and Mondial Telecom.

    As of March 26, 1998, the Company has contributed to Ursus Telecom France a telecommunications switch at its cost of $112,128 and has made capital contributions and cash advances of approximately $47,000.

GOVERNMENT REGULATION

    OVERVIEW

    The Company's provision of international and national long distance telecommunications services is heavily regulated. Also, local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. Many of the countries in which the Company provides, or intends to provide, services prohibit, limit or otherwise regulate the services which the Company can provide, or intends to provide, and the transmission methods by which it can provide such services.

    The Company provides a substantial portion of its customers with access to its services through the use of call reorigination. Revenues attributable to call reorigination represented 76% of the Company's revenues during the nine months ended December 31, 1997 and are expected to continue to represent a substantial but decreasing portion of the Company's revenues in the medium to long-term. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. While the Company provides call reorigination services in some of those countries, the only country on such list that accounts for a material share of the Company's total revenues is South Africa which accounted for about approximately 28% of the Company's revenues for the nine months ended December 31, 1997. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by e.g., requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations.

    A SUMMARY DISCUSSION OF THE REGULATORY FRAMEWORKS IN CERTAIN GEOGRAPHIC REGIONS IN WHICH THE COMPANY OPERATES OR WHICH IT HAS TARGETED FOR PENETRATION IS SET FORTH BELOW. THIS DISCUSSION IS INTENDED TO PROVIDE A GENERAL OUTLINE OF THE MORE RELEVANT REGULATIONS AND CURRENT REGULATORY POSTURE OF THE VARIOUS JURISDICTIONS AND IS NOT INTENDED AS A COMPREHENSIVE DISCUSSION OF SUCH REGULATIONS OR REGULATORY POSTURE.

    UNITED STATES

    The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to obtain authorization from, the FCC to resell international telecommunications services of other US carriers or to own or lease and operate international telecommunicating facilities. The FCC has authorized the Company pursuant to the Section 214 to provide international telecommunications services, to resell public switched international telecommunications services of other U.S. carriers and to own or lease international facilities. The Section 214 authorization requires, among other things, that services be provided in a manner consistent with the laws of countries in which the Company operates. As described above, the Company's regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of its
Section 214 authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 authorization, cease and desist or show cause orders, or, in extreme circumstances, the revocation of the Section 214 authorization, the latter of which is usually imposed only in the case of serious violations.

    In particular, if it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination, i.e. call re-origination, using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the FCC may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has only ordered carriers to cease providing call reorigination using uncompleted call signaling only to customers in the Philippines, although it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling.

    The Company is required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company.

    EUROPE

    In Europe, regulation of the telecommunications industry is governed at a supra-national level by the EU, which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to establish an open, competitive telecommunications market. In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of voice telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than voice telephony, including value-added services and voice services to CUGs. However, local implementation of the Services Directive through the adoption of national legislation has resulted in differing interpretations of the definition of prohibited voice telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as voice telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

    In March 1996, the EU adopted the Full Competition Directive containing two key provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs monopolies in voice telephony by 1998 and to institute mechanisms to prevent the ITOs from acting anti-competitively toward new market entrants. To date, Sweden, Finland, Denmark, the Netherlands and the United Kingdom have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of the voice telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain (December 1998), Portugal and Ireland (January 1, 2000) and Greece (2003).

    FRANCE

    The Company currently provides call reorigination services to customers in France. The Company is permitted to provide call reorigination in France without a license. Although it does not currently provide such services, under current law, the Company may lease circuits and provide switched voice services to CUGs in France without a license. The Company anticipates that it will migrate its customers to forms of call-through other than call reorigination after March 1, 1998 and has recently entered into a joint venture agreement with Central Call and Mondial Telecom to provide switch-based direct access services in France. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users by routing traffic via the international switched networks of competitors to the ITO.

    A new telecommunications law, passed in 1996 to implement the Full Compensation Directive in France, establishes a licensing regime and an independent regulator and imposes various interconnection and other requirements designed to facilitate competition. The Company intends to expand its services to include, for example, direct access and facilities-based services in France. If it decides to provide switched voice services to the public, including direct access and/or call-through services, or to own facilities, the Company will have to apply for a license from the Minister of Telecommunications.

    GERMANY

    The regulation of the telecommunications industry in Germany is governed by the Telekommunikations-Gesetz, the Telecommunications Act of 1996 ("TKG"), which, with respect to most of its provisions, became effective in August 1996. Under the TKG, a license ("TKG License") is generally required by any person that (i) operates transmission facilities for the provision of telecommunications services to the public; or (ii) offers voice telephony services to the public through telecommunications networks operated by such provider. While TKG represents the final phase of the reform of the German telecommunications industry, the law protected the monopoly rights of Deutsche Telecom over the provision of the voice telephony until January 1, 1998. The Company currently does not provide services to customers in Germany, but is contemplating opportunities in entering this market, which, after the U.S., makes up for the largest single telecommunication market in the world.

    LATIN AMERICA

    The Company currently provides call reorigination to customers in certain Latin American countries, including Argentina, Peru, Ecuador, Uruguay and Colombia. The Company is subject to a different regulatory regime in each country in Latin America in which it conducts business. Local regulations determine whether the Company can obtain authorization to offer the transmission of voice and voice band data directly or through call reorigination, or for the provision of value-added services, such as voicemail and data transmission. Regulations governing the latter are generally more permissible than those covering voice telephony.

    Some countries in Latin America oppose the provision of call reorigination. In Brazil, call reorigination is currently permissible. In Colombia, the Ministry of Communications has stated that call reorigination access is prohibited and has so notified the FCC. The Company does not believe that the Ministry of Communications has the requisite authority to regulate in this area, which authority is the subject of litigation brought by a third party in the Colombian courts. At present, regulations appear to permit call reorigination access in Argentina. However, the regulatory agency in Argentina has changed its position regarding call reorigination access on several occasions in the past, and this issue is the subject of an ongoing legal dispute.

    Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. In addition, various Latin American countries have completely or partially privatized their national carriers, including Argentina, Chile, Mexico, Peru and Venezuela. Certain countries have competitive local and/or long distance sectors, most notably Chile, which has competitive operators in all sectors. Colombia is scheduled to grant several new concessions for national and international long distance service providers in addition to its ITO by the end of 1998. Venezuela has also legalized value-added services such as voicemail and data transmission and has targeted January 1, 2000 as the date for full deregulation. Brazil is in the process of opening its telecommunications market to competition and privatizing its ITO, pursuant to its new law adopted in July 1997. Brazil established an independent regulator in October 1997, and value-added and private network services, are already open to competition. In Mexico, the former ITO has been privatized, its exclusive long distance concession expired in August 1996 and it has been obligated to interconnect with the networks of competitors since January 1997. Competition in Mexico has been initiated and an independent regulator has been established. Three countries in the region, Chile, Mexico and the Dominican Republic, have opened their long distance telecommunications markets to competition.

    SOUTH AFRICA

    The telecommunications industry in South Africa is regulated under the Post Office Act of 1958 (the "SA Post Office Act") and the SA Telecommunications Act. Telkom SA Limited ("Telkom"), the state-owned ITO, has a statutory monopoly on the construction, maintenance and use of any telecommunications lines, as well as on the provision of public switched telecommunications services. The government of South Africa has indicated that this monopoly will be phased out over five to six years. Notwithstanding this monopoly, the SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license can be issued to that party in accordance with the SA Telecommunications Act.

    The SA Telecommunications Act established a new telecommunications regulatory authority called SATRA, whose functions include the granting of telecommunications licenses, applications for which are solicited by the South African Minister of Telecommunications pursuant to the SA Telecommunications Act. As an independent regulatory authority, SATRA is subject to common law provisions and provisions in the SA Telecommunications Act that limit its ability to act outside of its granted authority and without affording parties due process. SATRA's members are appointed by the President on the advice of Parliament's standing committees on communications. Although the SA Telecommunications Act states that SATRA should be independent and impartial in the performance of its functions, it must act in accordance with policy directions issued by the South African Minister of Telecommunications.

    The Company seeks to take advantage of gradual deregulation of the South African telecommunications industry by offering permitted services to customers in South Africa. Currently, the Company provides call reorigination services to customers in South Africa and may, in the future, seek any necessary licenses to provide liberalized services such as value added services. In August 1997, SATRA issued a ruling that call reorigination operations are an offense under the SA Telecommunications Act. Several entities, including the Company's South African agent, filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to four years to occur, however, the South African courts may rule sooner or the South African legislature may promulgate an explicit prohibition on call reorigination. Although the Company believes that South African law does not prohibit the Company or it's agent from providing call reorigination services to customers in South Africa without a license, if the Company's agent is determined to be providing a telecommunications service without a license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services.

    The Company's South African agent was issued an interim "Value Added Network Service License" by SATRA in early April 1998. This license allows the Company in conjunction with its Agent to operate a data network system through which all data and facsimile transmissions can be routed. The Company's South African agent estimates that approximately 50% of current telecom revenues are generated by data and facsimile traffic and plans to migrate this revenue segment over packet switched networks within the next six to twelve months so that carriage of this traffic will not involve call reorigination.

    RUSSIA

    The provision of telecommunications services in the Russian Federation falls within federal jurisdiction. The principal legal act regulating telecommunications in the Russian Federation is the Federal Law on Communications (the "Communications Law"), enacted on February 16, 1995, which establishes the legal basis for all activities in the telecommunications sector and provides, among other things, for licensing to provide communications services, the requirement to obtain a radio frequency allocation, certification of equipment, and fair competition and freedom of pricing.

    The Ministry of Communications ("MOC") and the Federal Agency of Governmental Communications and Information under the President of the Russian Federation are the federal organizations which have executive power over the telecommunications industry. The MOC is responsible for allocating federal budget resources in the telecommunications industry and has supervisory responsibility for the technical condition and development of all types of communications.

    The Communications Law requires that any person providing telecommunications services must, in theory, obtain a license prior to commencing such services. Licenses to provide telecommunications services are issued by the MOC. Under the applicable Licensing Regulations, licenses for rendering telecommunications services may be issued and renewed for periods ranging from 3 to 10 years and several licenses may be issued to one person. Licenses may be revoked or suspended by the MOC for failure to comply with terms and conditions of the license.

    The Communications Law requires the federal regulatory agencies to encourage and promote fair competition in the provision of communication services and prohibits abuse of a dominant position to hinder, limit or distort competition. The Communications Law also provides that tariffs for communication services may be established on a contractual basis between the provider and the user of telecommunications services.

    Russian telecommunications companies are subject to the same system of taxation as Russian companies in general, including profit tax and VAT on services.

    Current Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, on February 28, 1997, the State Duma, the lower house of parliament approved on the first reading draft foreign investment legislation which would restrict any significant future foreign investment in numerous sectors of the Russian economy, including telephone and radio communications. It is unlikely that such restrictive legislation will be enacted, unless the political climate changes dramatically. More likely is the emergence of limited restrictions on foreign investment in strategic industries, which could result in foreign ownership limitations in industries such as telecommunications, which limitations are not uncommon in many countries. The draft legislation has been referred to the Russian government for commitment. For such draft legislation to become Federal Law, it must be passed by a majority vote of the State Duma at another two readings, approved by a majority of the Federation Council, the upper house of parliament, and signed by the President of the Russian Federation. Rejection of such legislation by the Federation Council could be overridden by a two-thirds majority of the State Duma. Rejection of such legislation by the President could be overridden by a two-thirds majority of each of the Federation Council and the State Duma.

    In addition, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. Because the telecommunications industry is widely viewed as strategically important to Russia, there can be no assurance that recent government policy liberalizing control over the telecommunications industry will continue. Russia is not a member of the WTO, but, if it seeks to become a member, it may be required to take further steps to liberalize the telecommunications market as a condition of accession.

    MIDDLE EAST

    The Company's ability to provide services in the Middle East depends on the regulatory environment in each particular country. In Lebanon, for example, the telecommunications industry is regulated by the Ministry of Posts and Telecommunications ("MPT"), which also operates the ITO--the General Directorate of Telecommunications (the "GDT"). The GDT currently has a monopoly on the provision of wireline telecommunications services in Lebanon. Although no written text in Lebanon prohibits call reorigination and a number of carriers are currently engaged in such activity, the MPT has stated that call reorigination is illegal in Lebanon. In Egypt, the Ministry of Transport, Communications and Civil Aviation regulates the telecommunications industry and Telecom Egypt, formerly known as the Arab Republic of Egypt National Telecommunications Organization ("ARENTO"), is the ITO. Although Telecom Egypt currently has a monopoly on the provision of voice services, several U.S. carriers are permitted to sell pre-paid phone cards and calling card services. Egypt has announced that it will permit limited competition to Telecom Egypt in the near future.

    INTERNET TELEPHONY

    The introduction of Internet telephony is a recent market development. To the Company's knowledge, there currently are no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. The FCC is currently considering whether or not to impose surcharges or additional regulation upon providers of Internet telephony. In addition, several efforts have been made to enact U.S. federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions also may retain intrastate jurisdiction and could initiate proceedings to regulate the intrastate aspects of Internet telephony. A number of countries that currently prohibit voice telephony competition with the ITOs also have prohibited Internet telephony. Several other countries permit but regulate Internet telephony. If foreign governments, Congress, the FCC, or state utility commissions prohibit or regulate Internet telephony, there can be no assurance that any such regulations will not materially affect the Company's business, financial condition or results of operation.

    VAT

    The EU imposes value-added taxes ("VAT") upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15% to 25% of the sales of goods and services. Under VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities. In this regard it is expected that non-EU based telecommunications providers will be required to appoint a VAT agent and register for VAT in every EU member state in which it has individual customers.

    France and Germany have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based companies to be provided where the customer is located, thereby subjecting the telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both the residential and business customers of non-EU based telecommunications companies. In the case of sales to non-VAT registered customers, German and French rules require that the non-EU based telecommunications carrier collect and remit the VAT. In the case of sales by such providers to German VAT-registered customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called "Nullregelung" doctrine, however, certain business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are entitled to an exemption from VAT on telecommunications services. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

    The EU has adopted a proposed amendment to the Sixth Directive that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies, beginning as early as December 31, 1998. Under the proposed amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

    The Company's independent agents historically have collected, and will continue to collect, VAT on services where it is offered in a VAT country. The Company believes that whatever potential negative impact the amendment will have on its operations as a result of the imposition of VAT on traditional call reorigination, such impact will be partially mitigated by the customer migration towards and the higher gross margins associated with direct access services.

EMPLOYEES

    As of December 31, 1997, the Company had 21 full-time employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory.

TRADEMARKS

    The Company has traditionally relied upon the common law protection of its trade name afforded under various local laws, including the United States. However, the Company intends to file for trademark protection of its Ursus name in the United States. It is possible that prior registration and/or uses of the mark or a confusingly similar mark may exist in one or more of such countries, in which case the Company might be precluded from registering and/or using the Ursus mark and/or logo in such countries.

PROPERTIES

    The Company currently occupies approximately 8,087 square feet of office space in Sunrise, Florida, which serves as the Company's principal executive office. The lease has an annual rental obligation of approximately $158,000 and expires on April 30, 2003. The Company believes that such offices are adequate for its current purposes.

LEGAL PROCEEDINGS

    Although the Company is party to litigation in the ordinary course of business, there are no legal proceedings pending or to the knowledge of the Company, threatened, that, if determined adversely to the Company, would have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding those persons who are currently or will be directors and executive officers of the Company.

NAME                                                     AGE                           POSITION
---------------------------------------------------      ---      ---------------------------------------------------
Luca M. Giussani...................................          43   President, Chief Executive Officer and Director
Jeffrey R. Chaskin.................................          45   Executive Vice President, Chief Operating Officer
                                                                  and Director
Johannes S. Seefried...............................          39   Chief Financial and Chief Accounting Officer and
                                                                  Director
Gregory J. Koutoulas...............................          49   Vice President, Controller and Secretary
Richard C. McEwan..................................          43   Vice President
William Newport....................................          62   Director, Chairman of the Board of Directors
Kenneth L. Garrett.................................      55       Director

    Luca M. Giussani, a co-founder of the Company, has served as President, Chief Executive Officer and Director of the Company since its inception. Mr. Giussani currently works full time for the Company in the United States. Prior to co-founding the Company with Mr. Chaskin, Mr. Giussani served as an advisor to a number of developing countries for the restructuring of their foreign debt, as well as a consultant to several public sector Italian contractors specializing in the construction of power plants. Prior to 1993, Mr. Giussani was an officer of Orient & China S.P.A., a trading company specializing in transactions with China, and in the following concerns that provided consulting services to Italian contractors: Intraco P.E.F., Balzar Trading Ltd. and Ursus Finance Ltd.

    Jeffrey R. Chaskin is a co-founder of the Company and has been its Chief Operating Officer and a Director since its inception. Mr. Chaskin has had a key role in the development of various telecommunications companies, and has consulted to the industry since 1981 including consulting regarding call center and switched network operations for CIL, Federal Express, CBN, ASCI and others.

    Johannes S. Seefried has been Chief Financial Officer of the Company since February 1997, and its Chief Accounting Officer and a Director since February 1998. Prior to 1994, Mr. Seefried held executive positions in corporate finance and securities sales with commercial and investment banking organizations, both in the United States and Europe. From 1990 to 1993, Mr. Seefried was employed by Banco Santander, a commercial and investment banking group. Mr. Seefried's primary responsibilities at the Santander Group included serving as a Vice President of corporate business development, including mergers and acquisitions. From 1994 to 1996, Mr. Seefried served as Managing Partner of Seefried Forstverwaltung, a privately-owned forestry and property management company. Mr. Seefried is a graduate of the Stanford Graduate School of Business, 1994, and the School of Foreign Service at Georgetown University, 1983.

    Gregory J. Koutoulas has been Vice President of Finance and Secretary of the Company since April 1995 and Controller since November 1994. From 1990 to 1994, Mr. Koutoulas served as Controller of F.A.S.T., INC., a wholesale distributor of health and beauty aids. Prior to his position with F.A.S.T., INC., from 1987 to 1989, Mr. Koutoulas was employed by Bertram Yacht, a manufacturer of luxury yachts, as Manager of Financial Analysis and Cost Accounting. Mr. Koutoulas received a B.S. in Economics with a concentration in Accounting from Purdue University in 1971 and is a licensed Certified Public Accountant.

    Richard C. McEwan has been Vice President of Agency Relations since September 1, 1997. Prior to joining the Company on a full-time basis, Mr. McEwan was a consultant to the Company since its inception after leaving Gateway USA where he served as its Director of International Development since 1990. From

1988 to 1990 Mr. McEwan was co-founder and Executive Vice President of Gateway Asia-Taiwan, the first overseas agency of Gateway USA providing call reorigination services. Mr. McEwan also provides consulting services to the Company's agent in the Bahamas. Mr. McEwan received a B.A. from Brigham Young University in 1980 and a Masters of International Management from the American Graduate School of International Management (Thunderbird) in 1982.

    William M. Newport became a Director and Chairman of the Board of Directors of the Company in February 1998. Mr. Newport was Chief Executive Officer of AT&T's cellular business from 1981 to 1983. In 1983, Mr. Newport joined the Bell Atlantic Corporation when it was formed as a result of the AT&T divestiture and retired in December 1992 from the Bell Atlantic Group as a Vice President for Strategic Planning, after a 36-year career in the telecommunications industry. Mr. Newport served as a director of Integrated Micro Products, a manufacturer of fault tolerant computers for telecommunications equipment vendors, from 1994 to 1996, and currently serves as a director of the Corporation for National Research Initiatives, a non-profit information technology research and development company, Authentix Networks, Inc., a wireless roaming fraud prevention and detection service provider, Ovum Holdings plc., a telecommunications consulting firm, and Condor Technology Solutions, a publicly traded company that provides information technology services, such as information systems development, networking, desk top computing systems and design installations. Mr. Newport holds degrees in Electrical Engineering from Purdue University and in Management from the Sloan School of Management at M.I.T.

    Kenneth L. Garrett became a director of the Company in April 1998. From 1994 to 1998, Mr. Garrett was President of KLG Associates, Inc., a telecommunications consulting firm specializing in the design and operations of networks, and was a member of the executive committee of Tri State Investment Group, a venture capital group based in North Carolina. From 1989 to 1994, Mr. Garrett was a Senior Vice President in charge of AT&T's Network Services Division, and from 1964 to 1989, he worked in a number of capacities in operations, sales and marketing within the AT&T organization. Also, from 1971 to 1973, Mr. Garrett worked as district plant manager at Pacific Bell Telephone Company in San Francisco. Mr. Garrett holds degrees in Chemical Engineering from Iowa State University and in Management from the Sloan School of Management at M.I.T.

    Effective immediately before this Offering, the directors will be divided into three classes, denominated Class I, Class II and Class III, with the terms of office expiring at the 1999, 2000 and 2001 annual meeting of shareholders, respectively. The directors have initially been divided into classes as follows:
Class I: Mr. Giussani and Mr. Chaskin, Class II: Mr. Seefried and Mr. Newport and Class III: Mr. Garrett. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of shareholders after their election. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.

CERTAIN LEGAL PROCEEDINGS

    Mr. Luca Giussani, the Company's president and chief executive officer, was the subject of a criminal proceeding in Italy under Italian law, which was part of a series of indictments issued against numerous people. Specifically, about May 1996 Mr. Giussani was charged with transmitting an invoice in 1991 to a corporation pursuant to an existing consulting contract for consulting services which it is alleged he did not perform. It was alleged that the invoice was used to disguise a political contribution made by that corporation which was unlawful under Italian law. Mr. Giussani was not charged with making an unlawful political contribution; but rather it is alleged that through the use of this invoice, Mr. Giussani facilitated the corporation's falsification of corporate records to disguise the contribution. Mr. Giussani consistently denied any improper conduct in connection with this matter and believed that he would ultimately be vindicated. In October 1997, the trial judge dismissed the claim against Mr. Giussani for lack of evidence. There is currently no criminal proceeding pending against Mr. Giussani; although he has been advised that the investigating magistrates are currently contemplating refiling charges against him and the other former defendants in this case in order to prevent the running of the applicable statute of limitations. Mr. Giussani is confident that he will prevail on the merits with respect to any charges brought against him. The Company does not believe that the outcome of the proceedings, even assuming Mr. Giussani were convicted, would have a material adverse impact on the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Luca Giussani, Jeffrey Chaskin and Johannes S. Seefried serve on the Executive Committee. The Executive Committee is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not
(i) amend the Articles of Incorporation or the Bylaws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the shareholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the shareholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. William Newport and Kenneth L. Garrett serve on the Compensation Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1998 Stock Incentive Plan (as defined). See "-- Stock Incentive Plan." Johannes S. Seefried, William Newport and Kenneth L. Garrett serve on the Audit Committee. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter, and performing such other duties as the Board of Directors may from time to time prescribe.

COMPENSATION OF DIRECTORS

    Following the Offering, the Company intends to pay each non-employee director compensation of $2,000 for each meeting of the Board of Directors that he attends and $500 for a conference telephone meeting with members of the Board. Outside members of the Board will also be granted between 5,000 and 15,000 non-qualified options under the Stock Incentive Plan as described below for each year of service on the Board. Upon consummation of the Offering, Mr. Newport will receive 15,000, and Mr. Garrett will receive 10,000, non-qualified options at the Offering Price. The Company will reimburse each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.

EXECUTIVE COMPENSATION

    The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the fiscal year ended March 31, 1997, 1996 and 1995 by the Company to or on behalf of the Chief Executive Officer and the three other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                  ANNUAL COMPENSATION
                                                                    ------------------------------------------------
                             NAME AND                                                                  OTHER ANNUAL
                        PRINCIPAL POSITION                            YEAR       SALARY      BONUS     COMPENSATION
------------------------------------------------------------------  ---------  ----------  ----------  -------------
Luca M. Giussani..................................................       1997  $  170,000  $  251,405    $   8,200(1)
  President and Chief Executive                                          1996  $  170,000  $  164,326    $   4,704(1)
  Officer                                                                1995  $  128,804  $   12,300    $  16,805(3)
Jeffrey R. Chaskin (2)............................................       1997  $  170,000  $  251,405    $   4,583(1)
  Executive Vice President and                                           1996  $  170,000  $  164,326    $   3,057(1)
  Chief Operating Officer                                                1995  $  170,000  $   12,300       --
Johannes S. Seefried (4)..........................................       1997  $   61,981      --           --
  Chief Financial and Accounting
  Officer
Richard McEwan (5)................................................       1997      --          --        $  50,000(6)
  Vice President of Agency                                               1996                            $  50,000(7)
  Relations                                                              1995                            $  67,885(7)

------------------------

(1) Consists of the use of a Company automobile.

(2) Does not include compensation paid to Mr. Chaskin's wife, Joanne M. Canter, an employee of the Company. Ms. Canter's salary for 1995, 1996 and 1997 was $18,692, $18,000 and $16,615, respectively.

(3) Consists of moving expenses.

(4) Mr. Seefried joined the Company on July 8, 1996. His base salary at September 30, 1997 was $125,000.

(5) Mr. McEwan joined the Company on September 1, 1997. His base salary at December 31, 1997 was $130,000.

(6) Consulting fees paid from April 1, 1997 to August 30, 1997.

(7) Consulting fees.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements, effective on January 1, 1998, with each of Luca Giussani, Jeffrey Chaskin, Johannes S. Seefried and Richard McEwan for terms ranging from two to five years.

    The employment agreements with each of Messrs. Giussani and Chaskin, respectively, the Company's Chief Executive and Chief Operating Officers, provide for each to receive:

    (i) base annual salary of $225,000 in 1998, $250,000 in 1999, $275,000 in
       2000, $300,000 in 2001 and $325,000 in 2002;

    (ii) minimum bonuses payable at the beginning of each calendar year, commencing in January 1998, of $45,000; in addition, each executive will receive additional bonuses, depending upon the Company's operating results, of $45,000 for each $1 million of earnings before interest, taxes, depreciation, amortization and such bonuses ("EBITDAB") up and including to an "EBITDAB" of $4 million, as generated by the Company during any fiscal year beginning on April 1, 1998 (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid monthly, subject to continuing adjustment for each quarterly and fiscal year's EBITDAB);

    (iii) bonuses commencing with the Company's fiscal year beginning on April 1, 1998, determined as a percentage of the executive's base annual pay depending upon the Company's EBITDAB, these bonuses begin to be payable at 20% of base annual pay for EBITDAB of at least $4 million, and increase in increments of 5% of base annual pay for each $1 million of additional EBITDAB above an EBITDAB of $4 million (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid quarterly subject to continuing adjustment for each fiscal year's EBITDAB) provided that aggregate bonuses as described in (ii), above and this section (iii) shall not exceed 200% of the annual base pay;

    (iv) in the event of a termination without cause, or termination by the executive for good reason, compensation for the balance of the remaining term of the agreement, but for not less than one year; or in the event of termination of the executive following a change in control, a payment of three years' base includible compensation, equal to the maximum tax deduction that the Company can receive under applicable "golden parachute" regulations;

    (v) confidentiality provisions and a non-compete agreement within the State of Florida for one year after any termination of employment; and

    (vi) 10-year options to purchase 150,000 shares of Common Stock at the Offering Price, 75,000 of which vest upon consummation of this Offering and the balance in January 1999 or upon a change in control of the Company. Mr. Giussani's options will be non-qualified. Options to purchase $200,000 worth of Common Stock issued to Mr. Chaskin will be tax-qualified and remainder will be non-qualified.

The agreements provide that the bonuses already paid to Messrs. Giussani and Chaskin through December 1997 comprise the entire bonus to which each is entitled in respect of the 1998 fiscal year. Both Mr. Giussani and Mr. Chaskin have waived any other claims for compensation from the Company accruing prior to January 1, 1998.

    The Company has entered into an employment agreement with Johannes Seefried, its Chief Financial and Accounting Officer, providing for terms similar to those in the employment agreements with Messrs. Giussani and Chaskin described above, except that:

    (i) the term of the agreement is for two years from January 1, 1998;

    (ii) the base annual salary is $170,000 in 1998 and $200,000 in 1999;

    (iii) a guaranteed bonus of $50,000 is payable at the commencement of the agreement and a bonus of $75,000 is payable upon consummation of this Offering, in addition to bonuses payable as a percentage of base annual pay depending on the EBITDAB of $4 million or more realized by the Company in any fiscal year beginning on or after April 1, 1998 and during the term of the agreement; all in accordance with the formula set forth in paragraph (iii), above with respect to Messrs. Giussani and Chaskin; and

    (iv) 10-year options to purchase 100,000 shares of Common Stock at the Offering Price, 50,000 of which vest upon consummation of this Offering and the balance in January 1999 or upon a change in control of the Company. Options to purchase $200,000 worth of Common Stock will be tax-qualified, the remaining options will be non-qualified.

    On September 1, 1997, the Company entered into a two-year employment agreement with Richard McEwan, its Vice President of Agent Relations. The agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. Mr. McEwan was paid a starting bonus of $40,000 upon joining the Company and will receive a base annual salary of $130,000. Mr. McEwan is also eligible to receive bonuses each December at the discretion of the Board of Directors. Upon adoption by the Company of a stock incentive plan, Mr. McEwan is entitled to receive incentive stock options to purchase a number of shares equal to two percent of the Company's Common Stock outstanding as of the date of the agreement, at an option price and subject to a vesting schedule to be determined by the Company and its Board of Directors at their sole discretion. The agreement permits

Mr. McEwan to continue to perform services for the Company's independent agent in the Bahamas, provided that doing so does not create a conflict of interest or unreasonably interferes with the performance of his duties under his employment agreement. Pursuant to that arrangement, Mr. McEwan provides "back office" support services to that agent in return for consulting fees equal to approximately 30% of the amount of agency fees that the Bahamas agent collects from the Company. These fees, which amounted to approximately $30,000 in 1996 and $50,000 in 1997 are paid directly to a trust of which Mr. McEwan is a trustee, and from which he received a $1,000 monthly trustee's fee through September 1997, after which that fee ceased being paid. The beneficiaries of the trust include various charitable endeavors, but also include the children of Mr. McEwan.

STOCK INCENTIVE PLAN

    The Company's Board of Directors and shareholders adopted the "1998 Stock Incentive Plan" (the "Stock Incentive Plan" or the "Plan") in February 1998. The Compensation Committee will administer the Plan, except that prior to the Offering the Plan will be administered by the Board of Directors. All employees and directors of and consultants to the Company are eligible to receive "Incentive Awards" under the Stock Incentive Plan. The Stock Incentive Plan allows the Company to issue Incentive Awards of stock options (including incentive stock options and non-qualified stock options), restricted stock and stock appreciation rights.

    A total of 1,000,000 shares of Common Stock are authorized for issuance under the Stock Incentive Plan. Not more than 200,000 shares of Common Stock may be the subject of incentives granted to any individual during any calendar year under the Stock Incentive Plan. On the effective date of their respective employment agreements, the Company granted its Chief Executive, Chief Operating and Chief Financial Officers 10-year stock options exercisable at the Offering Price covering 150,000, 150,000 and 100,000 shares of Common Stock, respectively. Half of these options vest upon issuance, and the balance vest on January 1, 1999 or upon a change in control of the Company. In addition, the compensation committee in a Board of Directors meeting held on April 8, 1998 granted to Mr. McEwan 10-year stock options exercisable at the Offering Price, covering 100,000 shares of Common Stock, and granted to a number of employees 10-year stock options exercisable at the Offering Price covering a total of 109,000 shares. Half of Mr. McEwan's options vest one year after the effective date of the Offering, and the other half vest on August 31, 1999 with exercising schedules spread over a three-year period effective one year after the effective date of the Offering. The 109,000 options granted to employees vest one year after the Offering, and can only be exercised 18 months after the Offering.

    The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to an optionee that owns more than 10% of the Common Stock of the Company.

    Stock options are exercisable for the duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. The Compensation Committee may fix the vesting schedule and duration of options on the date of grant (in the case of qualified options, the term cannot exceed ten years from the date of grant or five years for options granted to an optionee that owns more than 10% of the Common Stock of the Company). The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Incentive Plan and the Code.

    At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

    Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

    Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.

    Stock options terminate at the end of the 90th day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The Board of Directors may extend the post-termination exercise period for any individual, but not beyond the expiration of the original term of the option.

    An option grant may, in the discretion of the Compensation Committee, include a reload option right that entitles the holder, upon exercise of the original option and payment of an exercise price for the option in shares, to purchase at the fair market value per share at the time of exercise the number of shares used to pay the option exercise price. A reload option may, in the Compensation Committee's discretion, permit the holder upon exercise of the option to purchase the number of shares equal to the number of shares issued upon exercise of the original option. Any reload option will be subject to the same expiration date and exercisable at the same time as the original option with respect to which it is granted.

    The Compensation Committee may grant stock appreciation rights, either independently or in connection with the grant of a stock option. Stock appreciation rights granted in connection with an option may fall into one of two categories: "Conjunctive Rights" or "Alternative Rights." Conjunctive Rights will, upon exercise of the related stock option, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (b) the number of shares in respect of which the related option is exercised. Alternative Rights will, upon surrender of the related option with respect to the number of shares as to which such rights are then exercised, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (i) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (ii) the number of shares in respect of which the rights are exercised. The duration of stock appreciation rights granted in connection with a stock option will be coterminous with the duration of the stock option.

    Stock appreciation rights granted independently will, upon their exercise, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the excess of the fair market value per share on the date of exercise of the stock appreciation rights over the fair market value per share on the date of grant of the stock appreciation rights, and (b) the number of shares in respect of which the stock appreciation rights are exercised. Stock appreciation rights granted independently of any stock option will be exercisable for a duration determined by the Compensation Committee, but in no event more than ten years from the date of grant.

    The Compensation Committee may also grant restricted stock awards under the Plan. Restricted stock awards will not be transferable until the restrictions are satisfied, removed or expire, and will bear a legend to that effect. The Compensation Committee may impose such other conditions as it deems advisable on any restricted shares granted to or purchased pursuant to a restricted stock award made under the Plan.

    Awards granted under the Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the award in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Incentive Plan or to any outstanding award as it shall deem appropriate to prevent dilution or enlargement of rights.

    The Company shall obtain such consideration for granting options under the Stock Incentive Plan as the Compensation Committee in its discretion may request.

    Each award may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.

    No award may be granted under the Stock Incentive Plan after the day preceding the tenth anniversary of the adoption of the Stock Incentive Plan.

    The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Incentive Plan and may, with the consent of the affected holder of an outstanding award, at any time withdraw or amend the terms and conditions of outstanding awards. Any amendment which would increase the number of shares issuable pursuant to the Stock Incentive Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the shareholders of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors established a compensation committee in April 1998. Prior to such time, decisions concerning executive compensation were made by the Board of Directors, including Messrs. Giussani, Chaskin and Seefried, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. See "--Committees of the Board of Directors."

    None of the executive officers of the Company currently serve on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LOANS AND ADVANCES TO EXECUTIVE OFFICERS

    Between December 26, 1995 and July 15, 1997, the Company loaned an aggregate of $127,000 to Luca Giussani, its Chief Executive Officer. The loans were evidenced by unsecured notes bearing interest at 7.65% per annum. In addition, the Company made cash advances totaling $4,749 on behalf of Mr. Giussani during this period. At December 31, 1997, Mr. Giussani had an outstanding balance to the Company of $387.

    During fiscal 1995, 416.67 Class C shares were issued to Jeffrey Chaskin, the Company's Chief Operating Officer, in exchange for a $18,750 promissory note bearing interest at 7.65% per annum, due March 1, 1997. Mr. Chaskin's 541.67 Class C shares were pledged as security for the note. On February 21, 1997, this loan was converted to an unsecured note bearing interest at 7.65% per annum, payable by February 21, 1998. Mr. Chaskin repaid the loan in full on December 19, 1997.

BONUSES PAID TO EXECUTIVE OFFICERS

    Pursuant to the employment agreements effective January 1, 1998, all bonuses, including any advance payments, paid to Messrs. Giussani and Chaskin through December 1997 comprise the entire bonus to which each is entitled in respect of the 1998 fiscal year. They also waive any other claims for compensation from the Company accruing prior to January 1, 1998. Messrs. Giussani and Chaskin each received $225,779 in bonuses under these agreements for the nine months ended December 31, 1997. See "Management-- Employment Agreements."

TERM LOANS AND GUARANTEE BY CHIEF EXECUTIVE OFFICER

    During 1993, the Company entered into two term loan agreements with Citibank-Zurich providing for an aggregate loan amount of $730,000. The due dates of the two loans were May 20, 1996 and November 11, 1996, respectively. During 1995 and through April 1996, the Company repaid a total of $250,000 on the term loans. In June 1996, the Company replaced the two existing term loans with a new term loan with the same lender in the amount of $500,000 due August 31, 1998. Subsequent to December 31, 1997 the Company repaid the remaining balance of $85,000 and terminated the loan agreement.

    Luca Giussani, the Company's Chief Executive Officer provided security for these term loans by pledging money-market accounts equal to 100% of the outstanding loan balances.

AGREEMENTS WITH RISPOLI

    On November 1, 1995, the Company entered into a one-year consulting agreement with Ben Rispoli, a minority shareholder of the Company. The agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. Pursuant to the agreement Mr. Rispoli will provide consulting services to assist the Company's marketing efforts for a monthly retainer of $11,250, plus reimbursement of reasonable travel expenses.

    On January 20, 1998, Messrs. Giussani, Rispoli and the Company entered into an agreement (the "January Agreement"). The January Agreement resolved the matter of Mr. Rispoli's beneficial interest in the Company's securities held in a fiduciary capacity by Fincogest, S.A. ("Fincogest"). Fincogest is a nominee Swiss entity that holds record title for the Company's securities beneficially owned by Mr. Giussani as well as Mr. Rispoli. Mr. Rispoli had a beneficial interest in the securities held by Fincogest since the Company's inception. The January Agreement resolves that Mr. Rispoli beneficially owns 8.3% of the Common Stock held by Fincogest, and that Mr. Giussani beneficially owns the remaining 91.7% of the Common Stock and all of the Series A Preferred Stock. The January Agreement also extends Mr. Rispoli's consulting agreement to December 31, 1998 and provides that the consulting agreement cannot be terminated except for "cause" and modifies the agreement to include an additional payment of $15,000 upon consummation of an initial public offering of the Company's securities during the term of the consulting agreement.

    Between December 21, 1995 and June 26, 1996, the Company loaned $65,000 in the aggregate to Ben Rispoli. The notes are unsecured and bear interest at the rate of 7.65% per annum. Beginning in September of 1997, the consultant's monthly retainer is being offset by the Company against the consultant's outstanding loan balance and accrued interest. At December 31, 1997 the outstanding loan balance and accrued interest was $28,894. At March 31, 1998, all amounts due to the Company by the consultant have been offset against the consultant's retainer.

                     PRINCIPAL AND REGISTERING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock in the Offering, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) the Registering Shareholders; (iii) each of the Company's directors; (iv) each of the executive officers named in the Summary Compensation Table; and (v) all directors and executive officers of the Company as a group. The address of each person listed below is 440 Sawgrass Corporate Parkway, Suite 112, Sunrise, Florida 33325, unless otherwise indicated.

                                        SHARES BENEFICIALLY        SHARES         SHARES BENEFICIALLY
                                               OWNED                TO BE           OWNED AFTER THE
                                      BEFORE THE OFFERING(1)       SOLD IN            OFFERING(1)
                                      -----------------------        THE        -----------------------
NAME OF BENEFICIAL OWNER                NUMBER      PERCENT      OFFERING(2)      NUMBER      PERCENT
------------------------------------  ----------  -----------  ---------------  ----------  -----------
Luca M. Giussani (2)(3)(4)..........   4,200,000(6)       80.6%           --     4,200,000(6)       62.5%
Ben Christian Rispoli (3)...........     375,000         7.2%            --        375,000         5.6%
Jeffrey R. Chaskin (2)..............     575,000(6)       11.0%           --       575,000(6)        8.6%
Johannes S. Seefried................      50,000(7)         (9)           --        50,000(7)         (9)
Gregory J. Koutoulas (11)...........          --          --             --             --          --
Richard McEwan (5)..................          --          --             --             --          --
William Newport.....................       7,500(8)         (9)           --         7,500(8)         (9)
Kenneth L. Garrett..................       5,000 10)         (9)           --        5,000 10)         (9)
All Executive Officers
  and Directors as a Group
  (7 Persons).......................   4,837,500          10)      100.0%           --  4,837,500          10)       72.0%

------------------------

(1) The number of shares beneficially owned before the Offering is based on 5,000,000 shares of Common Stock outstanding prior to the Offering. The number of shares beneficially owned after the Offering is based on 6,500,000 shares of Common Stock outstanding and gives effect to options exercisable within the next sixty days. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) The shares of Common Stock owned by the Registering Shareholders and registered in this Offering are subject to a holdback agreement with the Representative and may not be sold without the Representative's consent until 12 months after the date of the Prospectus.

(3) Held by Fincogest S.A., a Swiss nominee entity, whose holdings of Common Stock are beneficially owned by Mr. Giussani (91.7%) and Ben Christian Rispoli (8.3%). Each of Mr. Giussani and Mr. Rispoli has sole voting and investment power with respect to his shares of Common Stock.

(4) Fincogest, S.A. also owns 100% of the outstanding shares of Series A Preferred Stock of the Company, all of which are beneficially owned by Mr. Giussani, who holds sole voting and investment power with respect to the Series A Preferred Stock.

(5) Excludes 10-year options to purchase 100,000 shares of Common Stock to be granted to Mr. McEwan, one-half vesting 1 year after the Offering, and one-half vesting on August 31, 1999.

(6) Includes 10-year options to purchase 75,000 shares of Common Stock that vest at the time of the Offering.

(7) Includes 10-year options to purchase 50,000 shares of Common Stock that vest at the time of the Offering.

(8) Includes 10-year options to purchase 7,500 shares of Common Stock that vest at the time of the Offering.

(9) Less than 1%.

(10) Includes 10-year options to purchase 5,000 shares of Common Stock that vest at the time of the Offering.

(11) Excludes 10-year options to purchase 20,000 shares of Common Stock that vest 1 year after the Offering.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is subject to the Florida Business Corporation Act ("FBCA") and to provisions contained in the Company's Amended and Restated Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

    Upon completion of this Offering, the authorized capital stock of the Company will consist of 1,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"), of which 1,000 shares of Series A Preferred Stock will be issued and outstanding, and 20,000,000 shares of Common Stock, par value $.01 per share, 6,500,000 shares of which will be issued and outstanding (6,725,000 shares if the Underwriters' Over-Allotment Option is exercised in full).

COMMON STOCK

    Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, holders of outstanding shares of Common Stock will be entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company.

    In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock. See "--Preferred Stock."

    The holders of Common Stock will be entitled to vote cumulatively for the election of those members of the Board of Directors which may be elected by the holders of such stock.

    The Common Stock presently outstanding is, and the shares of Common Stock offered and sold hereby will be, fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue Preferred Stock from time to time in one or more series, without shareholder approval, and with respect to each series to determine (subject to limitations prescribed by law): (1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, for shares of each series, (7) the provision of a sinking fund, if any, for each series and (8) generally any other rights and privileges not in conflict with the Amended and Restated Articles of Incorporation for each series and any qualifications, limitations or restrictions thereof.

    SERIES A PREFERRED STOCK. Upon consummation of the Offering, the Company will have authorized one class of Series A Preferred Stock, consisting of 1,000 shares, all of which will be issued and outstanding and owned by the Company's principal shareholder. The Series A Preferred Stock will have the exclusive right to elect one less than a majority of the members of the Board of Directors, and is entitled to a $1.00 per share liquidation preference over the Common Stock. Other than with respect to payment of this liquidation preference, the Series A Preferred Stock will not share in liquidation payments. The Series A Preferred Stock will not participate in dividends and will not be redeemable or convertible into Common

Stock. The holders of 66 2/3 of the outstanding Series A Preferred Stock must consent to the creation or issuance of any class or series of Preferred Stock that has greater or equal voting rights with respect to election of Directors as the Series A Preferred Stock.

OPTIONS

    Prior to the date of this Prospectus, the Company granted options to purchase up to 634,000 shares of Common Stock, at exercise prices equal to the Offering Price, pursuant to the provisions of the Company's Stock Incentive Plan. See "Management--Stock Incentive Plan." The Compensation Committee of the Board of Directors may authorize the issuance of additional options under the Stock Incentive Plan after consummation of this Offering. The Company intends to file a registration statement on Form S-8 under the Securities Act to register these shares. See "Shares Eligible for Future Sale."

REPRESENTATIVE'S WARRANTS

    At the closing of this Offering, the Company will sell to the Representative for an aggregate purchase price of $150, the Representative's Warrants to purchase 150,000 shares of Common Stock at a price equal to 160% of the Offering Price.

    The Representative's Warrants will contain anti-dilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five (5) years from the date of this Prospectus). See "Underwriting."

VOTING RIGHTS

    Shareholders are entitled to one vote for each share of Common Stock held of record. Holders of Common Stock will vote cumulatively for the election of Directors. The holders of Series A Preferred Stock, voting as a separate class, will be entitled to elect two (2) of the five (5) members of the Board of Directors, and one less than a numerical majority of any expanded Board of Directors.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS AND CERTAIN STATUTORY PROVISIONS

    Certain provisions in the Amended and Restated Articles of Incorporation, the Bylaws and the FBCA could have the effect of delaying, deferring or preventing changes in control of the Company.

    The Company's Amended and Restated Articles of Incorporation contain certain provisions that could discourage potential takeover attempts and impede attempts by shareholders to change management. The Amended and Restated Articles of Incorporation provide for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first, second and third classes of the Board of Directors expire in 1998, 1999 and 2000, respectively. The Company's Amended and Restated Articles of Incorporation provide that no director may be removed except for cause and by the vote of not less than 66 2/3% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Amended and Restated Articles of Incorporation permit the Board of Directors to create new directorships, and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 66 2/3% of the total outstanding voting power of the securities of the Company then entitled to vote in the election of directors is required to amend the foregoing provisions of the Amended and Restated Articles of Incorporation.

    The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company to engage in a wide range of specified transactions (including mergers, asset sales, and other affiliated transactions) between such company and such shareholder or a person or entity controlled by or controlling such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article NINTH of the Company's Amended and Restated Articles of Incorporation provides that, to the full extent permitted by the FBCA, directors shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders.

    The Company's Amended and Restated Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the FBCA.

    The Company maintains directors' and officers' liability insurance which is intended to provide the Company's directors and officers protection from personal liability in addition to the protection provided by the Company's Amended and Restated Articles of Incorporation and Bylaws as described above.

TRANSFER AGENT

    The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

DESCRIPTION

    Upon completion of the Offering, the Company will have outstanding 6,500,000 shares of Common Stock (assuming no exercise of the Over-Allotment Option). The 1,500,000 shares of Common Stock to be sold in the Offering, and any of the 225,000 shares that may be sold upon exercise of the Underwriters' Over-Allotment Option, will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 5,000,000 outstanding shares (all such shares being referred to herein as the "Existing Shareholders Shares") will be held by the Company's Existing Shareholders. The Existing Shareholders Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act. The Registering Shareholders are registering 200,000 of the Existing Shareholders Shares (120,000 shares beneficially owned by Mr. Giussani and 80,000 shares owned by Mr. Chaskin) pursuant to the registration statement of which this prospectus forms a part, but such shares are subject to a holdback agreement with the Representative and may not be sold or otherwise disposed of without the Representative's consent until after 12 months after the date of the Prospectus.

    As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in a transaction not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the date the restricted securities were acquired from the Company or an affiliate of the Company, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell in broker's transactions or to market makers within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the share's average weekly trading volume during the four calendar weeks preceding the date the Notice of Sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the one-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares without regard to the volume limitation and other conditions of Rule 144.

    The Company has reserved 1,000,000 shares of its Common Stock for issuance under the Stock Incentive Plan. All of the shares issued as the result of any grants under the foregoing plan shall also be restricted securities unless the Company files a registration statement on Form S-8 under the Securities Act relating to the issuance of such shares. The Company currently intends to register the shares of Common Stock reserved for issuance under the Stock Incentive Plan. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under the Stock Incentive Plan will become freely tradable at the effective date of the registration statement on Form S-8. However, such shares will not be transferable without the consent of the Representative for 12 months after the date of this Prospectus.

    Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market prices of the Common Stock prevailing from time to time and could impair the Company's ability to raise capital through an offering of its equity securities.

SALES BY REGISTERING SHAREHOLDERS

    The Company has been advised by the Registering Shareholders that such holders may, from time to time, sell some or all of the shares registered for such shareholders, following the expiration of the 12 month holdback period to which their shares are subject. See "Principal and Registering Shareholders." The Company is not aware of any current intention or agreement, written or oral, on the part of the Registering Shareholders to sell any of their shares of Common Stock through underwriters, brokers, dealers or agents.

    The Registering Shareholders (after expiration of the holdback period), may sell the shares of Common Stock to one or more underwriters for public offering and sale by them, to investors directly or to agents that solicit or receive offers on behalf of Registering Shareholders, or to dealers or through a combination of any such method of sale.

    The shares of Common Stock may be distributed in one or more transactions from time to time at a fixed price or prices (which may be changed from time to time) in market prices prevailing at the time of sale, at prices based upon such prevailing market prices or at negotiated prices. The Registering Shareholders also may, from time to time, authorize agents to act on a best efforts or other basis to solicit or receive offers to purchase shares of Common Stock.

    Any underwriting commission paid by the Company or Registering Shareholders to underwriters or agents in connection with the offering of the shares of Common Stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in a Prospectus. Underwriters, dealers and agents participating in the distribution of shares of Common Stock (including agents only soliciting or receiving offers to purchase shares on behalf of the Company) may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, for whom Joseph Charles & Associates, Inc. is acting as Representative, and the Underwriters have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names.

                                                                              NUMBER OF SHARES
UNDERWRITERS                                                                  TO BE PURCHASED
----------------------------------------------------------------------------  ----------------
Joseph Charles & Associates, Inc. ..........................................          700,000
Cohig & Associates, Inc.....................................................          300,000
Kashner Davidson Securities Corporation.....................................          300,000
J.W. Barclay & Co., Inc.....................................................          100,000
Chatfield Dean & Co.........................................................          100,000
                                                                              ----------------
  Total.....................................................................        1,500,000
                                                                              ----------------

    The shares of Common Stock are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are committed to purchase all of the shares offered hereby, if any are purchased. The Representative has informed the Company that it does not expect sales of any shares to be made to any account over which the Underwriters have discretionary authority.

    The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the Offering Price set forth on the cover page of this Prospectus, and to selected dealers at that price, less a concession of not more than $.38 per share. After the Offering, the price to the public of the shares may be changed.

    The Company has granted the Representative an option, exercisable during the 45-day period following the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the Offering Price, less the underwriting discounts and commissions. The Representative may exercise such option only for the purpose of covering any over-allotments incurred in connection with the sale of the shares offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company has agreed to pay the Representative a non-accountable expense allowance of 3% of the gross proceeds from the sale of the shares of Common Stock by the Company, against which $50,000 has heretofore been paid. In addition to the Underwriter's discounts and commissions and the non-accountable expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing, road show and other costs in connection with the Offering.

    The Company has agreed to retain the Representative as a financial consultant for a period of two years from the date of this Prospectus for a fee of $3,000 per month which shall be paid in full at the closing of the Offering.

    The Company has also agreed, for a period of two (2) years from the date of this Prospectus, at the option of the Representative, to nominate a designee of the Representative as a non-voting advisor to the Company's Board of Directors, this designee will be entitled to 10-year options to purchase 4,000 shares of Common Stock at its fair market value at the time of grant for each year of service in such capacity, and to compensation of $2,000 per meeting attended in person, $500 per meeting attended by conference call and reimbursement of expenses for attendance at Board Meetings. The Representative has not yet exercised its right to designate such a person.

    At the closing of this Offering, the Company will sell and deliver to the Representative for an aggregate purchase price of $150, the Representative's Warrants to purchase 150,000 shares of Common Stock at a price equal to 160% of the Offering Price.

    The Representative's Warrants will contain anti-dilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five (5) years from the date of this Prospectus). The Representative's Warrants will be exercisable during the four (4) year period commencing one (1) year after the date of this Prospectus. To the extent that the Representative's Warrants are exercised, dilution of the interests of the Company's shareholders will occur. Further, the terms on which the Company will be able to obtain additional equity capital may be adversely affected, since the holders of the Representative's Warrants can be expected to exercise them at any time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Representative's Warrants. Any profit realized by the Representative on the sale of the Representative's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation.

    Except in connection with acquisitions, the issuance of up to 1,000,000 shares of Common Stock issuable under the Stock Incentive Plan, or, with the consent of the Representative, warrants issued in connection with a debt offering intended to fund acquisitions the Company has agreed, for a period of twelve (12) months from the closing of this Offering, that it will not issue, sell or purchase any shares of Common Stock or Preferred Stock or issue warrants or options or other equity securities of the Company without the prior written consent of the Representative. In addition, the officers, directors and principal shareholders of the Company have agreed that they will not offer, sell, contract to sell, transfer, assign, contract to assign, gift, grant any option or warrant to purchase, or right to acquire, announce an intention to sell, pledge, exchange, contract to exchange or otherwise dispose of or contract to dispose of, directly or indirectly any shares of Common Stock or Preferred Stock of the Company owned by them for a period of at least twelve (12) months from the closing of this Offering without the prior written consent of the Representative except for transfers among existing shareholders and gifts to their children or trusts for their children provided such persons agree to be bound by the foregoing restrictions. The Representative may, in its discretion, and without notice to the public, waive such restrictions and permit holders otherwise agreeing to restrict their shares to sell any or all of their shares. See "Shares Eligible for Future Sale."

    Prior to the Offering there has been no public trading market for the Common Stock. Consequently, the Offering Price of the shares of Common Stock was determined by negotiation between the Company and the Representative. Among the factors considered in determining the Offering Price of the shares of Common Stock were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market.

    Certain persons participating in the Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchases, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Representatives to reclaim a selling concession from a syndicate member in connection with the offering when Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Stroock & Stroock & Lavan LLP, Miami, Florida, will pass upon the validity of the Common Stock offered hereby for the Company. De Martino Finkelstein Rosen & Virga, Washington, D.C., will pass upon certain legal matters in connection with the Offering for the Representative.

                                    EXPERTS

    The financial statements of Ursus Telecom Corporation at March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

    The Registration Statement, including exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. In addition, registration statements and certain other filings made by the Commission through its Electronic Data Gathering and Retrieval ("EDGAR") systems are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

                            REPORTS TO SHAREHOLDERS

    After the Offering, the Company intends to furnish its shareholders with annual reports containing audited financial statements and a report thereon by independent certified public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                               GLOSSARY OF TERMS

    ACCOUNTING OR SETTLEMENT RATE--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

    CALL REORIGINATION (ALSO KNOWN AS "CALLBACK")-- A form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated call reorigination. The call reorigination then provides the user with a dial tone which enables the user to initiate and complete a call.

    CAGR--Compound Annual Growth Rate.

    CALL-THROUGH--The provision of international long distance service through conventional long distance or "transparent" call reorigination.

    CLEC--Competitive Local Exchange Carrier.

    CUG (CLOSED USER GROUP)--A group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access would otherwise be denied to them as individuals.

    DIRECT ACCESS--A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

    DIAL-UP ACCESS--A form of service whereby access to a network is obtained by dialing an international toll-free number or a local access number.

    EUROPEAN UNION OR EU--Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom.

    FACILITIES-BASED CARRIER--A carrier which transmits a significant portion of its traffic over owned transmission facilities.

    FCPA--Foreign Corrupt Practices Act.

    FIBER-OPTIC--A transmission medium consisting of high-grade glass fiber through which light beams are transmitted carrying a high volume of telecommunications traffic.

    IPLC (INTERNATIONAL PRIVATE LINE CIRCUITS)--Point-to-point permanent connections which can carry voice and data. IPLCs are owned and maintained by ITOs or third party resellers.

    INTERNET PROTOCOL (IP)--A class of product that uses data and/or voice transmission over the Internet/ Intranet.

    IDD--International Direct Dial.

    ISDN (INTEGRATED SERVICE DIGITAL NETWORK)--A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

    ISP--International Settlements Policy. The ISP establishes the permissible arrangements between facilities-based carriers based in the U.S. and their foreign counterparts for terminating each other's traffic over their respective networks.

    IRU--Indefeasible Right of Use.

    ISR (INTERNATIONAL SIMPLE RESALE)--The use of international leased lines for the resale of switched telephony services to the public, by passing the current system of accounting rates.

    ITO (INCUMBENT TELECOMMUNICATIONS OPERATOR)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected (alternatively referred to as the Postal, Telephone and Telegraph Company, or PTT).

    ITU--International Telecommunications Union--International
Telecommunications Association headquartered in Geneva, Switzerland.

    LCR--Least Cost Routing.

    LEC (LOCAL EXCHANGE CARRIER)--Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

    LOCAL CONNECTIVITY--Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

    LOCAL EXCHANGE--A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

    NODE--A specially configured multiplexer which provides the interface between the local PSTN where the node is located and a switch. A node collects and concentrates call traffic from its local area and transfers it to a switch via private line for call processing. Nodes permit a carrier to extend its network into new geographic locations by accessing the local PSTN without requiring the deployment of a switch.

    OPERATING AGREEMENTS--An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

    PBX (PUBLIC BRANCH EXCHANGE)--Switching equipment that allows connection of a private extension telephone to the PSTN or to a Private Line.

    POPS--Points of Presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Network through a local telephone call.

    PSCS--Public Service Commissions.

    PRIVATE LINE--A dedicated telecommunications connection between end user locations.

    PSTN (PUBLIC SWITCHED TELEPHONE NETWORK)--A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

    REFILE--Traffic originating from one country (original country) and destined to another country (receiving country) is routed through a third country without the knowledge of the receiving country. The receiving country has only identified the third country and assumes the traffic originated from the third country only.

    RESALE--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

    SWITCHING FACILITY--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    TRANSIT--Traffic originating from one country and destined to another country is routed through a third country with the full knowledge and consent of all countries and carriers concerned.

    TRANSPARENT CALL REORIGINATION--Technical innovations have enabled telecommunications carriers to offer a "transparent" form of call reorigination without the usual "hang up" and "callback" whereby the call is automatically and swiftly processed by a programmed switch.

    VALUE-ADDED TAX (VAT)--A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

    VOICE TELEPHONY--A term used by the EU, defined as the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination points.

    WTO--World Trade Organization (based in Geneva, Switzerland).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Certified Public Accountants.........................................................         F-2

Balance Sheets as of March 31, 1996 and 1997 and December 31, 1997 (unaudited).............................         F-3

Statements of Income for the fiscal years ended March 31, 1995, 1996 and 1997 and the nine months ended
  December 31, 1996 and 1997 (unaudited)...................................................................         F-4

Statement of Shareholders' Equity (Capital Deficiency) for the fiscal years ended March 31, 1995, 1996 and
  1997 and the nine months ended December 31, 1996 and 1997 (unaudited)....................................         F-5

Statements of Cash Flows for the fiscal years ended March 31, 1995, 1996 and 1997 and the nine months ended
  December 31, 1996 and 1997 (unaudited)...................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ursus Telecom Corporation

We have audited the accompanying balance sheets of Ursus Telecom Corporation as of March 31, 1996 and 1997, and the related statements of income, shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ursus Telecom Corporation at March 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Miami, Florida
August 15, 1997

                           URSUS TELECOM CORPORATION

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   SHAREHOLDERS'
                                                                                                     EQUITY AT
                                                                    MARCH 31,                      DECEMBER 31,
                                                               --------------------  DECEMBER 31,      1997
                                                                 1996       1997         1997        (NOTE 2)
                                                               ---------  ---------  ------------  -------------
                                                                                     (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................................  $ 476,916  $ 740,765   $  679,148
  Accounts receivable, net...................................  1,735,437  3,378,886    4,791,042
  Advances and notes receivable--related parties.............    122,668    185,694       33,851
  Prepaid expenses...........................................     18,415     51,570       53,768
  Other current assets.......................................     --         38,716       41,293
  Income taxes receivable....................................     --        161,430       --

  Deferred taxes.............................................      9,652      9,076       47,414
                                                               ---------  ---------  ------------
      Total current assets...................................  2,363,088  4,566,137    5,646,516

Equipment, net...............................................    360,733    587,368      786,112
Deferred taxes...............................................     33,328     17,373        7,430
Deposit on acquisition.......................................     --         --          321,059
Deferred costs of public offering............................     --         --          207,531
Other assets, net............................................     39,734     72,508       73,751
                                                               ---------  ---------  ------------
      Total assets...........................................  $2,796,883 $5,243,386  $7,042,399
                                                               ---------  ---------  ------------
                                                               ---------  ---------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................  $1,446,194 2,714,789   $3,834,940
  Accrued expenses...........................................     22,783     38,660       70,991
  Current portion of long-term debt..........................     --         --           85,000
  Customer advances..........................................     --         --           30,000
  Income taxes payable.......................................     26,278     74,146       39,782
  Commissions payable........................................     28,654     85,516       75,321
  Deferred revenue...........................................      9,314      7,006       68,510

  Deferred promotional discounts.............................     18,567     --           --
                                                               ---------  ---------  ------------
      Total current liabilities..............................  1,551,790  2,920,117    4,204,544

Deferred taxes...............................................     56,164     36,834       67,186
Long-term debt...............................................    580,000    425,000       --

Shareholders' equity:
  Preferred stock $.01 par value, 1,000,000 shares
    authorized;
    1,000 shares outstanding on a pro forma basis............     --         --           --        $        10
  Common stock, $.01 par value; 20,000,000 shares authorized;
    5,000,000 issued and outstanding on a pro forma basis....     --         --           --             50,000
  Common stock--Class A: $50 par value; 500 shares
    authorized, issued and outstanding.......................     25,000     25,000       25,000        --
  Common stock--Class B: $50 par value; 15,500 shares
    authorized, 3,500 shares issued and outstanding..........    175,000    175,000      175,000        --
  Common stock--Class C: $50 par value; 4,000 shares
    authorized, 1,416.67 shares issued and outstanding, net
    of discount of $2,084....................................     68,750     68,750       68,750        --
  Stock subscription receivable..............................    (18,750)   (18,750)      --            --
  Additional paid-in capital.................................     --         --           --            218,740
  Retained earnings..........................................    358,929  1,611,435    2,501,919      2,501,919
                                                               ---------  ---------  ------------  -------------
      Total shareholders' equity.............................    608,929  1,861,435    2,770,669    $ 2,770,669
                                                               ---------  ---------  ------------
      Total liabilities and shareholders' equity.............  $2,796,883 $5,243,386  $7,042,399
                                                               ---------  ---------  ------------
                                                               ---------  ---------  ------------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                              STATEMENTS OF INCOME

                                                                                         NINE MONTHS ENDED
                                                   YEAR ENDED MARCH 31,                     DECEMBER 31,
                                        ------------------------------------------  ----------------------------
                                            1995          1996           1997           1996           1997
                                        ------------  -------------  -------------  -------------  -------------
                                                                                     (UNAUDITED)    (UNAUDITED)
Revenues:
  Retail..............................  $  6,290,512  $  13,228,074  $  20,523,019  $  14,987,729  $  18,420,864
  Wholesale...........................       --            --              315,408       --            2,608,249
                                        ------------  -------------  -------------  -------------  -------------
      Total revenues..................     6,290,512     13,228,074     20,838,427     14,987,729     21,029,113

Cost of revenues:
  Retail..............................     3,746,542      7,675,370     12,031,794      8,575,407     11,376,834
  Wholesale...........................       --            --              163,878       --            2,411,921
                                        ------------  -------------  -------------  -------------  -------------
Total cost of revenues................     3,746,542      7,675,370     12,195,672      8,575,407     13,788,755
                                        ------------  -------------  -------------  -------------  -------------
Gross profit..........................     2,543,970      5,552,704      8,642,755      6,412,322      7,240,358

Operating expenses:
  Commissions.........................     1,224,975      2,429,830      3,766,235      2,766,212      3,202,016
  Selling, general and administrative
    expenses..........................     1,088,184      1,659,591      2,746,379      2,071,075      2,490,506
  Depreciation and amortization.......        72,285         94,415        126,292         86,556        133,429
                                        ------------  -------------  -------------  -------------  -------------
      Total operating expenses........     2,385,444      4,183,836      6,638,906      4,923,843      5,825,951
                                        ------------  -------------  -------------  -------------  -------------
Operating income......................       158,526      1,368,868      2,003,849      1,488,479      1,414,407

Other income (expense):
  Interest expense....................       (61,221)       (59,353)       (39,363)       (30,164)       (19,691)
  Interest income.....................         1,099          5,089         16,271          9,136         22,443
  Gain (loss) on sale of equipment....       --            --                9,644         (1,922)        10,584
                                        ------------  -------------  -------------  -------------  -------------
                                             (60,122)       (54,264)       (13,448)       (22,950)        13,336
                                        ------------  -------------  -------------  -------------  -------------

Income before provision (benefit) for
  income taxes........................        98,404      1,314,604      1,990,401      1,465,529      1,427,743
  Provision (benefit) for income
    taxes.............................      (283,631)       524,553        737,895        555,881        537,259
                                        ------------  -------------  -------------  -------------  -------------
Net income............................  $    382,035  $     790,051  $   1,252,506  $     909,648  $     890,484
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------
Pro forma net income per common
  share-basic and dilutive............  $        .08  $         .16  $         .25  $         .18  $         .18
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------
Pro forma weighted average shares
  outstanding.........................     4,869,335      5,000,000      5,000,000      5,000,000      5,000,000
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

            STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                                                                                  RETAINED
                                                          COMMON STOCK               STOCK        EARNING
                                                --------------------------------  SUBSCRIPTION  (ACCUMULATED
                                                 CLASS A    CLASS B     CLASS C    RECEIVABLE     DEFICIT)       TOTAL
                                                ---------  ----------  ---------  ------------  ------------  ------------
Balance at April 1, 1994......................  $  25,000  $  175,000  $  50,000   $   --        $ (813,157)  $   (563,157)
  Issuance of common stock....................     --          --         18,750      (18,750)       --            --
  Net income..................................     --          --         --           --           382,035        382,035
                                                ---------  ----------  ---------  ------------  ------------  ------------
Balance at March 31, 1995.....................     25,000     175,000     68,750      (18,750)     (431,122)      (181,122)
  Net income..................................     --          --         --           --           790,051        790,051
                                                ---------  ----------  ---------  ------------  ------------  ------------
Balance at March 31, 1996.....................     25,000     175,000     68,750      (18,750)      358,929        608,929
  Net income..................................     --          --         --           --         1,252,506      1,252,506
                                                ---------  ----------  ---------  ------------  ------------  ------------
Balance at March 31, 1997.....................     25,000     175,000     68,750      (18,750)    1,611,435      1,861,435
  Collection of stock subscription
    receivable................................     --          --         --           18,750        --             18,750
  Net income (unaudited)......................     --          --         --           --           890,484        890,484
                                                ---------  ----------  ---------  ------------  ------------  ------------
Balance at December 31, 1997 (unaudited)......  $  25,000  $  175,000  $  68,750   $   --        $2,501,919   $  2,770,669
                                                ---------  ----------  ---------  ------------  ------------  ------------
                                                ---------  ----------  ---------  ------------  ------------  ------------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                            NINE MONTHS ENDED
                                                             YEAR ENDED MARCH 31,              DECEMBER 31,
                                                       --------------------------------  ------------------------
                                                         1995       1996        1997        1996         1997
                                                       ---------  ---------  ----------  -----------  -----------
                                                                                         (UNAUDITED)  (UNAUDITED)
                                                                                         -----------  -----------
OPERATING ACTIVITIES
Net income...........................................  $ 382,035  $ 790,051  $1,252,506   $ 909,648    $ 890,484
Adjustments to reconcile net income to net cash
provided by operating activities:
    Depreciation and amortization....................     72,285     94,415     126,292      86,556      133,429
    (Gain) loss on sale of equipment.................     --                     (9,644)      1,922      (10,584)
    Deferred income taxes............................   (283,631)   296,815      (2,799)     (3,992)       1,957
    Changes in operating assets and liabilities:
      Accounts receivable............................   (586,134)  (933,681) (1,643,449)   (949,263)  (1,412,156)
      Income taxes receivable........................     --         --        (161,430)     (9,663)     161,430
      Prepaid expenses...............................     (8,859)    (4,499)    (33,155)    (86,685)      (2,198)
      Other current assets...........................     --         --         (38,716)    (12,000)      (2,577)
      Accounts payable...............................    666,554    482,538   1,268,595     631,963    1,120,151
      Accrued expenses...............................    (34,565)   (20,473)     15,877      55,452       32,331
      Advances from customers........................     --         --          --          --           30,000
      Income taxes payable...........................     18,053      8,225      47,868      36,076      (34,364)
      Commissions payable............................     22,156     (2,435)     56,862      38,884      (10,195)
      Deferred revenue...............................     --          9,314      (2,308)     --           61,504
      Deferred discounts.............................    (18,635)   (47,798)    (18,567)    (18,567)      --
                                                       ---------  ---------  ----------  -----------  -----------
Net cash provided by operating activities............    229,259    672,472     857,932     680,331      959,212

INVESTING ACTIVITIES
Deposit on acquisition...............................     --         --          --          --         (321,059)
Purchase of equipment................................   (143,389)   (93,646)   (352,081)   (204,751)    (320,690)
Sale of equipment....................................     --         --          10,000      10,000       --
Advances to related parties..........................     --       (122,668)    (63,026)    (65,393)     151,843
Increase in other assets.............................    (29,125)    (6,152)    (33,976)    (23,955)      (2,142)
                                                       ---------  ---------  ----------  -----------  -----------
Net cash used in investing activities................   (172,514)  (222,466)   (439,083)   (284,099)    (492,048)

FINANCING ACTIVITIES
Deferred costs of public offering....................     --         --          --          --         (207,531)
Increase in long-term debt...........................     21,000     --          --          --           --
Repayments of long-term debt.........................    (20,000)  (150,000)   (155,000)   (130,000)    (340,000)
Collection of stock subscription receivable..........     --         --          --          --           18,750
Advances repaid to officer...........................    (40,832)    --          --          --           --
                                                       ---------  ---------  ----------  -----------  -----------
Net cash used in financing activities................    (39,832)  (150,000)   (155,000)   (130,000)    (528,781)
                                                       ---------  ---------  ----------  -----------  -----------

Net increase (decrease) in cash and cash
  equivalents........................................     16,913    300,006     263,849     266,232      (61,617)
Cash and cash equivalents at beginning of period.....    159,997    176,910     476,916     476,916      740,765
                                                       ---------  ---------  ----------  -----------  -----------
Cash and cash equivalents at end of period...........  $ 176,910  $ 476,916  $  740,765   $ 743,148    $ 679,148
                                                       ---------  ---------  ----------  -----------  -----------
                                                       ---------  ---------  ----------  -----------  -----------

SUPPLEMENTAL CASH FLOW AND NON-CASH FLOW INFORMATION
      Cash paid for interest.........................  $  64,582  $  58,670  $   38,838   $  30,164    $  22,224
                                                       ---------  ---------  ----------  -----------  -----------
                                                       ---------  ---------  ----------  -----------  -----------
      Cash paid for income taxes.....................  $  --      $ 201,460  $  854,256   $ 433,574    $ 408,236
                                                       ---------  ---------  ----------  -----------  -----------
                                                       ---------  ---------  ----------  -----------  -----------
      Trade-in allowance for used equipment..........  $  --      $  --      $   60,000   $  --        $  67,500
                                                       ---------  ---------  ----------  -----------  -----------
                                                       ---------  ---------  ----------  -----------  -----------
      Stock issued for note receivable...............  $  18,750  $  --      $   --       $  --        $  --
                                                       ---------  ---------  ----------  -----------  -----------
                                                       ---------  ---------  ----------  -----------  -----------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

1. NATURE OF OPERATIONS

    Ursus Telecom Corporation (the "Company") was incorporated in Florida on March 23, 1993. The Company is a provider of international telecommunications services. The Company's revenues are derived from the sale of telecommunications services to retail customers, who are typically small-to medium-sized businesses and travelers; and to wholesale customers, who are typically telecommunications carriers. The Company's retail customers are principally located in South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France, while the wholesale customers are located in the United States. In both the retail and wholesale aspects of its business, the Company extends credit to its customers on an unsecured basis with the risk of loss limited to outstanding amounts.

    The Company markets its services through a worldwide network of independent agents. The Company extends credit to its sales agents on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to its agents. The Company has entered into exclusive agency agreements with all of its current agents. The initial term of the agreements has generally been for a period of five years. Provided that agents are not in default, agents generally have the option of renewing their agreements for two additional terms of three years each by notifying the Company at least six months prior to the agreement's expiration date. See Note 10 -- Significant Customers, and Note 11 -- Concentrations of Credit Risk.

    The Company has historically experienced and expects to continue to experience, a decrease in the use of its services in the months of August and December due to the closing of many businesses for holiday in Europe and the United States during those months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited interim financial statements as of December 31, 1997 and for each of the nine month periods ended December 31, 1996 and 1997 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the Company's operations for the nine months ended December 31, 1996 and 1997 are not necessarily indicative of the results of operations for a full fiscal year.

    PRO FORMA BALANCE SHEET INFORMATION

    Pro forma shareholders' equity reflects the stock split and recapitalization which has been approved by the Company's Board of Directors and was effective upon the filing of the Amended and Restated Articles of Incorporation on February 12, 1998 with the appropriate state agency. See Note 14.

    PRO FORMA NET INCOME PER SHARE

    After the effectiveness of the stock split and recapitalization described above, the Company has a single class of common stock with 5 million shares outstanding and a single class of preferred stock with 1,000 shares outstanding. The preferred shares are not convertible into shares of Common Stock and do not provide for dividends.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Pro forma basic net income per share included on the accompanying statements of income reflect pro forma weighted average common shares outstanding for all periods presented assuming the stock split and recapitalization occurred at the beginning of the earliest year presented.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" effective for periods ending after December 15, 1997. SFAS No. 128 requires a dual presentation, for complex capital structures, of basic and diluted earnings per share ("EPS") on the face of the income statement, and requires a reconciliation of basic EPS factors to diluted EPS factors. The Company adopted SFAS No. 128 in December 1997 with no material impact to the Company's EPS calculation or disclosure information.

    Following is a reconciliation of amounts used in the per share computations:

                                                                      NINE MONTHS ENDED
                                         YEAR ENDED MARCH 31,            DECEMBER 31,
                                    -------------------------------  --------------------
                                      1995       1996       1997       1996       1997
                                    ---------  ---------  ---------  ---------  ---------
Net income--numerator basic
  computation.....................  $ 382,035  $ 790,051  $1,252,506 $ 909,648  $ 890,484
Effect of dilutive
  securities--None                     --         --         --         --         --
                                    ---------  ---------  ---------  ---------  ---------
Net income as adjusted for assumed
  conversion--numerator diluted
  computation.....................  $ 382,035  $ 790,051  $1,252,506 $ 909,648  $ 890,484
                                    ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------
Weighted average shares--
  denominator basic computation...  4,869,335  5,000,000  5,000,000  5,000,000  5,000,000

Effect of dilutive
  securities--None                     --         --         --         --         --
                                    ---------  ---------  ---------  ---------  ---------
Weighted average shares,
  as adjusted--denominator........  4,869,335  5,000,000  5,000,000  5,000,000  5,000,000
                                    ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------
Earnings per share:
    Basic.........................  $    0.08  $    0.16  $    0.25  $    0.18  $    0.18
                                    ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------
    Diluted.......................  $    0.08  $    0.16  $    0.25  $    0.18  $    0.18
                                    ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    EQUIPMENT

    Equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over useful lives ranging from three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SOFTWARE DEVELOPMENT COSTS

    The internal costs incurred to develop or improve software used in the Company's telecommunication switching activities and selling and administrative activities is expensed as incurred. Purchased software is included in equipment and is depreciated using the straight-line method.

    ORGANIZATION COSTS

    Organization costs have been capitalized and are being amortized on a straight-line basis over a five year period.

    REVENUE RECOGNITION

    Revenues from retail telecommunication services are recognized when customer calls are completed. Revenues from wholesale telecommunication services are recognized when the wholesale carrier's customers' calls are completed. Unbilled revenue represents calls that are completed but not invoiced at the balance sheet date. Revenue from the sale of calling cards is deferred and recognized when calling card calls are completed or when the cards expire.

    COST OF REVENUES

    Cost of revenues is based on the direct costs of fixed facilities and the variable cost of transmitting and terminating traffic on other carriers' facilities.

    COMMISSIONS

    Commissions paid to sales agents are based on the traffic generated in their respective territories and are expensed in the period when associated call revenues are recognized.

    DEFERRED PROMOTIONAL DISCOUNTS

    The Company amortizes the benefits of lump sum promotional incentives received, on a straight-line basis, over the periods of the associated contracts. When a contract's annual minimum commitment is reached prior to the end of the contract year, the remainder of the annual discount is recognized.

    ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

    During fiscal 1997, the Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. SFAS 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company, based on current circumstances, does not believe that any long-lived assets are impaired at December 31, 1997.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long term debt approximate fair value due to the short maturity of these items.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NEW ACCOUNTING PRONOUNCEMENTS

    COMPREHENSIVE INCOME: FINANCIAL STATEMENT PRESENTATION

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, COMPREHENSIVE INCOME: FINANCIAL STATEMENT PRESENTATION which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. Statement No. 130 is effective for the Company's fiscal year ending March 31, 1999. The adoption of Statement No. 130 is not expected to have a material effect on the Company's financial statements.

    DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION which requires a Company to disclose segment profit or loss and segment assets. Statement No. 131 is effective for the Company's fiscal year ending March 31, 1998. The adoption of Statement No. 131 will require the Company to upgrade its accounting system in order to accumulate additional segment information.

3. ACCOUNTS RECEIVABLE

    Accounts receivable consists of the following:

                                                             MARCH 31,
                                                     --------------------------  DECEMBER 31,
                                                         1996          1997          1997
                                                     ------------  ------------  ------------
Billed Services....................................  $    985,221  $  2,281,835   $3,320,087
Unbilled Services..................................       761,597     1,112,051    1,566,801
Allowance for doubtful accounts....................       (11,381)      (15,000)     (95,846)
                                                     ------------  ------------  ------------
                                                     $  1,735,437  $  3,378,886   $4,791,042
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

4. EQUIPMENT

    Equipment consists of the following:

                                          ESTIMATED          MARCH 31,
                                           USEFUL     ------------------------  DECEMBER 31,
                                            LIVES        1996         1997          1997
                                         -----------  -----------  -----------  ------------
Switch equipment.......................     7 years   $   380,631  $   459,607   $  504,645
Furniture and fixtures.................     5 years        55,198       65,519       83,539
Computer equipment.....................     3 years        82,879      187,581      360,834
Computer software......................     3 years        37,211       66,260       85,384
Office equipment.......................     5 years        11,070       20,862       20,862
Leasehold improvements.................     7 years       --            61,478      100,206
                                                      -----------  -----------  ------------
                                                          566,989      861,307    1,155,470
Less accumulated depreciation and
  amortization.........................                  (206,256)    (273,939)    (369,358)
                                                      -----------  -----------  ------------
                                                      $   360,733  $   587,368   $  786,112
                                                      -----------  -----------  ------------
                                                      -----------  -----------  ------------

5. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                               MARCH 31,
                                                         ----------------------  DECEMBER 31,
                                                            1996        1997         1997
                                                         ----------  ----------  ------------
Term loan, originally payable May 20, 1996.............  $  330,000  $   --       $   --
Term loan, originally payable November 11, 1996........     250,000      --           --
Term loan, payable August 31, 1998.....................      --         425,000       85,000
                                                         ----------  ----------  ------------
                                                         $  580,000  $  425,000   $   85,000
                                                         ----------  ----------  ------------
                                                         ----------  ----------  ------------

    During 1993, the Company entered into two term loan agreements with its bank aggregating $730,000. The due dates of the loans were May 20, 1996 and November 11, 1996, respectively. Subsequent to March 31, 1996, the Company repaid $80,000 on the term loan which was originally due on May 20, 1996 and, at the same time, replaced the two existing term loans with a new term loan with the same lender in the amount of $500,000. As a result, the two original term loans have been shown as long-term debt in the accompanying balance sheet at March 31, 1996. The due date of the full amount of the new loan, $425,000 at March 31, 1997, is currently August 31, 1998. The loan is secured by money-market accounts pledged by an officer. The note provides for selection of interest periods of one, two, three, six, nine or twelve months at the option of the Company. The Company has elected to pay interest monthly and is charged at a rate of 1.25% over the bank's cost of funds subject to a cap of a 1.75% spread between the loan rate and the rate earned on the money-market account pledged against the loan. The rate in effect at December 31, 1997 was 8.75% (8.437% and 8.3125% at March 31, 1997 and 1996, respectively). See Note 14 -- Subsequent Events.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

6. SHAREHOLDERS' EQUITY

    The Company has been authorized to issue three classes of common stock at a par value of $50. Class A, Class B and Class C shares have the same dividend and liquidation rights. Class A shares carry the sole right to elect the first three directors of the Company, Class B shares are identical to Class A shares except for the right to elect the first three directors, and Class C shares are nonvoting for all purposes.

    The Company has presently authorized one class of Series A Preferred Stock, consisting of 1,000 shares, all of which are issued and outstanding and owned by the Company's principal shareholder. The Series A Preferred Stock has the exclusive right to elect one less than a majority of the members of the Board of Directors, and is entitled to a $1.00 per share liquidation preference over the Common Stock. Other than with respect to payment of this liquidation preference, the Series A Preferred Stock does not share in liquidation payments. The Series A Preferred Stock does not participate in dividends and it is not redeemable or convertible into Common Stock. The holders of 66 2/3 of the outstanding shares of Series A Preferred Stock must consent to the creation or issuance of any class or series of Preferred Stock that has greater or equal voting right with respect to the election of Directors as the Series A Preferred Stock.

    On October 30, 1996, by unanimous written consent of the Board of Directors, distribution of the Company's retained earnings was restricted through April 1, 1997.

7. INCOME TAXES

    The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    The components of the income tax provision (benefit) are as follows:

                                                                            NINE MONTHS
                                         YEAR ENDED MARCH 31,            ENDED DECEMBER 31,
                                  -----------------------------------  ----------------------
                                     1995         1996        1997        1996        1997
                                  -----------  ----------  ----------  ----------  ----------
Current.........................  $   --       $  227,738  $  740,694  $  559,873  $  535,302
Deferred........................     (283,631)    296,815      (2,799)     (3,992)      1,957
                                  -----------  ----------  ----------  ----------  ----------
      Total.....................  $  (283,631) $  524,553  $  737,895  $  555,881  $  537,259
                                  -----------  ----------  ----------  ----------  ----------
                                  -----------  ----------  ----------  ----------  ----------

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

                                                                MARCH 31,
                                                          ----------------------  DECEMBER 31,
                                                             1996        1997         1997
                                                          ----------  ----------  ------------
Deferred tax assets:
Allowance for bad debts.................................  $    4,552  $   --       $   38,338
Accrued expenses........................................       5,100       9,076        9,076
Amortization............................................      33,328      17,373        7,430
                                                          ----------  ----------  ------------
      Total deferred tax assets.........................      42,980      26,449       54,844

Deferred tax liabilities:
Depreciation............................................     (56,164)    (36,834)     (67,186)
                                                          ----------  ----------  ------------
      Total deferred tax liabilities....................     (56,164)    (36,834)     (67,186)
                                                          ----------  ----------  ------------
      Total net deferred tax liabilities................  $  (13,184) $  (10,385)  $  (12,342)
                                                          ----------  ----------  ------------
                                                          ----------  ----------  ------------

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)

    The reconciliation of the effective income tax expense (benefit) to federal statutory rates is as follows:

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                 YEAR ENDED MARCH 31,            DECEMBER 31,
                                            -------------------------------  --------------------
                                              1995       1996       1997       1996       1997
                                            ---------  ---------  ---------  ---------  ---------
Tax at federal statutory rate.............      34.00%     34.00%     34.00%     34.00%     34.00%
State taxes, net of federal benefit.......       3.81       5.65       3.66       3.57       3.66
Nondeductible items.......................       1.65        .27        .24        .15        .01
Change in valuation allowance.............    (330.13)    --         --         --         --
Other.....................................       2.44       (.02)      (.83)      (.49)      (.04)
                                            ---------  ---------  ---------  ---------  ---------
                                              (288.23)%     39.90%     37.07%     37.23%     37.63%
                                            ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------

    SFAS No. 109, ACCOUNTING FOR INCOME TAXES, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 1995, the Company's deferred tax asset valuation allowance was reduced by $324,859 and thereby eliminated.

8. RELATED PARTY TRANSACTIONS

    Advances and notes receivable--related parties consist of the following:

                                                          MARCH 31,           DECEMBER 31,
                                                    ----------------------  -----------------
                                                       1996        1997           1997
                                                    ----------  ----------  -----------------
Note receivable--officer, unsecured, due on
  demand, bearing interest at 7.65% per annum (see
  Note 14)........................................  $   60,000  $  117,000      $  --
Notes Receivable--Minority shareholder............      40,000      65,000         28,895
Cash advances--officer............................      --          --                387
Advances receivable--affiliate, unsecured,
  non-interest bearing............................      22,668       3,694          4,569
                                                    ----------  ----------        -------
                                                    $  122,668  $  185,694      $  33,851
                                                    ----------  ----------        -------
                                                    ----------  ----------        -------

    During fiscal 1995, 416.67 shares of Class C shares were issued to an officer in exchange for a $18,750 promissory note bearing interest at 7.65%, due March 1, 1997, and accordingly, this stock subscription receivable is reflected as a deduction from shareholders' equity at March 31, 1996 and 1997. On December 19, 1997, an officer/minority shareholder repaid a loan of $18,750.

    Bonuses payable to executive officers of $24,601 were included in accrued expenses at March 31, 1995.

    Between December 21, 1995 and June 26, 1996 the Company loaned $65,000 in the aggregate to a minority shareholder. The notes are unsecured and bear interest at the rate of 7.65% per annum.

    On December 23, 1997, the Company's Chief Executive Officer repaid the Company $138,608. The amount repaid consisted of a note for $127,000 plus accrued interest and cash advances totaling $11,608.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

9. COMMITMENTS

    In addition to its facility, the Company leases equipment and vehicles. The approximate annual minimum lease payments under the non-cancelable operating leases, including the facility lease, existing as of December 31, 1997 are:

1998..............................................  $ 100,012
1999..............................................    197,000
2000..............................................    191,019
2001..............................................    176,131
2002..............................................    173,327
Thereafter........................................    102,361
                                                    ---------
                                                    $ 939,850
                                                    ---------
                                                    ---------

    On October 27, 1997, the Company amended the terms of its office lease to extend it through April 30, 2003 at an aggregate monthly base rent of $13,292 per month, subject to a 3% base rent adjustment each year.

    The Company has entered into various contracts which require it to purchase telecommunications services. The approximate minimum purchase commitments under these contracts as of December 31, 1997 is $978,900 (approximately $481,700 in fiscal 1998 and $497,200 in fiscal 1999).

    On March 1, 1993, the Company entered into a ten-year employment agreement with a minority shareholder/chief operating officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits. On July 1, 1994, the Company entered into a ten-year employment agreement with its chief executive officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits.

    For the nine months ended December 31, 1997 bonuses of $451,557 ($366,383 nine months ended December 31, 1996, $501,350--year ended March 31, 1997, $328,651--year ended March 31, 1996, and $24,042--year ended March 31, 1995)
were paid under the employment agreements. See Note 14.

    On November 1, 1995, the Company entered into a one-year consulting agreement with a minority shareholder of the Company. The agreement automatically renews for successive one year terms unless either party provided written notice of nonrenewal. The agreement provides for a monthly retainer of $11,250 plus reimbursement of reasonable travel expenses. See Note 14.

    On September 1, 1997, the Company entered into an employment agreement with its Vice President of Agent Relations for a two-year period providing a base annual salary of $130,000 and a $40,000 one-time sign-up bonus.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

10. SIGNIFICANT CUSTOMERS

    The Company has had a number of significant independent agents. Net revenues from the significant independent agents were in the following percentages of total net revenues:

                                                                                        NINE MONTHS
                                                                                     ENDED DECEMBER 31,
                                                        YEAR ENDED MARCH 31,
                                                   -------------------------------  --------------------
                                                     1995       1996       1997       1996       1997
                                                   ---------  ---------  ---------  ---------  ---------
Customer 1.......................................        19%         --         --         --         --
Customer 2.......................................        21%        12%         --         --         --
Customer 3.......................................        12%        16%        11%        18%        12%
Customer 4.......................................        11%         --         --         --         --
Customer 5.......................................         --        11%        15%        15%        15%
Customer 6.......................................  --.......        11%        19%        17%        28%
Customer 7.......................................         --         --        12%        13%         --
Customer 8.......................................         --         --         --         --        10%

    Accounts receivable as a percentage of total accounts receivable due from the significant independent agents noted above were as follows:

                                                                 MARCH 31,                DECEMBER 31,
                                                     1995          1996         1997          1997
                                                     -----     -------------  ---------  ---------------
                                                                                           (UNAUDITED)
Customer 1......................................          --            --           --            --
Customer 2......................................          --            8%           --            --
Customer 3......................................          --            8%           9%            --
Customer 4......................................          --            --           --            --
Customer 5......................................          --           15%          21%           23%
Customer 6......................................          --           23%          28%           20%
Customer 7......................................          --            --          10%           10%
Customer 8......................................          --            --           --           18%

11. BUSINESS RISKS

    RISKS AND UNCERTAINTIES. The Company's operating results and financial condition may vary in the future depending on a number of factors. The following factors may have a material adverse effect upon the Company's business, results of operations and financial condition.

    ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

    RELIANCE UPON INDEPENDENT AGENTS. The Company provides telecommunications services to customers obtained by independent sales agents that operate under exclusive agent agreements. Although the

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

11. BUSINESS RISKS (CONTINUED)
Company believes that alternate agents could be found, loss of an agent in one of the Company's primary geographical areas would have a negative effect on the Company's operating results (see Note 10).

    LAWS AND REGULATION. A substantial portion of the Company's customers are located in emerging markets with various political, economic, regulatory, customs and other trade factors. The Company is also subject to various laws and regulations of the U.S. Department of Commerce, the U.S. Federal Communications Commission (FCC) and various state Public Service Commissions. Changes in enforcement or interpretation of local laws and regulations are unpredictable and could lead to the Company's inability to retain the appropriate approvals to continue operations in certain markets.

    SOUTH AFRICA REGULATION. The telecommunications regulatory authority in South Africa has ruled that the Company's services are illegal in that country. The Company's agent, as well as agents for certain of the Company's competitors, have filed a lawsuit to stay and reverse the ruling and the regulatory authority has agreed not to prosecute any of the agents in the industry pending final rulings by the South African courts. The Company is unable to predict the ultimate outcome of that decision. The Company's customers in South Africa represented approximately 18.7% of the Company's revenues in fiscal 1997.

    SERVICES IN THE BAHAMAS. Additionally, during fiscal 1998 the Bahamas Telephone Company (Batelco), which is owned and operated by the local governmental authority, has taken certain actions to block the Company's ability to offer services to customers in that country. The Company is currently working with the FCC and the U.S. Embassy in the Bahamas to restore the Company's ability to provide services although the Company is unable to predict the ultimate outcome of this matter. The Company's customers in the Bahamas represented approximately 5.8% of the Company's revenues in fiscal 1997.

    UNINSURED CASH BALANCES. At December 31, 1997, the Company had $572,152 ($632,508--March 31, 1997, $334,060--March 31, 1996 and $475,658--March 31,
1995) in cash and cash equivalents that were not federally insured.

    RELIANCE ON SUPPLIERS. A majority of the Company's transmission and switching facilities are provided by two telecommunications carriers. Approximately $3,744,000 was owed to these companies at December 31, 1997 ($2,590,000--March 31, 1997 and $1,433,000--March 31, 1996). Under the terms of the supplier agreements, the Company purchases long distance service at certain per-minute rates, which vary based on the time, distance and type of call. Although management believes that alternative carriers could be found in a timely manner, disruption of these services for more than a brief period of time would have a negative effect on the Company's operating results.

12. BUSINESS SEGMENT INFORMATION

    The Company operates in a single industry segment. For the nine months ended December 31, 1996 and 1997 and for the years ended March 31, 1995, 1996 and 1997, substantially all of the Company's

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

12. BUSINESS SEGMENT INFORMATION (CONTINUED) revenues were derived from traffic transmitted through switch facilities located in Sunrise, Florida. The geographic origin of the traffic is as follows:

                                                                                            NINE MONTHS
                                                   YEAR ENDED MARCH 31,                  ENDED DECEMBER 31,
                                        ------------------------------------------  ----------------------------
                                            1995          1996           1997           1996           1997
                                        ------------  -------------  -------------  -------------  -------------
Africa................................  $    369,087  $   1,403,094  $   3,899,701  $   2,596,455  $   6,057,730
Europe................................       316,903      1,988,030      4,252,104      3,278,474      3,013,155
Latin America.........................     4,387,351      6,337,284      7,265,473      5,420,058      5,050,602
Middle East...........................       413,796      2,101,864      3,741,890      2,726,301      3,500,512
Other.................................       803,375      1,397,802      1,363,852        966,441      1,395,126
United States.........................       --            --              315,407       --            2,011,988
                                        ------------  -------------  -------------  -------------  -------------
      Total Revenues..................  $  6,290,512  $  13,228,074  $  20,838,427  $  14,987,729  $  21,029,113
                                        ------------  -------------  -------------  -------------  -------------
                                        ------------  -------------  -------------  -------------  -------------

    All of the Company's physical assets are located in the United States. Accounts receivable are primarily due from customers in the United States and independent agents in various geographical areas, as follows:

                                                                           MARCH 31,                 DECEMBER 31,
                                                             --------------------------------------  ------------
                                                                1995         1996          1997          1997
                                                             ----------  ------------  ------------  ------------
Africa.....................................................  $  149,262  $    382,595  $    887,774   $1,080,297
Europe.....................................................     100,105       426,294       694,461      896,014
Latin America..............................................     445,722       572,903       798,428      785,443
Middle East................................................      38,353       276,433       633,799    1,093,080
Other......................................................      68,314        88,593       109,481      133,193
United States..............................................      --           --            269,943      898,861
Less: Allowance for doubtful accounts......................                   (11,381)      (15,000)     (95,846)
                                                             ----------  ------------  ------------  ------------
    Total Accounts Receivable..............................  $  801,756  $  1,735,437  $  3,378,886   $4,791,042
                                                             ----------  ------------  ------------  ------------
                                                             ----------  ------------  ------------  ------------

13. ACQUISITION OF AGENT

    On August 12, 1997, the Company entered into an agreement with its largest independent agent (in South Africa) to acquire an approximate 9% interest in the agent for approximately $373,000. At December 31, 1997, $321,059 has been paid and is included in other assets.

14. SUBSEQUENT EVENTS

    Subsequent to December 31, 1997, the Company repaid the outstanding balance of $85,000 on a consolidated term loan originally due on August 31, 1998. This loan agreement, as set out in full in Note 5, was terminated at that time.

    On January 1, 1998, with an additional amendment on February 9, 1998, the Company entered into a two-year employment agreement with its Chief Financial and Accounting Officer providing for a base

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

14. SUBSEQUENT EVENTS (CONTINUED)
salary of $170,000 in calendar year 1998 and $200,000 in calendar year 1999. The Company paid a $50,000 bonus upon signing of the agreement and will pay a $75,000 bonus upon the successful completion of an initial public offering of the Company's Common Stock. The agreement further provides for additional bonuses based upon the Company's operating results, as defined therein.

    On January 6, 1998, the Company entered into a joint venture agreement to form Ursus Telecom France, a limited liability company incorporated in France. Under the terms of the joint venture agreement, the Company contributed a switch at historical net book value of $112,000 and the joint venture partners will contribute their existing customer base into the venture. Under the terms of the agreement, the joint venture partners have the option to require the Company to purchase the outstanding interest at the earliest one year after the closing date of the initial public offering, based upon a multiple of average monthly revenues of Ursus Telecom France, as defined therein.

    On January 20, 1998, the Company entered into an agreement with a minority shareholder of the Company, extending his consulting agreement (see Note 9) to December 31, 1998 and modifying the agreement to include an additional payment of $15,000 upon consummation of an initial public offering of the Company's securities during the term of the consulting agreement.

    On February 6, 1998, the Board of Directors and shareholders approved (i) the filing of amended and restated Articles of Incorporation that would provide for, among other things, the authorization of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, (ii) a 923.08 for 1 stock split of the issued and outstanding Class C Common Stock, (iii) the reclassification and split of every four shares of outstanding Class A and Class B common stock into 3,692.32 shares of Common Stock and 1 share of preferred stock, (iv) an option plan reserving for issuance up to 1,000,000 shares of Common Stock options and other stock awards, and (v) the granting of 150,000 warrants for the purchase of Common Stock to the Company's underwriters. The stock split and reclassification became effective on February 12, 1998. The issuance of the warrants and stock option plan will become effective upon the effective date of the Company's proposed initial public offering.

    On February 9, 1998, the Company amended its January 1, 1998 employment agreements with its Chief Executive Officer and Chief Operating Officer whereby for a term of five calendar years they will each receive a base salary of $225,000 with increases of $25,000 in each of years 2 through 5 of the agreements and a guaranteed bonus of $45,000 per calendar year, additionally, the agreements provide for additional bonuses at a rate of 4.5% of earnings before interest, taxes, depreciation, amortization and such bonuses ("EBITDAB") greater than $1 million, as defined, up to $4 million. The agreements provide for additional bonuses of 20% of base salary for achievement of $4 million EBITDAB and up to 5% of base for each $1 million of EBITDAB in excess of $4 million on a pro rata basis.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE NINE MONTHS ENDED
                    DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

14. SUBSEQUENT EVENTS (CONTINUED)
    On February 24, 1998, the Company entered into an agreement to acquire a switch under a capital lease. The asset has a capitalized cost of $335,280. The following is an analysis of the minimum future lease payments:

1998..............................................................  $  23,401
1999..............................................................     79,655
2000..............................................................     79,655
2001..............................................................     79,655
2002..............................................................     79,655
2003..............................................................     73,017
Imputed interest..................................................   (112,963)
                                                                    ---------
  Present Value of Lease Obligation...............................  $ 302,075
                                                                    ---------
                                                                    ---------

    On March 17, 1998, the Company entered into an agreement to acquire equipment under a capital lease. The asset has a capitalized cost of $33,372. The following is an analysis of the minimum future lease payments:

1998...............................................................  $   2,982
1999...............................................................      8,400
2000...............................................................      8,400
2001...............................................................      8,400
2002...............................................................      8,400
2003...............................................................      8,400
Imputed interest...................................................    (14,909)
                                                                     ---------
  Present Value of Lease Obligation................................  $  30,073
                                                                     ---------
                                                                     ---------

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NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Prospectus Summary........................................................    3

Summary Financial Data....................................................    7

Risk Factors..............................................................    8

Use of Proceeds...........................................................   25

Capitalization............................................................   26

Dividend Policy...........................................................   27

Dilution..................................................................   27

Selected Financial Data...................................................   28

Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   30

The International Telecommunications Industry.............................   40

Business..................................................................   44

Management................................................................   63

Certain Relationships and Related Party Transactions......................   70

Principal and Registering Shareholders....................................   72

Description of Capital Stock..............................................   73

Shares Eligible for Future Sale...........................................   76

Underwriting..............................................................   78

Legal Matters.............................................................   80

Experts...................................................................   80

Additional Information....................................................   80

Reports to Shareholders...................................................   80

Glossary of Terms.........................................................   81

Index to Financial Statements.............................................  F-1

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UNTIL JUNE 6, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,500,000 SHARES

                                     [LOGO]

                           URSUS TELECOM CORPORATION

                                  COMMON STOCK

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                                   PROSPECTUS

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                                JOSEPH CHARLES &
                                ASSOCIATES, INC.

                                  MAY 12, 1998

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